Form 20-F
period 2025-12-31
KNOREX LTD.
filed 2026-08-19
CIK 1982960

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number: 001-42862

KNOREX LTD.

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

21 Merchant Road,

#04-01, Singapore, 058267

+65 6956-7483
(Address of Principal Executive Offices)

Chief Financial Officer

21 Merchant Road,

#04-01, Singapore, 058267

+65 6956-7483

michael.sun@knorex.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0005 per share	KNRX	The NYSE American LLC (The NYSE American)

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2025, there were 25,642,538 Class A Ordinary Shares, par value $0.0005 per share (“Class A Ordinary Shares”) and 4,780,575 Class B Ordinary Shares, par value $0.0005 per share (“Class B Ordinary Shares”).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

CONVENTIONS AND FREQUENTLY USED TERMS

In this annual report on Form 20-F, unless the context otherwise requires, references to “KNOREX,” “we,” “our,” “us,” “the Company,” “our Company,” “our Group,” or their other grammatical variations are to KNOREX LTD., a Cayman Islands company, and its subsidiaries.

Unless otherwise indicated or unless the context otherwise requires in this annual report on Form 20-F:

“Ad channel” or “advertising channel” means the medium used by the marketer to advertise. Examples of ad channel include social media, search marketing, CTV/OTT marketing, video marketing, audio marketing, display marketing, native display marketing, digital-out-of-home marketing, and email marketing;

“AI/ML” means artificial intelligence and/or machine learning;

“AMX” means advertising management and execution, a term we use to represent a new category of software that provides end-to-end capabilities for the modern digital advertising need;

“API” means application programming interface;

“B2B” means business-to-business where business is conducted between businesses, to be distinguished from business to consumer;

“CAGR” means compound annual growth rate;

“Cayman Companies Act” or “Companies Act” means the Companies Act (Revised) of the Cayman Islands;

“Class A Ordinary Shares” means the Company’s Class A ordinary shares of par value US$0.0005 each;

“Class B Ordinary Shares” means the Company’s Class B ordinary shares of par value US$0.0005 each;

“CTV/OTT” means Connected Television (TV), while OTT means Over-the-Top. They both relate to how consumers are consuming TV content. CTV refers to televisions or devices that can connect to the Internet and stream digital content, for instance, smart TVs, gaming consoles, streaming players such as Apple TV or Roku. OTT refers to the delivery of film and TV content over the Internet, hence “over the top” of existing Internet infrastructure, directly to viewers. This includes streaming platforms like Netflix, Disney+, HBO Max, Prime Video, Viu, and others.

“Company” means KNOREX LTD., an exempted company limited by shares incorporated under the laws of the Cayman Islands, or as the context requires, KNOREX LTD. and its subsidiaries and consolidated affiliated entities;

“India” means the Republic of India;

“IT” means information technology;

“KNOREX,” “we,” “our” or “us” means KNOREX LTD. and its subsidiaries;

“Marketers” refers to advertising agencies and brand advertisers;

“Open Internet” refers to network of contents and media, outside of the Native Platforms, which are built on the concept of neutrality where any user is free to access the open exchange of information across the web without much or any restrictions, commonly through the use of a web browser. See the “Native Platforms” for comparison;

“PCAOB” means the U.S. Public Company Accounting Oversight Board;

“Pre-IPO Warrants” means our warrants issued to various parties prior to our IPO.

“Representative Warrants” means our warrants which have been issued to R.F. Lafferty & Co., Inc.

ii

“ROAS” means return on advertising spending, a metric that lets marketers measure the efficacy of an advertising campaign or advertising based on revenue that is earned given the advertising budget being spent;

“SEC” means the U.S. Securities and Exchange Commission;

“Securities Act” means the U.S. Securities Act of 1933, as amended;

“SEO” means searching engine optimization, an iterative practice of improving the quantity and quality of traffic to a website from search engines;

“Singapore” means the Republic of Singapore;

“Shares” means the Class A Ordinary Shares and Class B Ordinary Shares;

“S$” and “SGD” mean Singapore dollar(s), the lawful currency of Singapore;

“UI” means user interface;

“U.S. Dollars,” “US$” and “$” means United States dollars, the legal currency of the United States;

“U.S.” or “United States” means the United States of America;

“Native Platforms” means a closed platform or ecosystem in which the provider fully controls the access to their applications, audience, content, and ad inventory. The typical way to access such platform is via the provider’s UI dashboard or designated APIs. Examples include Apple’s ecosystem, Meta’s Facebook and Instagram, Google’s YouTube and PlayStore, and so on. See the “Open Internet” for comparison;

“Warrants” means our Representative Warrants and Pre-IPO Warrants.

“XPO” or “KNOREX XPO” means our company flagship platform.

iii

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “might,” “would,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our ability to grow market share in our existing markets or any new markets we may enter;

●	our ability to execute our growth strategy, manage growth and maintain our corporate culture as we grow;

●	our ability to successfully execute on acquisitions, integrate acquired businesses and realize efficiencies or meet growth aspirations inherent in the decision to make a specific acquisition;

●	our ability to retain existing commercial partners or attract new commercial partners, or maintain favorable fee arrangements with our commercial partners;

●	our ability to cost-effectively attract new, and retain existing customers and enhance user engagement;

●	our ability to continue to diversify and optimize our offerings and provide strong customer support;

●	the global economic environment and general market and economic conditions in the jurisdictions in which we operate;

●	changes in interest rates or rates of inflation;

●	ongoing geopolitical uncertainties and conflicts;

●	various risks inherent in operating and investing in Greater Southeast Asia;

●	the regulatory environment and changes in laws, regulations or policies in the jurisdictions in which we operate;

●	increased competition in our industry;

●	anticipated technology trends and developments and our ability to address those trends and developments with our products and offerings;

●	our ability to protect information technology systems and platforms against security breaches (which includes physical and/or cybersecurity breaches either by external actors or rogue employees) or otherwise protect the confidential information or personally identifiable information of its users and business partners;

●	developments related to COVID-19 and other pandemics, epidemics or public health threats;

iv

●	man-made or natural disasters, including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events and acts of God such as floods, earthquakes, wildfires, typhoons and other adverse weather and natural conditions that affect our business or assets;

●	the loss of key personnel and the inability to replace such personnel on a timely basis or on acceptable terms;

●	exchange rate fluctuations;

●	legal, regulatory and other proceedings; and

●	changes in tax laws and the interpretation and application thereof by tax authorities in the jurisdictions where we operate.

You should read this annual report and the documents that we refer to in this annual report thoroughly with the understanding that our actual future results may be materially different from and worse than what we expect. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview,” “Item 5. Operating and Financial Review and Prospects,” and other sections in this annual report. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

This annual report also contains statistical data and estimates that we obtained from industry publications and reports generated by government or third-party providers of market intelligence, which we have not independently verified. The statistical data and estimates in these publications and reports are based on a number of assumptions and if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. In addition, due to the rapidly evolving nature of the industry in which we operate, projections or estimates about our business and financial prospects involve significant risks and uncertainties.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

v

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

Not applicable.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our securities involves a high degree of risk. You should carefully consider the risks summarized below. These risks are discussed more fully in the “Risk Factors” section of this annual report. These risks include, but are not limited to, the following:

Risks Related to Our Business and Industry

●	We are dependent on key management personnel for our future success and growth. The loss of services of any of our key management personnel or skilled employees without suitable and timely replacement may materially and adversely affect our business, financial condition, and results of operations.

●	While we are working to expand engagement with other clients and actively pursuing new customers and revenue sources, there can be no assurance that these efforts will be able to offset the loss of business. If we are unable to replace the revenue lost from our significant customers, our financial condition, results of operations, and prospects could be materially and adversely affected.

●	We are highly dependent on having continuous connectivity and access to advertising inventory, data, and certain technology services to provide our platform and services to customers. Any disruption, curtailment or termination to these resources can adversely impact our revenue and growth.

●	Operational and performance issues with our platform may adversely affect our business, financial condition, and results of operations.

●	We often have relatively long sales cycles, resulting in considerable lead time between initial contact, execution of sales agreement and subsequent revenue commitment, making it challenging to ultimately project when we will generate revenue from the customers, if at all.

●	Our contracts with marketers are not exclusive, may be terminated upon relatively short notice, and generally do not require long-term commitments. If the marketers representing a significant portion of our revenue decide to materially reduce their use of our platform, we could experience an immediate and significant decline in our revenue and profitability which could harm our business, operating results, and financial operations.

●	Our historical growth may not be indicative of our future growth, and we may fail to properly manage future growth.

●	If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.

Risks Related to Doing Business in the Jurisdictions Where We Operate

●	We are exposed to risks arising from fluctuations of foreign currency exchange rates.

●	Changes in taxation rates, audit regulations, investigations and tax proceedings could have a material adverse effect on our financial condition and results of operations.

Risks Related to Our Class A Ordinary Shares

●	Our failure to meet NYSE American’s continued listing requirements could result in a delisting of our Class A Ordinary Shares.

●	The market price and trading volume of our Class A Ordinary Shares may be volatile and could decline significantly in the future, which could subject us to securities class action litigation.

●	Future resales of a large number of our Class A Ordinary Shares may cause the market price of our Class A Ordinary Shares to drop significantly, even if our business is doing well.

●	Our dual-class voting structure may limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

●	It is not expected that we will pay dividends in the foreseeable future.

Risks Related to Our Business and Industry

We are dependent on key management personnel for our future success and growth. The loss of services of any of our key management personnel or skilled employees without suitable and timely replacement may materially and adversely affect our business, financial condition, and results of operations.

Our Company is led by a strong management team with extensive experience in the technology and digital marketing sectors. Our success and growth as a Company significantly depend on the leadership, knowledge, skills and continued services of our key management team and other key personnel. We also rely on skilled employees in our product development, support, and sales teams to attract and keep key clients. The loss of any of these persons could adversely affect our business.

Our future success also depends on our ability to retain, attract, and motivate highly skilled technical, managerial, marketing and customer service personnel. We may incur significant costs to attract and retain qualified employees, including significant expenditures related to salaries and benefits and compensation expenses related to equity awards. New employees often require training and, in many cases, take significant time before they achieve full productivity. We may lose new or existing employees to our competitors or other companies before we realize the benefit of our investment in recruiting or training them. Competition for personnel is intense, particularly in the technology and software industries. Employee turnover, including changes in our management team, and our inability to attract and retain qualified personnel could adversely affect our business, financial condition, and results of operations.

To maintain and grow our business, we will need to identify, hire, develop, motivate, and retain highly skilled employees. Identifying, recruiting, training, integrating, and retaining qualified individuals requires significant time, expense, and attention. In addition, from time to time, there may be changes in our management team that may be disruptive to our business. We may also be subject to local hiring restrictions in certain markets, particularly in connection with the hiring of foreign employees, which may affect the flexibility of our management team. If our management team, including any new hires that we make, fail to effectively work together, and execute our plans and strategies, or if we are not able to effectively recruit and retain employees, our ability to achieve our strategic objectives will be adversely affected and our business and growth prospects will be harmed.

Competition for highly skilled personnel, particularly software engineers and technology professionals, is intense, especially in the U.S., Singapore, Vietnam, India, and Malaysia where our business operations and research and development centers are located. We may need to invest significant amounts of cash and equity to attract and retain new employees and we may not be able to realize returns on these investments.

While we are working to expand engagement with other clients and actively pursuing new customers and revenue sources, there can be no assurance that these efforts will be able to offset the loss of business. If we are unable to replace the revenue lost from our significant customers, our financial condition, results of operations, and prospects could be materially and adversely affected.

The digital advertising industry is highly competitive, and if we do not effectively compete against our current and future competitors, or if we fail to improve and enhance our service offerings and solutions to meet our customers’ evolving needs, or technological developments or industry changes, our business, financial condition, and results of operations could be harmed.

We operate in a competitive and rapidly changing industry that is subject to changing technology, regulations and customer demands with many companies providing competing solutions. With the introduction of new and evolving technologies and the influx of new entrants into the market, we expect competition to persist. This could potentially impact our ability to generate higher revenue and sustain profitability. Furthermore, as market participants strive to introduce new products and services to capture advertisement spending, the emergence of new advertising technologies and purchasing methods poses a dynamic competitive challenge. Our ability to design and deploy services and solutions that anticipate and adapt to rapid and continual changes in technology and industry advances and offerings to meet the increasing needs of our clients is critical to our success. If we fail to understand and anticipate customer needs, our new products and services may fail, and our revenues and earnings may suffer. Our growth plan is centered on responding to these types of advancements by fostering innovation that will allow us to expand our business into new areas of growth.

We have made and will continue to make significant investments in research, development and marketing for existing services and technologies as well as new technology or new applications of existing technology. Investments in new technology and new services contain certain amount of risk. Platform development, new products and services development, or infrastructure modifications, may necessitate significant capital expenditures. We cannot guarantee that we will be able to secure funding to cover such costs. The process of creating, developing, acquiring new technology products and services, as well as improving existing ones, is time-consuming, costly, and uncertain. Any delay in the development, acquisition, marketing, or launch of a new offering or enhancement to an existing offering could cause customer attrition or limit our ability to attract new customers and might have material and negative impact on our business, financial position and operating performance. For several years, if at all, we may not see significant revenue from such new service or product, or new applications of current new service, or product. New services and products may not be successful, and even if they are, operating margins for certain new products and businesses may be lower than those we have seen in the past.

Our business faces competition from both private companies and from public companies. Some of our current and potential competitors may have significantly more financial, technical, marketing, and other resources than we have, allowing them to devote greater resources to the development, promotion, sale and support of their products and services. They may also have more extensive customer bases and broader supplier relationships than we have. As a result, these competitors may have an advantage in quickly adapting to new technologies, developing deeper marketer relationships, or offering services at lower prices. Increased competition may lead to lower pricing for our XPO platform, increased sales and marketing expense, longer sales cycles, or a decrease of our market share, any of which could negatively affect our revenue and future operating results and our ability to grow our business.

In addition, our competitors may also have greater brand recognition than we have and actively target our market and have the power to significantly change the nature of the marketplace to their advantage. Some of our larger competitors may have a broader range of products and services and they can leverage such comprehensive offerings to gain a competitive edge, including by selling at a lower margin or bundling of product with services at a reduced price. These larger competitors often have broader product lines and market focus, making them less vulnerable to market fluctuations. We may also experience negative market perception for being a smaller company than our larger competitors.

New technological entrants are and will continue to enter. We may face competition from companies that are currently unknown to us or do not yet exist. If these companies develop, market, or resell competitive high-value marketing products or services, acquire one of our existing competitors or form a strategic partnership with one of our competitors, our ability to compete effectively could be significantly hindered and our results of operations could be harmed. Their new services or technology may make our offers less differentiated or competitive in comparison to other options, negatively impacting our operating results.

Our products and services, our results of operations and our ability to develop and maintain a competitive advantage and continue to grow could be harmed if we do not adequately invest in new technology and industry developments or evolve and expand our business at a sufficient speed and scale, or if we do not make the right strategic investments to respond to these developments and successfully drive innovation.

Our success depends on acquiring new customers, effectively retaining our existing customers and increasing their usage of our platform. We are dependent on a small number of customers and loss of business from any significant customer could have a material adverse effect on our revenue.

Our success and revenue growth depend on constantly acquiring new customers and increasing our current customers’ usage of our XPO platform. Our contracts and relationships with customers generally do not include long-term or exclusive obligations requiring them to use our platform or maintain or increase their use of our platform. Our customers may have relationships with numerous providers and can use both our platform and those of our competitors without incurring significant costs or disruption. Our customers may also choose to decrease their overall advertising spend for any reason. Accordingly, we must continually strive to acquire new customers and retain existing ones, increase their usage of our platform, and capture a larger share of their advertising spend. However, we may not be successful at training customers, particularly our newer customers, on how to use our platform to get the most benefit from our platform and increase their usage. If these efforts are unsuccessful or if our customers decide to halt or reduce their usage of our platform for any other reason, or if we fail to attract new customers, our revenue could fail to grow or decline, which would materially and adversely harm our business, financial condition, and results of operations.

We cannot assure you that our customers will continue to use and increase their spending on our platform or that we will be able to attract enough new customers to continue to grow our business and revenue. If any of our major customers or a substantial portion of our business’s customers decide to materially reduce or cease their use of our platform, it could have a material adverse effect on our business, financial condition, and results of operations. Furthermore, we may not be able to replace in a timely manner, or at all, customers who decrease or cease their usage of our platform with new customers that will use our platform to the same extent.

Our top five customers accounted for 74.0% and 86.2% of our total revenue for the years ended December 31, 2025, and 2024, respectively. The concentration of our business with a small number of customers makes us more susceptible to negative developments affecting those customers. While we are actively pursuing new customers and working to diversify our customer bases and revenue sources, there can be no guarantee that any customers will continue to do the same volumes of business with us or do business with us at all. The loss of business from any significant customer, and our failure to replace that volume, could have a material adverse impact on our revenue.

Our largest customer, which accounted for 40.6% and 73.3% of our total revenue for the years ended December 31, 2025, and 2024, respectively, beginning in February 2025, materially reduced its business with us after one of their major clients was adversely impacted by new or increased U.S. import tariffs, which led that client to cut its marketing spend, thereby reducing the business our largest customer conducted with us. This reduction has resulted in approximately 44% decline in our revenue for year ended December 31, 2025 compared to the year ended December 31, 2024. We expect a material adverse impact on revenue until we replace this volume, and there can be no assurances we will do so on acceptable terms.

We are highly dependent on having continuous connectivity and access to advertising inventory, data, and certain technology services to provide our platform and services to customers. Any disruption, curtailment or termination to these resources can adversely impact our revenue and growth.

We depend on various media, data, technology, software, products, and services from third parties or available as open source, including critical features and functionality of our platform, API technology, payment processing, payroll, and other professional services. For example, for location-based targeting, we use a combination of third-party data and geolocation services to serve advertisements relevant to their geographic area. Identifying, negotiating, complying with and integrating with third-party terms and technology are complex, costly and time-consuming matters.

We must maintain consistent access to advertising inventory, data and certain technology services. Our success depends on our ability to secure access to quality inventory on reasonable terms across a broad range of advertising networks, media, and platforms, including video, display, CTV/OTT, audio and mobile inventory. The amount, quality, and cost of inventory available to us may change at any time. A few inventory suppliers hold a significant portion of the programmatic inventory either generally or concentrated in a particular channel, such as audio and social media. In addition, we compete with companies with which we have business relationships. If our relationships with certain of our suppliers were to cease, or if the material terms of these relationships were to change unfavorably, our business would be adversely impacted.

Our relationships with suppliers of advertising inventory, data and certain technology services may not involve long-term contracts, which means there is no assurance of consistent access to high-quality inventory on favorable terms. This lack of guarantee poses a potential challenge to our ability to secure advertising inventory, data and technology on real-time advertising exchanges and find alternative sources with comparable consumer demographics and traffic patterns in a timely manner. Additionally, despite our and our suppliers’ efforts to prevent fraud and conduct quality assurance checks, there is a risk of encountering low-quality or misrepresented inventory through real-time advertising exchanges.

The failure of third-party providers to uphold the maintenance, support, and security of their technology, whether in a general context or pertaining to our accounts specifically, or experiencing downtime, errors, or defects in their products or services, has the potential to significantly and negatively affect our platform, our administrative responsibilities, and various other aspects of our business. In such cases, the need to substitute these third-party providers or their technology, products, or services may lead to service interruptions and operational challenges that hinder our service delivery capabilities, or at times it may not be possible to replace them with another third-party provider. In the event these third-party providers experience any interruption in operations or cease business for any reason, or if we are unable to agree on satisfactory terms for ongoing partnerships, we would be compelled to engage with alternative service providers or take on certain hosting responsibilities internally. Furthermore, even a brief disruption has the potential to adversely affect marketplace activities and could therefore result in a loss of revenue. If we encounter challenges in establishing or sustaining our relationships with these third-party providers or are required to seek replacements, it may necessitate diverting internal resources and could have repercussions on our business, financial standing, and operational performance.

Inventory suppliers control the bidding process, rules, and procedures for the inventory they supply, and their processes may not always work in our favor. For example, suppliers may place restrictions on the use of their inventory, including prohibiting the placement of advertisements on behalf of specific advertisers. Through the bidding process, we may not win the right to deliver advertising to the inventory that is selected through our products and may not be able to replace inventory that is no longer made available to us.

Our success depends on consistently adding valuable inventory in a cost-effective manner. If we are unable to maintain a consistent supply of quality inventory for any reason, client retention and loyalty, and our financial condition and operating results could be harmed. Also, as new types of inventories become available, we may need to expend significant resources to ensure we have access to such new inventory.

Operational and performance issues with our platform may adversely affect our business, financial condition, and results of operations.

We depend upon the sustained and uninterrupted performance of our XPO platform to collect, process and interpret data, deliver digital marketing services across different channels, optimize campaign performance in real time, and provide billing information to our financial systems. We may from time to time face operational and performance issues, whether real or perceived, including a failure to respond to technological changes or to upgrade our technology systems. If our platform cannot scale to meet demand, if there are errors in our execution of any of these functions on our platform, or if we experience outages, our business may be harmed.

Our XPO platform is complex and multifaceted. Operational and performance issues could arise from the platform itself or from external factors, such as disruption in connectivity, no or limited access to providers, cyberattacks or other third-party attacks. Real or perceived errors, malfunctions, failures, vulnerabilities, or bugs have been found in the past, and may be found in the future. It is also often used in connection with computing environments utilizing different operating systems, system management software, equipment, and networking configurations, which may cause errors in, or failures of, our platform or such other computing environments. Our services are delivered via multi-cloud providers; all of which may experience errors or failures in the operating environment where they are deployed. For example, we are dependent on third-party cloud providers to provide the XPO platform to our customers as a software-as-a-service (SaaS) and we rely on them to ensure service and data availability, security, and scalability, which are integral to the XPO platform’s performance and continuity of our services. Operational and performance issues with our platform could include the failure of our UI, outages, errors during upgrades or patches, unanticipated volume overwhelming our databases, server failure or catastrophic events affecting one or more server facilities. Some failures may shut our platform down completely or partially. We provide service level agreements to our customers, and if our platform is not available for specified amounts of time or if there are failures in the interaction between our platform, partner system and third-party technologies, we may be required to provide credits or other financial compensation to our customers.

Despite our testing, real or imagined mistakes, failures, or problems in our customer solutions, software or technology, or third-party technology or software, including open-source software, may not be discovered until our customers utilize our services.

As our business grows, we expect to further invest in technology services and equipment. Failure to implement these enhancements may result in unanticipated system disruptions, slow transaction processing, unreliable service levels, impaired quality, or delays in reporting accurate information regarding transactions in our platform, any of which could negatively affect our reputation and ability to attract and retain customers. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational, and technical resources, with no assurance our business will grow. If we fail to respond to technological change or to adequately maintain, expand, upgrade and develop our systems and infrastructure in a timely manner, our growth prospects and results of operations could be adversely affected.

Operational and performance issues with our platform may also lead to negative publicity, damage to our brand and reputation, reluctance of the market to accept our platform, increased costs or loss of revenue, unavailability of our platform, loss of competitive position or customer claims for losses incurred. Addressing such issues could require significant expenditures of capital and other resources and could cause interruptions, delays, or the cessation of our business, any of which may adversely affect our financial condition and results of operations.

Continued operation of our business depends on the performance and reliability of the internet, mobile networks and other infrastructure that is not under our control.

Our platform and business depend on the performance and reliability of the internet, mobile networks and other infrastructure that is not under our control. Disruptions in such infrastructure, including as the result of power outages, telecommunications delay or failure, security breach, or computer virus, as well as failure by telecommunications network operators to provide us with the bandwidth we need to provide our products and offerings, could cause delays or interruptions to our services, offerings, and platforms. Any of these events could damage our reputation, resulting in fewer users actively using our platform, disrupt our operations, and subject us to liability, which could adversely affect our business, financial condition, and results of operations.

We often have relatively long sales cycles, resulting in considerable lead time between initial contact, execution of sales agreement and subsequent revenue commitment, making it challenging to ultimately project when we will generate revenue from the customers, if at all.

Our sales cycles, from initial contact to execution of sales agreement and implementation, often involves long cycles, which means there is a significant amount of time between initial contact, finalizing the sales agreement, and generating revenue from the agreement. Our sales efforts involve educating our customers about the use, technical capabilities, and benefits of our XPO platform. Some of our customers undertake an evaluation process that involves reviewing the offerings of our competitors in addition to our platform. As a result, it is difficult to predict when we will begin onboarding new customers and generating revenue from these new customers. Even if our sales efforts successfully secure a new customer, we can only start generating the bulk of our revenue when our customers are onboarded and starting to advertise on our XPO platform under our usage-based pricing model; the client retains control over when and to what extent it uses the XPO platform. As a result, this introduces a level of unpredictability in our ability to add new customers and promptly generate revenue, which has the potential to adversely impact or restrict the predictability of our growth. Further, we have encountered and may continue to face disputes with marketers regarding billing matters related to our services, the operation of XPO, and the terms of our agreements. In cases where we are unable to recover payments or make necessary adjustments to customer bills, we may incur write-offs for bad debt or revenue reductions. These events could significantly impact our operating results during the periods in which such write-offs or revenue adjustments occur. Moreover, there is a possibility that bad debt may exceed reserves set aside for such contingencies, resulting in an increase in our exposure to bad debt over time. Any escalation in write-offs for bad debt or reductions in revenue due to adjustments could have a substantial negative effect on our business, financial condition, and operating results.

In addition, we are generally contractually required to pay suppliers of advertising inventory and data within a negotiated period, regardless of whether our customers pay us on time, or at all. While we attempt to negotiate long payment periods with our suppliers and shorter periods from our customers, we are not always successful. As a result, our accounts payable with certain suppliers may be due in shorter cycles than our accounts receivables with certain customers, requiring us to remit payments from our own funds. Such payment process will increasingly consume working capital if we continue to be successful in growing our business. In addition, like many companies in the advertising technology industry, advertising agencies are often slow to remit payment to us, which may cause us to be unable to borrow against our accounts receivables on commercially acceptable terms, our working capital availability could be reduced, and consequently our operating results and financial condition would be adversely impacted. Additionally, we may need to rely on borrowings to partially fund our working capital requirements.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to fund our working capital needs, if at all. If our cash flows and borrowings are insufficient to fund our working capital requirements, we may not be able to grow at the rate we currently expect or at all. In addition, in the absence of sufficient cash flows from operations, we might be unable to meet our obligations and we may therefore be at risk of default under any borrowing arrangements. We cannot assure you that it will be able to access additional financing or increase our borrowing or borrowing capacity on commercially reasonable terms or at all.

Our sales cycle, from initial contact to contract execution and implementation, can take up to 120 days or longer. As part of our sales cycle, we may incur significant expenses before we can generate any revenue from a prospective customer. We have no assurance that the substantial time and money spent on our sales efforts will generate significant revenue. If conditions in the marketplace, generally or with a specific prospective customer, change negatively, it is possible that we will be unable to recover any of these expenses. Our sales efforts involve educating our customers about the use, technical capabilities, and benefits of our products. As a result, it is difficult to predict when we will obtain new customers and begin generating revenue from these new customers. Even if our sales efforts result in obtaining a new customer, the customer controls when and to what extent it uses our products and therefore the amount of revenue that we generate, and it may not sufficiently justify the expenses incurred to acquire the customer and the related training support. As a result, we may not be able to add customers, or generate revenue, as quickly as we may expect or need, which could harm our growth prospects, business, operating results, and financial condition.

Our contracts with marketers are not exclusive, may be terminated upon relatively short notice, and generally do not require long-term commitments. If the marketers representing a significant portion of our revenue decide to materially reduce their use of our platform, we could experience an immediate and significant decline in our revenue and profitability which could harm our business, operating results, and financial operations.

Marketers may do business with our competitors as well as with us and, in many instances may reduce or cancel their business with us or terminate our contracts without penalty and may bypass us and transact directly with each other or through other intermediaries that compete with us. Accordingly, our business is highly vulnerable to changes in the macro environment, price competition, and development of new or more compelling offerings by our competitors, which could reduce business generally or motivate publishers or advertisers to migrate to competitors’ offerings.

Publishers and marketers may seek to change the terms on which they do business with us or allocate their advertising inventory or demand to our competitors who provide advertising demand and supply to them on more favorable terms or whose offerings are considered more beneficial. Supply of advertising inventory is also limited for some publishers, such as special sites or new technologies, and publishers may request higher prices, fixed price arrangements or guarantees that we cannot provide as effectively as our competitors, or that would reduce the profitability of that business. In addition, publishers sometimes place significant restrictions on the sale of their advertising inventory, such as strict security requirements, limitations on data sharing, prohibitions on advertisements from specific advertisers or specific industries, and restrictions on the use of specified creative content or format. Finally, with the proliferation of header bidding, which is the process by which multiple advertisers participate simultaneously in a digital auction to win advertising space on a website, publishers’ inventory is available for purchase through multiple exchanges simultaneously. Marketers, in turn, are free to direct their spend to us or one or more of our competitors, and increasingly are seeking price concessions, or other consideration to direct more spend towards us.

If a marketer or group of marketers representing a significant portion of the demand on our products decides to materially reduce use of our solutions, it could cause an immediate and significant decline in our revenue and profitability and harm to our business. It could be difficult for us to replace the losses from any marketers whose relationships with us diminish or terminate in a short time. Additionally, if we overestimate future usage, we may incur additional expenses in adding infrastructure without a commensurate increase in revenue, which would harm our profitability and other operating results.

Our historical growth may not be indicative of our future growth, and we may fail to properly manage future growth.

We generated revenue of US$6.0 million and US$10.8 million for the year ended December 31, 2025 and 2024, respectively, reflecting year-over-year decline of approximately 44% primarily attributed to a single major customer. Despite the revenue growth, we may not be successful in executing our growth strategy, and even if we achieve our strategic plan, we may not be able to sustain profitability. In future periods, our revenue could decline or grow more slowly than we expect. We may also incur significant losses in the future for several reasons, including the materialization of the following risks and the other risks described in this annual report. Additionally, we may encounter unforeseen difficulties, complications, delays and other unknown factors, such as:

●	we may be unsuccessful in predicting and capturing industry trends and consumer preferences;

●	we may be unable to introduce new services that appeal to customers;

●	we may be unsuccessful in protecting or enhancing the recognition and reputation of our brands;

●	we may be unsuccessful in competing for market share with our existing or new competitors;

●	our inability to maintain existing relationships and to create new relationships with business partners;

●	we may not be able to maintain and improve our customer experience;

●	we may experience service interruptions, data corruption, cyber-based attacks or network security breaches which may result in the disruption of our operating systems or the loss of confidential information of our consumers; and

●	we may be unable to retain key members of our senior management team or attract and retain other qualified personnel.

Thus, there can be no assurance that we will be able to reach profitability on a semi-annual or annual basis. We believe that our revenue and operating results will continue to fluctuate, and that period-to-period comparisons are not necessarily indications of future performance. Our revenue and operating results may fail to meet the expectations of public market analysts or investors, which could have a material adverse effect on the price of our common stock.

Our plans for implementing our business strategy and achieving profitability are based upon the experience, judgment and assumptions of our key management personnel, and available information concerning the communications and technology industries. If management’s assumptions prove to be incorrect, it could have a material adverse effect on our business, financial condition, and results of operations.

We may not be successful in implementing important new strategic initiatives, which may have an adverse impact on our business and financial results.

There is no assurance that we will be able to implement important strategic initiatives in accordance with our expectations, which may result in an adverse impact on our business and financial results.

Our management may lack the required experience, knowledge, insight, or human and capital resources to carry out the effective implementation to expand into new spaces outside of our current focuses. As such, we may not be able to realize our expected growth, and our business and financial results will be adversely impacted.

We may fail to effectively maintain, promote, and enhance our brand.

We feel that protecting and enhancing our brand is critical to our Company’s long-term success. It is critical to have a well-known brand to attract clients, especially in this new and growing market. Our brand is promoted via our marketing team and word-of-mouth recommendations. The efficiency of our marketing activities and the number of word-of-mouth referrals we receive from delighted clients will determine how well our brand is promoted. We may have to spend more money to promote our brand.

However, our brand promotion and marketing efforts may not result in greater sales, and even if they do, such additional revenues may not be enough to cover the costs of promoting our brand. Because we work in such a competitive field, our ability to sustain our market position is directly influenced by our brand recognition. We may fail to attract enough new customers or retain our existing customers if we fail to successfully promote and maintain our brand, or if we incur additional expenses in an unsuccessful attempt to promote and maintain our brand, and our business and results of operations may be materially and adversely affected.

Our business expansion may not be successful.

Currently, we are pursuing multiple business strategies simultaneously, including expanding into more markets and business sectors, increasing penetration in existing markets with new solution offerings and accelerating the growth in the adoption of our XPO platform. We believe pursuing these multiple business strategies offers financial and operational synergies, but these diversified operations place increased demands on our limited resources. Furthermore, we expect to experience growth in the number of our employees and the scope of our operations. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational, and financial systems, expand our facilities, and continue to recruit and train additional qualified personnel. Due to our limited financial resources and our management team’s limited attention, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. In addition, to meet our obligations as a public company and to support our anticipated long-term growth, we will need to increase our general and administrative capabilities. Our management, personnel and systems may not be adequate to support this future growth. Any inability to manage our growth could delay the execution of our business plans or disrupt our operations.

Future strategic alliances or acquisitions may expose us to a variety of risks, which may have a material and adverse effect on our business, financial condition, and results of operations.

From time to time, we may form strategic relationships with various third parties to promote our business goals, such as joint ventures, minority, or majority equity investments. These agreements could expose us to a variety of risks, including risks associated with disclosing proprietary information, third-party non-performance, and higher costs involved with forming new strategic alliances, all of which could have a material and negative impact on our business. We may have limited ability to monitor or control these third parties’ actions. If any of these strategic partners receive negative publicity or suffer reputational harm due to events related to their business, we may also face negative publicity or reputational harm due to our association with them.

In addition, we may acquire other assets, goods, technologies, or businesses that are complementary to our existing business when appropriate opportunities occur. Furthermore, prior and future acquisitions, as well as the subsequent integration of new assets and businesses, necessitate a considerable amount of attention from our management and may cause a diversion of resources away from our core business, which might negatively impact our operations. It is possible that newly acquired assets or enterprises will not produce the expected financial outcomes.

Acquisitions may necessitate the deployment of large sums of cash, potentially dilutive issuances of stock securities, hefty goodwill impairment charges, amortization expenses for other intangible assets and exposure to the acquired business’s potential unknown liabilities. Furthermore, the costs of locating and completing purchases may be substantial. Any negative developments could have a significant negative impact on our business, reputation, operating results, and financial position.

Inadvertent disclosure, improper use, or breach of confidential and/or personal information we hold, or of the security of our or our customers’, or other partners’ computer systems, could subject us to significant reputational, financial, legal and operational consequences.

Our business involves the collection, storage, transmission, and utilization of data, including access to certain personal data, much of which must be maintained on a confidential basis. These activities may in the future make us a target of cyber-attacks by third parties seeking unauthorized access to the data we maintain and to which we provide access, including our customer data, or to disrupt our ability to provide service through our platform.

We take commercially reasonable measures to protect the security of information that we collect, use and disclose in the operation of our business, and to offer privacy protections with respect to such information, including subjecting ourselves to regular third-party audits of our privacy practices and reviewing our privacy policy, information security protection and practices through certifications. However, our efforts to protect our personal and/or confidential information or our customers’ or partners’ personal or confidential information may be unsuccessful due to the actions of third parties, software bugs or other technical malfunctions, employee error or malfeasance, hacking, viruses, or other factors.

In recent years, the frequency, severity and sophistication of cyber-attacks, computer malware, viruses, social engineering, and other intentional misconduct by computer hackers has significantly increased, and government agencies and security experts across the world have warned about the growing risks of hackers, cyber criminals and other potential attackers targeting information technology, or IT, systems. Such third parties could attempt to gain entry to our systems for the purpose of stealing data or disrupting the systems. In addition, our security measures may also be breached due to employee error, malfeasance, system errors or vulnerabilities. Third parties may also attempt to fraudulently induce employees or customers into disclosing sensitive information such as usernames, passwords, or other information to gain access to our customers’ data or our data, including intellectual property and other confidential business information.

We currently store and process all the data through our XPO platform using third-party cloud providers. We store certain data in the XPO platform and there are data that are also transmitted, shared and/or stored with suppliers/other parties for any data-related service. While we and our third-party cloud providers have implemented security measures designed to protect against security breaches, these measures could fail or may be insufficient, particularly as techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until launched against a target, resulting in the unauthorized disclosure, modification, misuse, destruction, or loss of our or our customers’ data or other sensitive information. Any failure to prevent or mitigate security breaches and improper access to or disclosure of the data we maintain, including personal information, could result in litigation, indemnity obligations, regulatory enforcement actions, investigations, fines, penalties, mitigation and remediation costs, disputes, reputational harm, diversion of management’s attention and other liabilities and damage to our business. Any unauthorized or improper disclosure of such personal and/or confidential information violates our privacy policy, terms of service or other policies, or the perception that an incident has occurred, whether it pertains to our company, customers, or partners, can cause us reputational harm and adversely impact our competitive position. The trust and confidence that stakeholders, including clients, investors and the public, place in our ability to protect their information is of paramount importance. Any lapse in safeguarding this trust can lead to a loss of goodwill, customer attrition and diminished brand credibility.

Hackers, bad actors and other unauthorized entrants use and plan a wide range of techniques that may not be detected until a breach has occurred. As a result, despite our best efforts, we may find it difficult or impossible to implement measures that fully prevent such attacks or respond in a timely manner. Unauthorized parties may attempt to gain access to our systems or facilities in the future through a variety of means, including hacking into our or our clients’ systems or facilities, or fraudulently inducing our employees, clients, or others to disclose usernames, passwords, or other sensitive information, which may then be used to access our IT systems and gain access to our data or other confidential or proprietary information. Such efforts may be state-sponsored and supported by significant financial and technological resources, making detection and prevention even more difficult. There can be no assurance that any security or other operational measures implemented by us or our third-party providers will be effective against any of the aforementioned threats or issues.

The aftermath of a security or data breach can disrupt our regular operations. The need to investigate the breach, secure the affected systems, and rectify the vulnerabilities can divert significant internal resources. These disruptions can affect productivity, customer service and overall business continuity.

We have experienced cybersecurity incidents in the past and may experience further cybersecurity incidents or security breaches of its systems or IT (including third-party systems or IT that we rely on to operate its business) in the future, which may result in system disruptions, shutdowns, or unauthorized access to or disclosure of confidential or personal information.

We believe we have taken appropriate measures to protect our systems from intrusion, but we cannot be certain that advances in criminal capabilities, discovery of new vulnerabilities in our systems and attempts to exploit those vulnerabilities, physical system or facility break-ins and data thefts or other developments will not compromise or breach the technology protecting our systems and the information we possess.

We may incur significant costs in protecting against or remediating cyber-attacks. Any security breach could result in operational disruptions that impair our ability to meet our customers’ requirements, which could result in decreased revenue. Also, whether there is an actual or a perceived breach of our security, our reputation could suffer irreparable harm, causing our current and prospective customers to reject our products and services in the future, deterring data suppliers from supplying us data or customers from uploading their data on our platform, or changing consumer behaviors and use of our technology. Further, we could be forced to expend significant resources in response to a security breach, including those expended in notifying individuals and providing mitigating services, repairing system damage, increasing cyber security protection costs by deploying additional personnel and protection technologies, and litigating and resolving legal claims or governmental inquiries and investigations, all of which could divert the attention of our management and key personnel away from our business operations.

Our customers and other partners are primarily responsible for the security of their IT environments, and we rely heavily on them and other third parties to supply clean data content and/or to utilize our products and services in a secure manner. Each of these third parties may face risks related to cyber security, which could disrupt their businesses and therefore materially impact ours. While we provide guidance and specific requirements in some cases, we do not directly control any of such parties’ cyber security operations, or the amount of investment they place in guarding against cyber security threats. Accordingly, we are subject to any flaws in or breaches of their systems, which could materially impact our business, financial condition and results of operations.

We face risks associated with security breaches as well as privacy and data protection regulations.

Our business involves the collection, storage, processing, and transmission of personal and sensitive data as discussed above. We are subject to numerous laws and regulations designed to protect such data, which may be updated from time to time. Laws and regulations that impact our business, and particularly laws, regulations and other measures governments may take based on privacy and data protection concerns, are increasingly strict and complex, change frequently and at times are in conflict among the various jurisdictions where we do business.

The industry self-regulatory bodies and governments, including the federal and state governments of the U.S., continue to consider and implement laws and regulations addressing data privacy, cybersecurity, and data protection laws, which include provisions relating to breaches. For example, statutory damages may be available to users through a private right of action for certain data breaches under the California Privacy Rights Act and potentially other states’ laws in the U.S., the General Data Protection Regulation in the European Union and the European Economic Area, the Singapore Personal Data Protection Act 2012 in Singapore, the Digital Personal Data Protection Act in India, Vietnam Personal Data Protection Decree in Vietnam, and the Personal Data Protection Act 2010 in Malaysia, in relation to the collection, use and/or disclosure of personal data. In certain jurisdictions there are laws and regulations that restrict the flow of data outside the country which may also constrain our activities and require the use of local servers. In any event, a significant security breach could materially harm our business, financial condition, and results of operations.

We may also be required to disclose personal data about an individual to a public agency, where the disclosure is necessary in the public interest, or for the purposes of policy formulation or review. Some of these disclosures may put us in a disadvantaged position, especially if the provided data is repurposed for another intent, or adequate protection is not accorded to such data. As such laws increase in their complexity and impose new requirements, we may be required to incur increased costs to comply with data privacy laws and could incur penalties for any non-compliance or breaches. These laws may also limit how we are able to use data.

Although we maintain and continue to improve internal access control mechanisms and other security measures to ensure secure and appropriate access to and storage and use of our sensitive, business, personal, financial or confidential information by anyone including our employees, customers, partners and other relevant third parties, our IT and infrastructure can be attacked by hackers, computer malware, viruses, social engineering (including phishing and ransomware attacks), or breached due to software bugs, human error, employee theft, misuse, misconduct, or malfeasance, system failure, or other disruptions.

Any such breach could compromise our networks, and the data stored there could be accessed, held for ransom, publicly disclosed, misappropriated, lost, or stolen. Some of our systems will not be fully redundant, and any issues at our third-party providers’ data centers may cause lengthy service interruptions.

Such a breach, misappropriation, or disruption could also disrupt our operations and the services we provide to customers, harm our reputation, and cause a loss of confidence in our tools and services, as well as necessitate significant expenditures to protect against future breaches and to correct problems caused by these events. Any such unauthorized access, disclosure, or loss of information could result in legal claims or proceedings, liability under applicable laws and regulatory penalties, all of which could harm our business, revenues and competitive position.

Complying with data protection laws and regulations is a complex endeavor, and non-compliance can lead to severe penalties. Although we continue to make reasonable efforts to comply with all applicable privacy and data protection laws, policies, legal obligations and industry codes of conduct, it is possible that the obligations imposed on us by applicable data privacy laws and regulations will be interpreted and applied inconsistently from one jurisdiction to the next, and that this will conflict with other rules or our practices in other jurisdictions.

Failure to comply with any applicable laws and regulations may result in penalties or significant legal liability under various laws and regulations across jurisdictions, decrease trust in our platform, and increase the risk of litigation and governmental investigation. Although we make reasonable efforts to comply with all applicable laws and regulations, there is no guarantee that we will not face regulatory action, including fines, if an incident occurs. Potential lawsuits from affected parties can result in substantial legal costs and settlements. Legal costs, regulatory fines and expenses related to addressing the breach can be substantial and result in significant financial burdens. Moreover, revenue losses stemming from decreased customer trust or disruptions to business operations can further impact our financial stability.

Failure to detect advertising fraud could harm our reputation and hurt our ability to execute our business plan.

We strive to enable delivery of effective digital marketing campaigns to marketers. However, some of those campaigns may experience fraudulent and other invalid impressions, clicks or conversions that our customers may perceive as undesirable, such as non-human traffic generated by computers designed to simulate human users and artificially inflate user traffic on websites, apps, or other devices. These activities could overstate the performance of any given digital advertising campaign and could harm our reputation. It may be difficult for us to detect fraudulent or malicious activity as we do not own the content and the advertisements can appear in any contents located worldwide at any time. Relevant government agencies or organizations and industry self-regulatory bodies have increased the scrutiny and awareness of, and have taken recent actions to address, advertising fraud and other malicious activity. If we fail to detect or prevent fraudulent or other malicious activity, the affected advertisers may experience or perceive a reduced return on their investment and our reputation may be harmed. High levels of fraudulent or malicious activity could lead to dissatisfaction with our solutions, refusals to pay, refund or future credit demands or withdrawal of future business, any of which could have a material adverse effect on our results of operations and business prospects.

We are subject to stringent, changing, and continuous regulations, audits and governance related to data privacy, data protection and anti-fraud in our industry. Our failure to comply with such obligations or to renew our certifications could lead to termination of access, regulatory investigations or actions, litigation, fines and penalties, disruptions to our business operations, reputational damage, loss of customers and revenue, increased cost, reduction in availability of data, reduce our ability to utilize or disclose data, adversely affect the demand for our products and services, or other adverse business consequences.

There are a growing number of data privacy and protection laws and regulations in the digital advertising industry that apply to our business. We have dedicated, and expect to continue to dedicate, significant resources in our efforts to comply with such laws and regulations. For example, we have implemented policies and procedures to comply with applicable data privacy laws and regulations and rely on contractual representations made to us by customers and partners that the information they provide to us and their use of our solutions do not violate these laws and regulations or their own privacy policies.

However, the application, interpretation and enforcement of these laws and regulations are often uncertain and continue to evolve, particularly in the new and rapidly evolving industry in which we operate and may be interpreted and applied inconsistently between states within a country or between countries, and our current policies and practices may be found not to comply. Additionally, if our customers and partners’ representations are false or inaccurate, or if our customers and partners do not otherwise comply with applicable privacy laws, we could face adverse publicity and possible legal or regulatory action. Any perception of our practices, platform, or solution delivery as a violation of privacy rights may subject us to public criticism, loss of customers or partners, class action lawsuits, reputational harm, or investigations or claims by regulators, industry groups or other third parties, all of which could significantly disrupt our business and expose us to liability in ways that negatively affect our business, results of operations and financial condition.

Because the techniques used by an individual or a group to obtain unauthorized access, make unwarranted alterations to our data and source codes, disable, or degrade services, or sabotage systems are often complex, not easily recognizable and evasive, we may not be able to anticipate these techniques and implement adequate preventative measures. Such individuals or groups may be able to circumvent our security measures (including, but not limited to, phishing attacks, malware infection, system intrusion, misuse of systems, website defacement and DDoS attacks) and may improperly access or misappropriate confidential, proprietary, or personal information held by or on behalf of our Company, disrupt our operations, damage our computers, or otherwise damage our business. Although we have developed, and continue to develop, systems and processes that are designed to protect our servers, platform and data, including personal and sensitive data of partners, and customers and other third parties, we cannot guarantee that such measures will always be effective. Our efforts may be hindered due to, for example, government surveillance, regulatory requirements, or other external events; software bugs or other technical errors or issues; errors or misconduct of employees, contractors, or others; a rapidly evolving threat landscape; and inadequate or failed internal processes or business practices. While we invest significant resources to protect against or remediate cybersecurity threats or breaches, or to mitigate the impact of any breaches or threats, we may still be subject to potential liability above the amounts covered by our insurance.

Any of the foregoing could subject us to regulatory fines, scrutiny, and actions, including, but not limited to, orders to temporarily or permanently cease all or some of our business activities, a prohibition on taking on new customers, partners and the implementation of mandated remedial measures, which could materially and adversely affect our business, financial condition, results of operations and prospects.

Our platform might be used for illegal or improper purposes, which could expose us to additional liability and harm our business.

Despite measures we have taken to detect and prevent identity theft, improper advertisements, unauthorized uses of credit cards and similar misconduct, our XPO platform remains susceptible to potentially illegal or improper uses. Despite measures we have taken to detect and lessen the risk of this kind of conduct, we cannot assure you that these measures will succeed. Our business could suffer if customers use our system for illegal or improper purposes.

We are subject to various laws with regard to anti-corruption, anti-bribery, anti-money laundering and countering the financing of terrorism and have operations in certain countries known to experience high levels of corruption. There can be no assurance that failure to comply with any such laws would not have a material adverse effect on us.

We are subject to anti-corruption, anti-bribery, anti-money laundering and countering the financing of terrorism laws in the jurisdictions in which we do business and may also be subject to such laws in other jurisdictions under certain circumstances, including, for example, the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”).

Under applicable anti-bribery and anti-corruption laws, we could be held liable for acts of corruption and bribery committed by third-party business partners, representatives and agents who acted, or may have purported to act, on our behalf. We and our employees, consultants, content and channel partners, commercial partners or other business partners, representatives and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities, and we are subject to the risk that we could be held liable for, or be inadvertently involved in, the violation of anti-corruption laws, including the FCPA, by these parties and their respective employees, representatives, contractors and agents, notwithstanding that we do not authorize or have control over such activities. In addition, our activities in certain countries with high levels of corruption enhance such risks. While we have policies and procedures intended to prohibit and avoid the furtherance of such violations and manage such risks, there is no guarantee that such policies and procedures are or will be fully effective at all times.

Any violation of applicable anti-bribery, anti-corruption, and anti-money laundering and countering the financing of terrorism laws could result in whistleblower complaints, adverse media coverage, harm to our reputation and brand, investigations, imposition of significant legal fees and criminal or civil sanctions, suspension of or restrictions on our business operations, diversion of management’s attention or other adverse consequences, any or all of which could have a material and adverse effect on our business, financial condition and results of operations.

If the non-proprietary technology, software, data, products, and services that we use are unavailable, have future terms we cannot agree to, or do not perform as we expect, our business, financial condition and results of operations could be harmed.

We depend on various technology, software, data, products, and services from third parties or available as open source, including for critical features and functionality of our platform and technology, payment processing, payroll, and other professional services. It is complex, costly, and time-consuming to identify, negotiate, comply with and integrate with third-party terms and technology. Failure by third-party providers to maintain, support or secure their technology either generally or for our accounts specifically, or downtime, errors or defects in their technology, products, or services, could materially and adversely impact our platform, our administrative obligations, or other areas of our business. Having to replace any third-party providers or their technology, products or services could result in outages or difficulties in our ability to provide our services, which could have a material adverse effect on our business, financial condition, and results of operations.

We may not be able to protect our intellectual property rights.

Our patents, copyrights, trademarks, and other intellectual property, we feel, are critical to our success. We rely on our capacity to establish and manage our intellectual property rights. We have put a lot of time and effort into developing and improving KNOREX XPO platform, our websites and other intellectual property.

For the protection of our intellectual property, we rely on a combination of patents, copyrights, trademarks, and trade secrets laws, as well as contractual constraints. However, these only give limited protection, and the steps we take to safeguard our intellectual property rights may not be sufficient. Our trade secrets may become public knowledge or be uncovered independently by our competitors. We may have no or limited rights to prevent others from using our data. Furthermore, if our employees or third-party vendors with whom we do business use intellectual property owned by others in their work for us, there may be a dispute over the rights to that intellectual property.

Preventing any illegal use of our intellectual property is difficult and expensive, and the measures we take may be insufficient to avoid misappropriation. If we go to court to enforce our intellectual property rights, it could cost us a lot of money and divert our management and financial resources. We cannot guarantee that we will prevail in such a lawsuit. Any failure to preserve or enforce our intellectual property rights might have a significant negative impact on our business, financial situation, and operating results.

Our technology, software and systems are highly complex and may contain undetected errors or vulnerabilities. The technology used for the XPO platform is complex and multifaceted, and operational and performance issues could arise both from the XPO platform itself and from outside factors. Errors, failures, vulnerabilities, or bugs have been found in the past, and may be found in the future. The XPO platform also relies on third-party technology and systems to perform properly, and our platform is often used in connection with computing environments utilizing different operating systems, system management software, equipment, and networking configurations, which may cause errors in, or failures of, the XPO platform or such computing environments. Operation and performance issues with the XPO platform could include the failure of our UI, outages, errors during upgrades or patches, unanticipated volume overwhelming our databases, or server failure. Although we have implemented redundancies in our systems, it is crucial to note that full redundancies do not exist.

We depend upon the sustained and uninterrupted performance of the XPO platform to collect, process and analyze data, and optimize advertisements performance in real time and provide billing information based on usage of our systems. If the XPO platform cannot scale to meet demand, if there are errors in our execution of any of these functions on our platform, or if we experience outages, then our business may be harmed. We may also face material delays in introducing new services, products, and enhancements. If competitors introduce new products and services using new technologies, or if new industry standards and practices emerge, our existing proprietary technology and systems may become obsolete.

Operational and performance issues with our platform carry additional risks, including negative publicity, harm to our brand and reputation, delays in market acceptance, increased operational costs, revenue loss, restricted access to our platform, a diminished competitive position, and potential claims from clients for losses incurred. Addressing the fallout from these issues may necessitate substantial capital and resource investments and could lead to business interruptions, delays, or even the suspension of our operations, any of which could have adverse effects on our financial health and operating results. Failure to effectively manage these risks and maintain the availability and performance of our platforms could diminish our ability to service our users and commercial partners, leading to loss of market share, decreased revenue and reputational damage, which could adversely affect our business, financial condition, and results of operations.

We utilize AI/ML technologies within our XPO platform, including for budget allocation, audience targeting, bidding strategies, and campaign optimization, and such use exposes us to a number of risks that could adversely affect our business, financial condition, and results of operations.

We utilize AI/ML technologies within our XPO platform to optimize digital advertising performance, including budget allocation, audience targeting, bidding strategies, and campaign optimization. These technologies are inherently complex and may not always operate as intended. If our AI/ML models produce inaccurate, suboptimal, or biased outputs—including incorrect targeting or bidding decisions—our customers’ advertising campaigns may underperform, resulting in reduced customer satisfaction, loss of advertiser confidence, and potential termination of customer relationships. Inaccurate or erroneous outputs from our AI/ML models may also cause customers to derive incorrect insights and make flawed business decisions, which could erode trust in our platform and adversely affect our reputation and results of operations.

In addition, the legality and use rights of various datasets used to train AI/ML models integrated into our XPO platform, including third-party datasets or foundation models, may be uncertain or subject to evolving legal interpretations. Claims that our AI/ML systems infringe third-party intellectual property rights, or that training data was obtained or used without proper authorization, could result in litigation, damages, regulatory scrutiny, or forced modification of our technology stack. Any such claims or proceedings, regardless of their outcome, could be costly and time-consuming and could divert the attention of our management and key personnel from our business operations.

Furthermore, the use of AI/ML in our XPO platform may involve the processing of large volumes of data, including behavioral and digital advertising data. Such processing may be subject to evolving data protection and AI governance laws, including regulations related to automated decision-making, profiling, and consent requirements. Non-compliance with applicable laws, such as the General Data Protection Regulation, the California Consumer Privacy Act, the Personal Data Protection Act 2012 of Singapore, or emerging AI-specific regulations, including the EU AI Act, could result in regulatory investigations, fines, or restrictions on our operations. There can be no assurance that our current practices will remain compliant as such laws and regulations continue to evolve.

Errors or inaccuracies in our business data and algorithms may adversely affect our business decisions and the customer experience.

We rely heavily on business data and algorithms to drive our operations, optimize advertising campaigns, and deliver effective results. We use data to make informed decisions across various functions, including marketing, product development and resource allocation. The presence of errors or inaccuracies in our business data and algorithms carries significant implications for our operations and customer experience.

Inaccurate data can mislead our algorithms and AI/ML models to optimize wrongly, leading to advertising performance which is less optimal or subpar. Erroneous data in reporting can cause our customers to derive wrong insights and make incorrect conclusions, which can lead to business losses. Inaccurate data can erode trust in our brand. Errors in data can also have financial consequences, affecting revenue, incorrect billing, cost management and overall profitability. Incorrect billing, for example, may result in revenue loss, while erroneous cost projections can cause financial mismanagement. Inaccuracies can hinder our ability to leverage data for innovation for development of new products or services and staying competitive in our industry.

Unfavorable publicity and negative public perception about the advertising industry, particularly concerns regarding data privacy and security relating to the advertising industry’s technology and practices, and perceived failure to comply with laws and industry self-regulation, could adversely affect our business, operating results, and financial condition.

With the growth of digital advertising and e-commerce, there is increasing awareness and concern among the public, privacy advocates, mainstream media, governmental bodies and others regarding marketing, advertising, and data privacy matters, particularly as they relate to individual privacy interests and the global reach of the online marketplace. Concerns about industry practices regarding the collection, use and disclosure of personal information, whether or not valid and driven by applicable laws and regulations, industry standards, customer or inventory provider expectations, or the broader public, may harm our reputation, result in loss of goodwill, and inhibit use of our products by current and future customers. Any unfavorable publicity or negative public perception about us, the advertising technology industry, including our competitors can affect our business, operating results, and financial condition and may lead to digital publishers or customers changing their business practices or additional regulatory scrutiny or lawmaking that affects us or the advertising technology industry. For example, in recent years, consumer advocates, mainstream media and elected officials have increasingly and publicly criticized the data and marketing industry for our collection, storage and use of personal data. Additional public scrutiny may cause our existing and prospective customers to be distrustful of us and the advertising technology industry in general, increased resistance by customers to share and permit the use of their personal data, increased consumer opt-out rates or increased private class actions, any of which could negatively influence, change or reduce our existing and prospective customers’ demand for our platform and services, subject us to liability and adversely affect our business, operating results, and financial condition.

We are subject to risks related to litigation, including intellectual property infringement claims, consumer protection actions and regulatory disputes.

We may be subject to litigation and regulatory proceedings in jurisdictions where we operate our business relating to third-party and principal intellectual property infringement claims, contract disputes, consumer protection actions, claims relating to data and privacy protection, employment related cases, payment and settlement disputes, regulatory disputes, and other matters in the ordinary course of our business. As we routinely enter into business contracts with our customers and business partners during our daily operations, we have been and may continue to be involved in legal proceedings arising from contract disputes. There can be no assurance that we will be able to prevail in our business or reverse any unfavorable judgment, ruling or decision against us. In addition, we may decide to proceed with settlements that may adversely affect our financial condition and results of operations.

We may not have sufficient insurance to protect ourselves against substantial losses.

We have insurance policies to provide coverage against certain potential risks, such as property damage and personal injury, as well as insurance for our directors, management team and employees. However, we cannot guarantee that our insurance coverage will always be available or will be sufficient to cover possible claims for these risks. In addition, there are certain types of risk that might not be covered by our policies, such as war, acts of nature, force majeure, or interruption of certain activities. Moreover, we might be obliged to pay fines and other penalties in the event of delays in service delivery, and such penalties are not covered by our insurance policies. Additionally, we may not be able to renew our current insurance policies under the same terms or at all. Risks not covered by our insurance policies or the inability to renew policies on favorable terms or at all could adversely affect our business and financial condition.

If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.

Pursuant to Section 404 of the Sarbanes-Oxley Act, while we remain an emerging growth company under the JOBS Act for the fiscal year ended December 31, 2025, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The presence of material weaknesses in internal control over financial reporting could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404 of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

If we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of our ordinary shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes Oxley Act, our ordinary shares may not be able to remain listed on NYSE American.

We are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in us and, as a result, the value of our securities.

Our current internal controls and any new controls that we develop may become inadequate because of changes in conditions in our business. In addition, changes in accounting principles or interpretations could also challenge our internal controls and require that we establish new business processes, systems and controls to accommodate such changes. Additionally, if these new systems, controls or standards and the associated process changes do not give rise to the benefits that we expect or do not operate as intended, it could materially and adversely affect our financial reporting systems and processes, our ability to produce timely and accurate financial reports or the effectiveness of our internal control over financial reporting. Moreover, our business may be harmed if we experience problems with any new systems and controls that result in delays in their implementation or increased costs to correct any post-implementation issues that may arise.

The growth and expansion of our business places a continuous, significant strain on our operational and financial resources, and our internal controls and procedures may not be adequate to support our operations. As we continue to grow, we may not be able to successfully implement requisite improvements to these systems, controls and processes. Our failure to improve our systems and processes, or failure to operate our systems and processes in the intended manner, may result in our inability to accurately forecast our revenue and expenses, or to prevent certain losses, undermine our ability to provide accurate, timely and reliable reports on our financial and operating results, and adversely impact the effectiveness of our internal control over financial reporting. In addition, our systems and processes may not be able to prevent or detect all errors, omissions or fraud.

We may need to raise additional capital to grow our business or satisfy our liquidity requirements and may not be able to raise additional capital on terms acceptable to us, or at all.

Our primary sources of liquidity have been cash and bank balances raised from equity financing, the issuance of loan instruments and cash generated from operating activities. As part of our growth strategies, we expect to continue to require additional capital in the future to cover our costs and expenses. However, we may be unable to obtain additional capital in a timely manner or on commercially acceptable terms, or at all.

Our ability to obtain additional financing in the future is subject to a number of uncertainties, including those relating to:

●	our market position and competitiveness;

●	our future profitability, overall financial condition, operating results and cash flows;

●	the general market conditions for financing activities; and

●	the macroeconomic and other conditions in the jurisdictions we operate.

To the extent that we engage in debt financing, the incurrence of indebtedness would result in increased debt servicing obligations and could result in operating and financing covenants that may, among other things, restrict our operational flexibility or our ability to distribute dividends. If we fail to service our debt obligations or are unable to comply with our debt covenants, we could be in default under the relevant financing agreements, and our liquidity and financial condition may be materially and adversely affected. To the extent that we raise additional financing by issuance of additional equity or equity-linked securities, our shareholders would experience dilution, and the equity securities issued could also provide for rights, preferences or privileges senior to those of holders of our Class A Ordinary Shares. In the event that financing is not available or is not available on terms commercially acceptable to us, our business, operating results and growth prospects may be adversely affected.

In connection with the issuance of 4,949,156 Class A Ordinary Shares upon the exercise of 4,949,156 Warrants, we will receive up to $8,169,997 if all such warrants are exercised in full for cash at a weighted exercise price of $1.65 per share. However, we will only receive such proceeds if all the Warrant holders exercise all of their Warrants. The likelihood that warrant holders determine to exercise their warrants, and therefore the amount of cash proceeds that we would receive is dependent upon the market price of our Class A Ordinary Shares. If the market price for our Class A Ordinary Shares is less than the exercise price of the warrants (on a per share basis), we believe that warrant holders will be unlikely to exercise any of their warrants, and accordingly, we will not receive any such proceeds. The historical trading prices for Class A Ordinary Shares have varied from a low of approximately $0.39 per share on June 1, 2026 to a high of approximately $4.00 per share on September 29, 2025. There is no guarantee that the Warrants will ever be “in the money” prior to their expiration, and as such, the Warrants may expire worthless. See also “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.

Pandemics and epidemics, natural disasters, terrorist activities, political unrest and other factors can make it difficult for us to predict our revenue, and could materially and adversely affect our business, financial condition, results of operations and prospects. In recent years, there have been outbreaks of epidemics globally. In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of other widespread health epidemic, such as swine flu, avian influenza, severe acute respiratory syndrome, Ebola, or Zika or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. The occurrence of such a disaster or prolonged outbreak of an epidemic illness or other adverse public health developments in the countries and regions we operate in could materially disrupt our business and operations. Such events could also significantly affect our industry and cause a temporary closure of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition, results of operations and prospects. Our operations could be disrupted if any of our employees were suspected of having any of the epidemic illnesses, since this could require us to quarantine some or all such employees or disinfect the facilities used for our operations. In addition, our revenues and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the Thai or global economy in general. Our operations could also be severely disrupted if our customers, suppliers, or other participants were affected by such natural disasters, health epidemics or other outbreaks.

We face exposure to potential vulnerabilities should tensions or conflicts arise in countries where our customers operate. Moreover, unexpected circumstances such as power outages, labor disputes, severe weather, or other unforeseen catastrophes such as epidemics could disrupt our operations. Terrorist activities or violence could also significantly impact global financial markets, business and consumer confidence. Any such occurrences have the potential to damage or disrupt our business, affecting our markets, customers and suppliers, thereby materially impacting our business, prospects, financial health and operational results.

We may be subject to social and natural catastrophic events that are beyond our control, such as natural disasters, health epidemics, riots, political and military upheavals and other outbreaks in the country or region where we have our operations or where a portion of our users are located. Such events could significantly disrupt our operations and negatively impact our business, financial condition, results of operations and prospects.

The Indian economy and our business may face adverse consequences due to the impact of natural calamities. Over the past few years, India has encountered various natural disasters, including earthquakes, tsunamis, floods and droughts. The magnitude and seriousness of these events play a crucial role in determining their repercussions on the Indian economy. The onset of such calamities has the potential to lead to a decline in business confidence, ultimately negatively impacting our business and financial performance.

Despite the three shocks of COVID-19, the Russia-Ukraine conflict and the Central Banks across economies led by the Federal Reserve responding with synchronized policy rate hikes to curb inflation, leading to appreciation of the US Dollar and the widening of the Current Account Deficits in net importing economies, agencies worldwide continue to project India as the fastest-growing major economy at 6.5-7.0 per cent in 2023. It is important, however, to be vigilant against potential risks such as El Niño conditions creating drought conditions and lowering agricultural output and elevating prices, geopolitical developments and global financial stability.

In addition, ongoing geopolitical tensions and conflicts, including those involving Russia, Iran and instability in the Middle East, could lead to regional or global economic disruption, sanctions, supply-chain interruptions, increased energy and commodity costs, heightened cybersecurity risks or other adverse conditions that could materially and adversely affect our business, financial condition, results of operations and prospects.

Seasonal fluctuations in advertising activity could have a negative impact on our business, financial condition and results of operations.

Our business, financial condition, results of operations and other key performance metrics may vary from quarter to quarter due to the seasonal nature of our clients’ spending on advertising campaigns. For example, certain clients of ours tend to devote more of their advertising budgets to the fourth fiscal quarter to coincide with consumer holiday spending. Moreover, advertising inventory in the fourth fiscal quarter may be more expensive due to an increase in demand. Our historical revenue growth has lessened the impact of seasonality. However, seasonality fluctuations had in the past, and may have in the future, a significant impact on our business, financial condition, and results of operations if, for example, our growth rate declines, if seasonal spending becomes more pronounced, or if seasonality otherwise differs from its expectations.

We may not be able to continue as a going concern if we fail to obtain sufficient funding to finance our operations.

Our financial statements have been prepared on the basis that we will continue as a going concern. We incurred a working capital deficit of approximately US$6.0 million and US$7.7 million as of December 31, 2024 and 2025, respectively, which raises substantial doubt about our ability to continue as a going concern. To continue as a going concern requires us to secure funding through equity and debt financing, or other available sources of financing from banks or other financial institutions. However, there can be no certainty that these additional financings will be available on acceptable terms or at all.

If we are unable to continue in operational existence, we may be unable to discharge our liabilities in the normal course of business and adjustments may have to be made to reflect the situation that assets may need to be realized other than in the normal course of business and at amounts which could differ significantly from the amounts at which they are currently recorded in the statement of financial position. In addition, we may have to reclassify non-current assets and liabilities as current assets and liabilities. No such adjustments have been made to these financial statements. Moreover, investors or other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms or at all. If we cannot continue as a going concern, we may be forced to discontinue operations and liquidate our assets and may receive less than the value at which those assets are carried on our audited financial statements, which would cause holders of our Class A Ordinary Shares and our shareholders to lose all or a part of their investment.

Economic downturns and market conditions beyond our control could adversely affect our business, financial condition and results of operations.

Our business depends on the overall demand for advertising and on the economic health of businesses and advertising agents that benefit from our platform. Economic downturns or unstable market conditions may cause advertisers to decrease their advertising budgets, which could reduce usage of our platform and adversely affect our business, financial condition and results of operations. As we explore new countries to expand our business, economic downturns, or unstable market conditions in any of those countries could result in our investments not yielding the returns we anticipate.

Risks Related to Doing Business in the Jurisdictions Where We Operate

We are exposed to risks arising from fluctuations of foreign currency exchange rates.

We operate in multiple jurisdictions, which exposes us to the effects of fluctuations in currency exchange rates. We earn revenue and make payments denominated mainly in U.S. dollars, and in Asia Pacific countries’ local currencies such as Singapore dollars, Malaysian ringgit, Indian rupees, Vietnamese dong, among other currencies. Fluctuations in the exchange rates between the various currencies that we use could result in expenses being higher and revenue being lower than would be the case if exchange rates were stable. We cannot assure you that movements in foreign currency exchange rates will not have a material adverse effect on our results of operations in future periods. We do not generally enter into hedging contracts to limit our exposure to fluctuations in the value of the currencies that our businesses use.

Changes in taxation rates, audit regulations, investigations and tax proceedings could have a material adverse effect on our financial condition and results of operations.

We are subject to direct and indirect taxes in mainly the U.S., Singapore, Vietnam, India, and Malaysia for the operating and holding companies. We endeavor to be fully compliant with and provide for all known taxes in each tax jurisdiction in which we operate and have presence. The level of provision for tax is subject to our interpretation of applicable tax laws in the jurisdictions in which we file. We will seek to run the Company in the manner that the Group remains tax resident in Singapore. We have taken and will continue to take tax positions based on our interpretation of tax laws, but tax accounting often involves complex matters and judgment is required in determining our future regional business partnerships and provision for direct and indirect tax liabilities. In all best efforts, we operate and strive to comply with all applicable tax laws, nevertheless, there can be variation and tax authority may have adopted a different interpretation of the law and assess us with differently.

Based on historical, tax authority has not disagreed, but may in the future disagree, with our judgments. We assess regularly based on tax authority guidance and follow closely with tax updates from the authority to be aligned with the likely outcomes of tax assessments, reporting and if any audits to determine the appropriateness of our tax liabilities. Conversely, our effective tax rate in the future could be adversely affected by changes in the mix of earnings in new countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws. Tax rates in the new jurisdictions in which we would operate may change because of macroeconomic, political or other factors. Recent increases in the country and corporate tax rates in more and more regional jurisdictions in which we are seeking to operate could have a negative impact on our profitability. In addition, pending changes in tax laws, treaties or regulations, or their interpretation or enforcement, have become more unpredictable, particularly in less developed markets in the region, which could materially adversely affect our tax position. Any of these occurrences could have a material adverse effect on our financial condition and results of operations.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no inheritance tax or estate duty. There are no other taxes likely to be material to investors levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

In the ordinary course of our current business and further expansion into key Asia Pacific markets, there would be more transactions for which tax treatment has to be determined. Our effective tax rate could be adversely affected by lower than anticipated earnings in markets where we have lower statutory rates and higher than anticipated earnings in markets where we have higher statutory rates, by changes in foreign currency exchange rates or by changes in the relevant tax, accounting, app store taxes and other laws, regulations, principles and interpretations. Any of these occurrences could materially and adversely affect our business, financial condition, results of operations and prospects.

Substantial inflationary pressures in Asia may prompt the governments to take action to control the growth of the economy and inflation, which could lead to a significant decrease in our profitability in the future.

While many of the economies in Asia, including but not limited to Singapore, Vietnam, India and Malaysia where we operate, have experienced rapid growth over the last two decades, they currently are experiencing inflationary pressures. As governments take steps to address the current inflationary pressures, there may be significant changes in the availability of bank credit, interest rate increases, limitations on loans, or restrictions on currency conversions and foreign investment. There may also be imposition of price controls. If prices for the products we source or if wages rise at a rate that is insufficient to compensate for the rise in these costs, it may have an adverse effect on our profitability. If these or other similar restrictions are imposed by a government to influence the economy, it may lead to a slowing of economic growth.

Our subsidiary is subject to the laws of Singapore, which differ in certain material respects from the laws of the United States.

Our subsidiary in Singapore, KNOREX SG, is required to comply with the laws of Singapore, certain of which are capable of extra-territorial application. Our Singapore subsidiary is required to comply with certain provisions of the Securities and Futures Act 2001 of Singapore, which prohibit certain forms of market conduct and information disclosures, and impose criminal and civil penalties on corporations, directors and officers in respect of any breach of such provisions.

Information technology failures and data security breaches would have an adverse effect on our business, financial condition and results of operations.

The integrity and security of our information technology infrastructure are pivotal for the seamless operation of our business. Should there be any failures or breaches in our information technology systems, it could substantially impact our business, financial stability and operational outcomes.

Our operations heavily depend on the effectiveness of our information technology and communication systems. Any disruption or damage to these systems, whether due to power outages, technical failures, cyber threats, natural disasters, human errors, or faults in our backup systems and external cloud services, poses a considerable risk to our business continuity.

A significant malfunction in these crucial systems could not only harm our reputation but also impede our ability to conduct business efficiently. It might affect our decision-making processes regarding credit and risk exposure, lead to customer attrition, expose us to legal action, and necessitate substantial expenditures for resolution. These ramifications would inevitably have an adverse impact on our business standing, financial well-being and operational performance.

Further, data breaches and/or non-compliance to data security regulations would attract potential regulatory actions that may arise which would warrant an enforcement on such breach which could impose administrative remedies, civil penalties, and even criminal charges in the event of a violation of the respective data privacy law in each country that we operate in.

Risks Related to Our Class A Ordinary Shares

Our failure to meet NYSE American’s continued listing requirements could result in a delisting of our Class A Ordinary Shares.

Our Class A Ordinary Shares are listed on the NYSE American. In order to maintain our listing on the NYSE American, we are required to comply with certain NYSE continued listing requirements including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. The Company intends to actively monitor its compliance with these rules and, as appropriate, will consider available options to resolve any deficiencies and regain compliance, if necessary. We may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the NYSE American continued listing standards for maintaining our listing, our Class A ordinary shares will be delisted from the NYSE American at some later date, we may then apply to have our Class A ordinary shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the NYSE American. In addition, if our Class A Ordinary Shares are not so listed or are delisted at some later date, our Class A Ordinary Shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers who sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our Class A Ordinary Shares might decline. If our Class A Ordinary Shares are not so listed or are delisted from the NYSE American at some later date or become subject to the penny stock regulations, it is likely that the price of our Class A Ordinary Shares would decline and that our shareholders would find it difficult to sell their Class A Ordinary Shares.

On May 18, 2026, the Company received a notification letter (the “Notification Letter”) from NYSE Regulation stating that it was not in compliance with the continued listing standards set forth in Section 1007 of the NYSE American Company Guide due to its failure to timely file its annual report on Form 20-F for the fiscal year ended December 31, 2025. NYSE American will closely monitor the status of the Company’s 2025 Form 20-F and any subsequent delayed filings for a six-month period from May 15, 2026 (the “Filing Delinquency”) until November 15, 2026 (the “Initial Cure Period”). If the Company fails to cure the Filing Delinquency within the Initial Cure Period, NYSE American may, in its sole discretion, allow the Company’s securities to be traded for up to an additional six-month period through May 15, 2027 (the “Additional Cure Period”) depending on the Company’s specific circumstances. If the Exchange determines that an Additional Cure Period is not appropriate, suspension and delisting procedures will commence in accordance with the procedures set out in Section 1010 of the NYSE American Company Guide. If the NYSE American determines that an Additional Cure Period of up to six months is appropriate and the Company fails to file the 2025 Form 20-F and any subsequent delayed filings by the end of that period, suspension and delisting procedures will generally commence.

As of the date of this annual report, our Class A Ordinary Shares continue to be listed and traded on NYSE American. However, we may be unable to regain and maintain compliance with NYSE American continued listing requirements. In the event of a delisting notification, we would take actions to restore our compliance with the applicable requirements. However, there is no guarantee that such efforts will be successful.

If our Class A Ordinary Shares are subsequently delisted from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Class A Ordinary Share is a “penny stock,” which will require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The market price and trading volume of our securities may be volatile and could decline significantly in the future, which could subject us to securities class action litigation.

The stock markets, including NYSE American, have from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market is sustained for our securities, the market prices of our securities may be volatile and could decline significantly. In addition, the trading volumes in our securities may fluctuate and cause significant price variations to occur. If the market prices of our securities decline significantly, you may be unable to resell your securities at or above the market price of such securities as of the date immediately following Closing. There can be no assurance that the market prices of our securities will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

●	the realization of any of the risk factors presented in this annual report;

●	actual or anticipated differences in our estimates, or in the estimates of analysts, for our revenue, results of operations, adjusted EBITDA, cash flows, level of indebtedness, liquidity or financial condition;

●	announcements by us or our competitors of significant business developments;

●	acquisitions or expansion plans;

●	our involvement in legal proceedings;

●	sales of our securities in the future;

●	market conditions in our industry;

●	changes in key personnel;

●	the trading volume of our securities;

●	actual, potential or perceived control, accounting or reporting problems;

●	changes in accounting principles, policies and guidelines;

●	other events or factors, including but not limited to, those resulting from infectious diseases, health epidemics and pandemics (including but not limited to the COVID-19 pandemic), natural disasters, war, acts of terrorism or responses to these events; and

●	general economic and market conditions.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our securities, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Such litigation could cause us to incur substantial costs, and our management’s attention and resources could be diverted as a result.

If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about us, our share price and trading volume could decline significantly.

The trading market for our Class A Ordinary Shares will depend, in part, on the research and reports that securities or industry analysts publish about our business. We may be unable to sustain coverage by well-regarded securities and industry analysts. If no, or only a limited number of, securities or industry analysts maintain coverage of us, or if these securities or industry analysts are not widely respected within the general investment community, the demand for our Class A Ordinary Shares could decrease, which might cause our share price and trading volume to decline significantly. In the event that one or more of the analysts who cover us downgrade their assessment of us or publish inaccurate or unfavorable research about us, the market price and liquidity of our Class A Ordinary Shares could be negatively impacted.

A market for our securities may not be sustained, which would adversely affect the liquidity and price of our securities and make it difficult for holders to sell the securities.

A substantial amount of our Class A Ordinary Shares are, subject to transfer restrictions, While there is currently an active trading market for our securities, it may not be sustained. Additionally, if our securities are not listed on NYSE American and are quoted on the OTC, the liquidity and price of our securities may be more limited than if they were quoted or listed on NYSE American or another national securities exchange. You may be unable to sell your securities unless a market can be sustained.

Future resales of a large number of our Class A Ordinary Shares may cause the market price of our Class A Ordinary Shares to drop significantly, even if our business is doing well.

Sales of a substantial number of Class A Ordinary Shares, or the perception that those sales might occur, could result in a significant decline in the public trading price of our Class A Ordinary Shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our Class A Ordinary Shares.

Certain of our shareholders are subject to contractual lock-ups as of the date of this annual report. As certain restrictions have recently expired or will expire, some securities originally subject to the lock-up agreements have become or will become eligible for resale. Upon expiration or waiver of the applicable lock-up periods, certain of our shareholders and certain other significant shareholders may sell large amounts of our Class A Ordinary Shares in the open market or in privately negotiated transactions, which increase the volatility in our share price and result in a significant decline in the price of our securities.

Future sales, or the possibility of future sales of, a substantial number of our ordinary shares may depress the price of such securities.

Future sales of a substantial number of our ordinary shares in the public market, or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities.

On March 31, 2026, we entered into a Note Purchase Agreement with North Commerce Parkway Capital LP and TQ Master Fund LP, pursuant to which we issued senior unsecured notes in an aggregate principal amount of $3.0 million, as well as a Share Purchase Agreement with RK Capital Management LLC, North Commerce Parkway Capital LP and TQP Holdings LLC, under which the investor has committed, subject to certain conditions and limitations, to purchase up to $50.0 million of our Class A Ordinary Shares over a 36-month period following the effectiveness of a resale registration statement filed with the U.S. Securities and Exchange Commission. We also entered into a Registration Rights Agreement in connection with these transactions. The Notes mature in June 2026 and require, among other things, mandatory prepayment equal to 20% of the gross proceeds of amounts purchased under the Share Purchase Agreement. The Notes have been extended upon maturity.

The resale registration statement (required under the Share Purchase Agreement) registers a substantial number of shares that may be issued under the Share Purchase Agreement, and the sale of these shares by the investor, or the perception in the market that such sales may occur, could increase volatility in the trading price of our Class A Ordinary Shares or result in a significant decline in their market price. In addition, shares sold pursuant to the Share Purchase Agreement will be issued at a discount to prevailing market prices, which could further pressure the trading price of our Class A Ordinary Shares. To the extent we issue shares under the Share Purchase Agreement, shareholders may experience substantial dilution, and the issuance or anticipated issuance of such shares could make it more difficult for us to raise additional equity or equity-linked capital in the future at a time and price that we would otherwise find favorable. After acquiring any Class A Ordinary Shares under the Share Purchase Agreement, the investor may resell all, some or none of such shares at any time in its discretion, which could further adversely affect the market price of our Class A Ordinary Shares.

Our issuance of additional share capital in connection with acquisitions, investments, financings, equity incentive plans, the exercise of Warrants or otherwise will dilute all other shareholders and could cause the market price of our securities to decline.

As part of our business strategy, we may acquire or make investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. We also expect to issue additional share capital in the future in connection with financings and grants of equity awards under equity incentive plans. In addition, an aggregate of 7,137,225 of our Class A Ordinary Shares have been reserved for issuance under the 2024 Share Incentive Plan (the “Equity Plan”). For more details, see “Item 6. Directors, Senior Management and Employees—D. Employees—Share Incentive Plan.”

As a result of additional share issuance(s), (i) the proportionate ownership interest of our then existing shareholders may decrease; (ii) the amount of cash available per share, including for payment of dividends in the future, may decrease; (iii) the relative voting power of each previously outstanding share may be diminished; and (iv) the market price of our securities may decline. For example, to the extent our Warrants are exercised, additional Class A Ordinary Shares will be issued, which will result in dilution to the existing holders of Class A Ordinary Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of additional shares in the public market or the fact that such Warrants may be exercised could adversely affect the market price of Class A Ordinary Shares.

Our dual-class voting structure may limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

Our authorized and issued ordinary shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of our Class A Ordinary Shares and Class B Ordinary Shares will have the same rights except for voting and conversion rights. Except for any resolutions to be passed for the purpose of extending the five-year period from the date of issuance of the relevant Class B Ordinary Shares (subject to any extension) following which such Class B Ordinary Shares shall be automatically and immediately converted into an equal number of Class A Ordinary shares (“Class B Validity Period”), each Class A Ordinary Share shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings and each Class B Ordinary Share shall entitle the holder thereof to five votes on all matters subject to vote at our general meetings. In relation to any resolutions to be passed for the purpose of extending the Class B Validity Period, each Class A Ordinary Share shall entitle the holder thereof to one vote and each Class B Ordinary Share shall entitle the holder thereof to one vote.

Class B Ordinary Shares shall be automatically and immediately converted into an equal number of Class A Ordinary Shares upon (i) the expiration of the Class B Validity Period, and (ii) the transfer of Class B Ordinary Shares. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The holders of Class B Ordinary Shares will have the ability to control matters requiring shareholders’ approval, including any amendment of our amended and restated memorandum and articles of association and approval over any change of control transactions. Any conversions of Class B Ordinary Shares into Class A Ordinary Shares may dilute the percentage ownership of the existing holders of Class A Ordinary Shares within their class of ordinary shares.

Our founder, chairman of the board of directors and chief executive officer, Dr. Khar Heng Choo, and certain other shareholders beneficially own all of our issued and outstanding Class B Ordinary Shares. These Class B Ordinary Shares constitute approximately 15.71% of our total issued and outstanding share capital and approximately 49.56% of the aggregate voting power of our total issued and outstanding share capital as of June 30, 2026. As a result of the dual class share structure and the concentration of ownership, holders of Class B Ordinary Shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A Ordinary Shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

It is not expected that we will pay dividends in the foreseeable future.

Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profits (including retained earnings) or share premium, provided that in no circumstances may a dividend be paid if this would result in us being unable to pay our debts as they fall due in the ordinary course of its business. It is expected that we will retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, it is not expected that we will pay any cash dividends in the foreseeable future.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by us from subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. There is no guarantee that our Shares will appreciate in value in the future or that the trading price of the shares will not decline. Holders of our Shares should not rely on an investment in such shares as a source for any future dividend income.

Our management team has limited skills and experience related to managing a public company.

Our management team has limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, results of operations and prospects.

The reduced SEC reporting requirements applicable to emerging growth companies may make our securities less attractive to investors, which could have a material and adverse effect on us, including our growth prospects.

We are an “emerging growth company” as defined in the JOBS Act and will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of September 29, 2025, (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A Ordinary Shares held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, and (ii) the date on which we issued more than $1.0 billion in non-convertible debt during the prior three-year period. We intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Furthermore, even after we no longer qualify as an “emerging growth company,” as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, and current reports on Form 8-K, upon the occurrence of specified significant events. In addition, we will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and will not be required to comply with Regulation FD, which restricts the selective disclosure of material information.

As a result, our shareholders may not have access to certain information they deem important. We cannot predict if investors will find our securities less attractive because it relies on these exemptions. If some investors do find our securities less attractive as a result, there may be a less active trading market and the price of our securities may be more volatile.

We qualify as a foreign private issuer within the meaning of the rules under the Exchange Act and are therefore exempt from certain provisions applicable to United States domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q and current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. Information relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, our information required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, you may receive less or different information about us than you would receive about a U.S. domestic public company.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to file reports on Form 6-K as a foreign private issuer. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protection or information that would be made available to you were you investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we could lose our status as a foreign private issuer under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of our directors or officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements, and members of our management would likely have to divert time and resources from other responsibilities to ensure these additional regulatory requirements are fulfilled.

Because we are incorporated under the laws of the Cayman Islands and conduct substantially all of our operations outside of the United States, and all of our directors and executive officers reside outside of the United States, you may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. In addition, we conduct substantially all of our operations through our subsidiaries outside of the United States, substantially all of our assets are located outside of the United States, and all of our officers and directors, and a substantial portion of their assets, are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against us or against our officers and directors outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise, and it will be difficult to effect service of process within the United States upon our officers or directors or enforce judgments obtained in United States courts against our officers or directors. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the jurisdictions in which we operate could render you unable to enforce a judgment against our assets or the assets of our officers and directors. In addition, it is unclear if any applicable extradition treaties now in effect between the United States and the jurisdictions in which we operate would permit effective enforcement of criminal penalties of U.S. federal securities laws.

In addition, our corporate affairs are governed by our Articles, the Cayman Companies Act and the common law of the Cayman Islands, and the rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, a list of the current directors of the company and the register of mortgages and charges) or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under our Articles to determine whether or not, and under what conditions, our corporate records may be inspected by the shareholders, but we are not obliged to make them available to our shareholders (subject to limited circumstances in which an inspector may be appointed to report on our affairs). This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

The courts of the Cayman Islands are unlikely (A) to recognize or enforce judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state securities laws: (1) if such judgments are monetary judgments and are, inter alia: (a) not given by a court of competent jurisdiction; (b) not final and conclusive; (c) of a public, revenue or penal nature; or (d) contrary to Cayman Islands public policy; and (2) if such judgments are non-monetary judgments and are, inter alia: (a) not final and conclusive; (b) contrary to Cayman Islands public policy; or (c) the principles of comity do not require enforcement; and (B) in original actions brought in the Cayman Islands, to impose liabilities predicated upon the civil liability provisions of the federal securities laws of the United States or any state securities laws, so far as the liabilities imposed by those foreign provisions are public, revenue or penal in nature. There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States. The courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction (including a judgment from the courts of the United States which do not fall within the ambit of that set out at (A) above) without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given, provided certain conditions are met. In general terms, for a foreign monetary judgment to be enforced in the Cayman Islands, such judgment: (i) must be final and conclusive, (ii) requires the payment of a sum of money, not being a sum payable in respect of taxes or other charges of a like nature or in respect of a fine or other penalty, (ii) inconsistent with a Cayman Islands judgment in respect of the same matter, (iii) must not be impeachable on the grounds of fraud or obtained in a manner, and (iv) must not be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands. For a foreign non-monetary judgment to be enforced in the Cayman Islands, such judgment: (i) must be final and conclusive, (ii) must not be inconsistent with a Cayman Islands judgment in respect of the same matter, (iii) must not be impeachable on the grounds of fraud or obtained in a manner, (iv) must not be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands, and (v) is such that the principle of comity requires such enforcement, provided the Cayman Islands court does not have to extend domestic law to do so.

A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Certain corporate governance practices in the Cayman Islands differ significantly from the requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the U.S. and their shareholders, see “Item 16G – Corporate Governance – Differences in Corporate Law.”

We may be or become a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders.

We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income, or the asset test. Based upon our current and expected income and assets, including goodwill and the value of the assets held by our strategic investment business, we do not presently expect to be classified as a PFIC for the current taxable year and or the foreseeable future.

While we do not expect to be a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Class A Ordinary Shares, fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC classification for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income, including the relative amounts of income generated by and the value of assets of our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation – U.S. Federal Income Tax Considerations”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of our Class A Ordinary Shares and on the receipt of distributions on our Class A Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Class A Ordinary Shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Class A Ordinary Shares. For more information see “Taxation – U.S. Federal Income Tax Considerations – Passive foreign investment company.”

Cayman Islands economic substance requirements may impact our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act (Revised) of the Cayman Islands, or the ES Act, that came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes a company incorporated in the Cayman Islands as is our Company. Based on the current interpretation of the ES Act, we believe that our Company is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as our Company is a “pure equity holding company,” it is only subject to the minimum substance requirements, which require us to (i) comply with all applicable filing requirements under the Companies Act; and (ii) has adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE American corporate governance listing standards.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of the NYSE American. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of the NYSE American. We rely on home country practice to be exempted from certain of the corporate governance requirements of the NYSE American, namely:

(i)	there will not be a necessity to hold meetings of board of directors on at least a quarterly basis, or the requirement for independent directors to have regularly scheduled executive sessions at least annually without the presence of non-independent directors and management; and

(ii)	there will be no requirement for the Company to obtain shareholder approval with respect to (a) the establishment (or material amendment to) a stock option or purchase plan or other equity compensation arrangement as specified in Section 711 of the NYSE American LLC Company Guide; (b) the issuance of additional shares as sole or partial consideration for an acquisition of the stock or assets of another company in the circumstances specified in Section 712 of the NYSE American LLC Company Guide; and (c) the issuance of additional shares in connection with a transaction specified in Section 713 of the NYSE American LLC Company Guide, or that will result in a change of control of the Company.

To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under NYSE American corporate governance standards applicable to U.S. domestic issuers.

Our Class A Ordinary Shares may be thinly traded, and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

On September 29, 2025, our Class A Ordinary Shares commenced trading on the NYSE American under the symbol “KNRX”. However, our Class A Ordinary Shares may be “thinly traded,” meaning that the number of persons interested in purchasing our Class A Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we come to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. Consequently, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our Class A Ordinary Shares may not develop or be sustained.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our Company was incorporated in the Cayman Islands on May 9, 2023, under the Companies Act as an exempted company with limited liability. As of December 31, 2023, our authorized share capital was US$50,000 divided into 5,000,000 ordinary shares of par value US$0.01 each. On February 26, 2024, the authorized share capital of our Company was amended to US$50,000 divided into 100,000,000 ordinary shares of par value US$0.0005 each of a single class. On September 25, 2024, the authorized share capital of our Company was further amended to US$50,000 divided into 100,000,000 ordinary shares of par value US$0.0005 each, comprising 90,000,000 Class A Ordinary Shares of par value US$0.0005 each and 10,000,000 Class B Ordinary Shares of par value US$0.0005 each.

Pursuant to a restructuring agreement dated September 30, 2024 (the “Restructuring Agreement”), the shareholders of KNOREX SG transferred all of their preference and ordinary shares in KNOREX SG to the Company thus completing the Reorganization then resulting in KNOREX SG being 100% fully owned by the Company.

In consideration thereof, the Company had allotted and issued an aggregate of 22,477,825 Class A Ordinary Shares and 4,780,575 Class B Ordinary Shares of the Company to the shareholders of KNOREX SG and certain other persons, in accordance with and subject to the terms of the Restructuring Agreement.

Pursuant to the Restructuring Agreement, the Company issued warrants to shareholders of the Company, who were previously shareholders of KNOREX SG, and certain other persons in exchange for warrants previously issued to them by KNOREX SG. The warrants issued by the Company included: (i) a total of 4,692,100 warrants with an aggregate amount of US$7,722,941 and (ii) a set of warrants with an aggregate amount of US$836,597, both exercisable for the same type of securities the Company issues in its next immediate equity financing round that involves the issuance of preference shares or preferred securities in the Company to raise funds for the Company (or Class A Ordinary Shares if such immediate equity financing round is our Company’s initial public offering). The expiration dates of the warrants described in (i) and (ii) ranged from December 2024 to December 2026. In January 2025, a total of 164,713 warrants described in (i) above were exercised to subscribe for 164,713 Class A Ordinary Shares with the remaining 4,527,387 warrants being cancelled in exchange for the issuance of a total of 4,527,387 warrants with an aggregate amount of US$7,073,397.74 to extend the expiration dates to a period range from March 2026 to December 2027. The expiration dates of the warrants described in (ii) were extended to March 2027. The exercise price for the warrants described in (ii) above with an aggregate amount of US$836,597 shall be determined by reference to the issue price of the types of securities and shall be equal to the issue price of the securities being offered in the next immediate equity funding round (or equal to 65% of the issue price of Class A Ordinary Shares if the next immediate equity funding round is the Company’s initial public offering), subject to adjustment for certain dilutive events such as, among other things, subdivision, reclassification, redenomination, conversion or consolidation of securities, capitalization, capital distribution, and rights issue. The maximum number of shares that each of these warrant holders may subscribe for shall be determined by dividing the sum of the maximum subscription sum of the relevant warrant holder by the exercise price, as adjusted for dilutive event(s) where applicable, rounded up to the nearest whole number. In June 2025, the Company issued to a lender a total of 100,000 warrants with an aggregate value of US$260,000 in consideration for providing a loan to the Company. The warrants will expire in June 2027.

Our principal place of business is 21 Merchant Road, #04-01, Singapore, 058267 and our telephone number is +65 6956-7483. Our agent in the host country is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

On September 19, 2025, the Company entered into subscription agreements with two investors separately (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to purchase from the Company, and the Company agreed to issue new Class A Ordinary Shares for an aggregate subscription amount of $11,000,000. The subscription price per share shall be equal to the volume-weighted average price (VWAP) of the Company’s shares on the NYSE American Market for the 30 trading days immediately preceding the closing of the relevant subscription, which shall take place within 3 to 6 months following the consummation of our initial public offering. As of the date of this filing, the subscription agreements have not been consummated and the Company considers them to be terminated. Due to changes in the Company’s financial position and business circumstances, the Company has determined not to proceed with the transaction.

On September 29, 2025, our Class A Ordinary Shares commenced trading on the NYSE American under the symbol “KNRX”.

On June 13, 2025, we incorporated a new wholly owned subsidiary in Singapore, AscendX Media Technologies Pte. Ltd. (“AscendX”), to expand into the monetization facet of digital advertising. AscendX focuses on serving mobile application and game publishers, providing supply path optimization, mediation, and productizing our real-time bidding engine for third-party clients.

We are subject to the informational requirements of the Exchange Act. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. Information about us is also available on our website at https://investor.knorex.com/. Our website and the information contained therein or connected thereto will not be deemed to be incorporated into this Report and you should not rely on any such information in making your decision whether to purchase our ordinary shares.

Recent Developments

Resignation and Appointment of Directors

On June 4, 2026, the Company received a shareholder requisition requesting the convene of an Extraordinary General Meeting of Shareholders (the “EGM”). On the same date, Mr. Jayant Kadambi and Mr. Gordon Kwok Wai Lam submitted their respective notices of resignation as Non-Executive Independent Directors of the Company, and the Company subsequently accepted their resignations on June 9, 2026.

On June 24, 2026, the Company held the EGM, at which shareholders approved (i) the removal of Mr. Wilson Chandra as a director of the Company, and (ii) the appointment of Messrs. Kai Zhong as an Independent Director, Lu Liu as Non-Executive Independent Directors, and Truong Vinh Phu Le as an Executive Director of the Company.

NYSE American Compliance Deficiencies

On May 18, 2026, the Company received a notification letter (the “Notification Letter”) from NYSE Regulation stating that it was not in compliance with the continued listing standards set forth in Section 1007 of the NYSE American Company Guide (the “Company Guide”) due to its failure to timely file its annual report on Form 20-F for the fiscal year ended December 31, 2025. Under the applicable rules, the Company was afforded an initial cure period of up to six months to regain compliance, with the possibility of an additional extension. For more details, see Item 3. Key Information — D. Risk Factors — Risks Related to Our Class A Ordinary Shares “Our failure to meet NYSE American’s continued listing requirements could result in a delisting of our Class A Ordinary Shares”.

Note Purchase Agreement and Share Purchase Agreement

On March 31, 2026, we entered into (i) that certain Note Purchase Agreement (the “Notes Agreement”) with North Commerce Parkway Capital LP and TQ Master Fund LP (collectively, the “Purchasers” and each, a “Purchaser”), pursuant to which, the Company issued a senior unsecured Note to each Purchaser (collectively, the “Notes”), (ii) that certain Share Purchase Agreement (the “Purchase Agreement”) with RK Capital Management LLC, North Commerce Parkway Capital LP and TQP Holdings LLC (collectively, the “Investor”) and (iii) that certain Registration Rights Agreement (the “Registration Rights Agreement”) with the Investor. Pursuant to the Notes Agreement, the Company issued Notes with an aggregate principal amount of $3 million to the Purchasers. The Company received net proceeds of $2.7 million from issuance of the Notes.

Pursuant to the Purchase Agreement, the Investor has committed to purchase, subject to certain limitations, up to $50 million (the “Commitment”) of the Company’s class A ordinary shares, par value $0.0005 per share (the “Ordinary Shares”). The Company has the right, but not the obligation, to direct the Investor to purchase up to the Total Commitment of Ordinary Shares from time to time for a period of 36 months from the date of the effectiveness of the Registration Statement. In connection with the entry into the Purchase Agreement, the Company also entered into the Registration Rights Agreement, pursuant to which the Company agreed to file with the SEC, within forty-five calendar days of the date of the Registration Rights Agreement, the registration statement for the resale by the Investor of Ordinary Shares that may be issued in connection with the Commitment under the Purchase Agreement (including the Ordinary Shares used to pay the Commitment Fee). For more details, see “Item 10. Additional Information — C. Material Contract”.

B.	Business Overview

We are a B2B technology company specializing in providing programmatic advertising products and solutions to marketers to streamline and automate their advertising and marketing workflows. Our software offers marketers cost-effective solutions and productivity-enhancing capabilities to target their desired audience across various advertising channels and devices through automated processes and algorithms, which is known as “programmatic advertising” in our industry. Leveraging our proprietary AI/ML technology and steered by the marketer’s directive, our cloud-based software can autonomously execute split-second advertisement purchasing transactions, strategically acquiring advertising placements and optimizing online advertisement from the global advertisement and data marketplaces using the insights gleamed from diverse data points consolidated across various ad channels, including the Open Internet and the Native Platforms. It is critical for marketers to connect to as many online ad channels as possible to attain sufficient reach to engage with their desired audience at the right time to effectively promote their products and services. But advertising to two or more of these disparate and siloed ad channels and to enable tracking between offline and online channels, or “omni-channel advertising”, is a complex and costly operation. Our mission is to simplify the increasingly complex digital marketing landscape to help accelerate our customers’ business growth through a data-driven approach.

Our flagship product, KNOREX XPOSM, is a self-service enterprise-grade cloud platform with a comprehensive suite of advertising management and execution (AMX) applications. Our highly differentiated platform empowers marketers to orchestrate omni-channel advertising across the Open Internet and the Native Platforms owned by the big tech giants, and to streamline and automate manual processes to drive advertising efficiency and performance. XPO enables intelligent automation and scaling, allowing marketers to seamlessly manage and control core mission-critical online advertising processes from a centralized UI, to advertise across a diverse range of ad channels including search, social media, apps, websites, desktop, mobile, smart TVs or connected televisions, streaming devices, and digital billboards. Our AI/ML-powered platform revolutionizes digital advertising management by offering marketers a truly integrated solution for omni-channel orchestration. It seamlessly consolidates the key functions of planning, creation, measurement, monitoring, management, and optimization of advertisements across the world’s leading ad channels, into a singular unified platform. This eliminates the need for marketers to grapple with multiple siloed platforms, creating XPO as an all-encompassing system of record that closes the customer marketing analytics loop.

Since our inception in September 2009 in Singapore, we have expanded our operation to the U.S., Vietnam, India, and Malaysia, where the U.S. is now by far our largest market. Over the years, we have consistently made substantial investments in research and development, forging robust partnerships with leading media, data and tech partners across the U.S., Europe, and Asia. These efforts have been pivotal in shaping our commercial development and product roadmap as we actively pursue expansion initiatives.

Our commitment to excellence has been recognized by our industry partners, including being enlisted as a Meta Business Partner and Google Premier Partner (among the top 3% exclusive tier) in recognition of our technical, operation, and business excellence. We were awarded the MarTech Breakthrough Awards for “Best Remarketing Platform” in 2022 and named a Top 10 Marketing Automation Solution Provider in 2021 by MarTech Outlook.

As of June 30, 2026, our customers primarily comprising marketers from the advertising agencies, have been utilizing XPO to successfully automate and optimize outcomes for over 8,759 advertiser accounts. Spanning diverse industry verticals such as automotive, healthcare, e-commerce, business-to-business, retail, consumer packaged goods, travel and hospitality, our platform has demonstrated its versatility, scalability, and effectiveness in meeting the dynamic demands of various businesses. Our goal is to further expand our business, fostering wider adoption of XPO and extending its benefits to a broader array of customers.

We generate revenue from our advertising customers based on platform subscription and platform services on the XPO platform, managed activations and professional services, for which we receive subscription fees, a percentage of their advertising spend as they use the platform services and service fees, enabling us to grow as our customers increase their digital advertisement spending and as we integrate into new channels and platforms. Our business, financial condition, results of operations and other key performance metrics may vary from quarter to quarter due to the seasonal nature of our clients’ spending on advertising campaigns. For example, certain clients of ours tend to devote more of their advertising budgets to the fourth fiscal quarter to coincide with consumer holiday spending.

Our Industry

We believe the following are key trends and factors shaping the advertising industry we are in:

Growing opportunity from the shift in media consumption. According to the World Advertising Research Center (WARC), a premier global intelligence service and database that provides advertising, marketing, and media effectiveness research to brands, agencies, and academic institutions, is forecasting that the global advertising spend (digital and traditional media) is expected to reach US$1.32 trillion in 2026 as marketers continue to shift their advertising spend online from traditional media. Global digital advertising is expected to command close to 80% of the total. We believe that this secular transition towards digital advertising will continue, driven by several industry trends including the consumers’ evolving media consumption habits, the continued technology innovation and breakthroughs and so on, providing us a significant market opportunity.

Proliferation of digital media and fragmentation. There has been a rapid proliferation of digital media and platforms as consumers and businesses increase their time and attention online. The onset of COVID-19 pandemic has catalyzed the pace of digital adoption even further. In response to this paradigm shift, marketers have substantially increased their advertising budget allocation towards digital media. Today’s digital landscape demands a cross-platform, cross-channel approach for connecting with consumers. Marketers must be able to advertise across multiple platforms into diverse ad channels covering both the Open Internet and the Native Platforms to achieve optimal marketing reach. This need for managing multiple siloed platforms further multiply the complexity associated with advertising online. As the digital landscape continues to evolve, the emergence of new ad channels continues to present marketers with an expanding array of opportunities and dilemmas. The ability to balance between audience reach and cost becomes a strategic imperative for marketers seeking to effectively capture and retain the attention of their target audiences.

Burgeoning point solutions for omni-channel advertising. The current landscape of omni-channel advertising is marked by a surge in specialized point solutions. Marketers are faced with the challenge of expanding their presence across diverse media and ad channels, as well as adopting various advertising formats. Often, marketers with larger budgets are faced with a dual scenario: they have to either advertise with the Native Platforms where access and transacting are via these proprietary platforms’ UI or their supplied APIs into some of the world’s most popular social media and search ad channels; or alternatively, they advertise through web-based advertisements over the Open Internet through auction bidding processes—or commonly known by the confusing misnomer “programmatic” in our industry parlance; or a combination of the two. The result is a fragmented landscape where marketers must operate separately on multiple platforms for advertisement purchasing within these different ecosystems.

This isolated approach to setup and execution of advertisements leads to the segregation and fragmentation of data and reporting, preventing marketers from achieving a centralized view of their advertising efforts and outcomes across siloed and diverse ad channels. The challenges extend to tracking and measuring advertising campaigns across multiple channels and linking online and offline activities to provide comprehensive insights. To achieve a holistic perspective, marketers find themselves compelled to integrate data from disparate point solutions, a process that involves numerous highly complex, time-consuming, and error-prone tasks to generate consolidated reporting. These obstacles significantly hinder marketers in planning, executing, and optimizing their advertising investments in real-time. A more unified and streamlined approach is essential to overcome these challenges and unlock the full potential of omni-channel advertising.

Escalating complexities in digital advertising execution. In recent years, the digital advertising ecosystem has also become increasingly complex, driven by the continual evolution of digital advertising technologies, increased regulations and regulatory requirements, and the introduction of new ad channels and advertising formats. Marketers naturally demand greater transparency in such a dynamic landscape with heightened costs and various challenges. Unlike traditional media advertising where execution details are minimal, digital advertising, particularly advertisement purchasing across various ad channels and platforms, is inherently a complex process. To achieve sufficient reach necessitates advertising in as many channels as tenable, yet complexities surge exponentially when engaging in two or more ad channels. Marketers face an onslaught of daunting tasks — strategically selecting essential ad channels for their marketing goals, determining budget allocations during the media planning process, devising advertising tactics aligned with campaign objectives, incorporating appropriate trackers for tracking and measurement, identifying and leveraging the right audience segments, continuously reallocating and optimizing budgets and identifying suitable advertising inventory. Simultaneously, they must vigilantly monitor advertising campaign pacing, adjusting advertisement sizes and formats—all with the overarching goal of aligning and optimizing efforts to achieve the overall marketing objective for a successful digital advertising campaign.

The entire process is laborious and highly inefficient, involving numerous repetitive, manual tasks within each ad channel and across multiple channels. Executing an effective digital advertising campaign demands considerable effort. Unlike traditional advertising, adopting a hands-off approach after initiating a digital advertising campaign is just not feasible. Ongoing monitoring, tweaks, adjustments, testing and the regular refreshment of creatives and data feeds are essential elements of the optimization process once a digital advertising campaign is in progress. The dynamic and iterative nature of digital advertising requires continuous engagement and adaptation to ensure advertising campaign success.

Shortage of skilled manpower. There is currently an acute shortage of skilled manpower, creating tremendous challenges for marketing organizations. This scarcity is particularly pronounced given the steady emergence of new ad channels and advertising formats, further adding pressure to an already demanding environment. Equipping and training marketers with the requisite skillsets is a time-intensive process, and hiring from the limited talent pool has become an expensive endeavor, with costs escalating based on experience. The resulting complexities in digital advertising contribute to a high turnover in the workforce, adversely affecting service quality and customer satisfaction, leading to increased costs. According to the Gartner’s “The State of Marketing Budget and Strategy 2022” survey (https://www.gartner.com/en/marketing/topics/marketing-budget), companies allocated 25.4% of their marketing budget exclusively to marketing technology in 2022. Despite this significant investment, organizations face challenges in achieving their desired business outcomes due to budget reduction and shortage in skilled personnel.

In response to these industry challenges, we believe that the XPO platform, a specialized enterprise software designed to address these issues, is well positioned as an intelligent automation advertising and marketing solution. Our XPO platform is well-suited to capitalize on the evolving landscape of digital advertising with the introduction of new media, ad channels and advertising formats. As we navigate the early stages of growth, our recent financial performance reflects strong momentum. For the years ended December 31, 2025 and 2024, we achieved revenue of US$6.0 million and US$10.8 million, with gross profits of US$2.9 million and US$4.5 million, respectively. These figures underscore our platform capabilities in meeting the evolving needs of the digital advertising ecosystem.

Our Competitive Strengths

We attribute the following competitive strengths to our growing success, and we believe that they will continue to provide us with the long-term competitive advantages:

Our highly differentiated XPO platform provides marketers with a comprehensive omni-channel digital advertising management and execution solutions across the Open Internet and the Native Platforms to reach the desired global audience in real-time.

XPO stands out by providing a seamlessly integrated and comprehensive omni-channel digital advertising management and execution solution. This differentiates XPO from our competitors as it offers marketers the ability to reach their global audience seamlessly across both the Open Internet and the Native Platforms in real-time, using a single integrated platform. Unlike other point solutions currently in the market that often require managing multiple platforms, XPO integrates programmatic and paid media advertising into a unified platform. This integration streamlines the advertising process, offering a more efficient solution for marketers. XPO offers end-to-end advertising management solutions by integrating data collection, processing, analysis, and advertising delivery. This holistic approach enables marketers to connect with major marketing channels in real-time, enhancing efficiency and providing a comprehensive view of their advertising efforts.

Through subscription to our XPO platform, marketers can easily self-operate to set up a campaign to advertise across various leading ad channels including social media, mobile applications, and websites all on one single cloud platform. The XPO platform offers a user-friendly experience for seamless and efficient operation. Marketers can choose the solutions that suit their needs. In addition to the platform subscription services, we provide additional managed activations and professional services. These services include assistance in setting up and monitoring advertising campaigns, performance strategy advice, consultation, technical support, and staff training. Our truly cross-channel capabilities, attentive customer servicing and support, coupled with innovative business and pricing models, create a high barrier to entry for other marketing solutions, setting XPO apart as a leading omni-channel digital advertising management and execution solution in the industry.

Our strong technology capabilities, our deep expertise and domain knowledge in the fields of natural language processing, AI/ML and data science, and our relentless focus on rapid innovation over a decade enable us to consistently deliver differentiated product and solutions.

Contextual targeting: Our patented, ML-based content classification technology is versatile, supporting multiple languages, websites, and mobile apps. It empowers marketers to create custom segments, providing the flexibility to adapt to emerging trends. It seamlessly integrates with contextual factors such as date, time, seasonality, and geo-location. This battle-tested technology has undergone rigorous usage by both marketers and media publishers. Its adaptability is especially vital in addressing the challenges posed by cookie-based tracking due to data privacy regulations.

Universal tracking: We developed our proprietary advertising serving and tracking technologies, enabling seamless cross-channel tracking, and targeting. KNOREX XPO offers a “universal tracking pixel”, greatly simplifying the tracking and attribution process for marketers. Marketers only need to create a single pixel through XPO to track performance across both the Open Internet and Native Platforms.

KAIROS AI engine: Leveraging cutting-edge AI and machine learning capabilities, the KAIROS AI Engine places the power of AI/ML directly in the hands of agencies and marketers. It enhances the value of XPO by offering automatic media planning, efficient campaign execution, real-time monitoring, and feedback control.

These core component technologies are the result of over a decade of intensive research and development and iteration. We have developed a robust technology stack, and we continue to invest and innovate. Our relentless pursuit of deepening our competitive advantage includes recruiting top talents with a proven track record in innovation and research and development. This commitment not only exemplifies our dedication to innovation but also plays a pivotal role in our sustained success. Furthermore, it establishes significant technological barriers, distinctly setting us apart from competing solutions.

We have established a long track record in delivering quality services to customers.

Our commitment to excellence is evident in our history of successfully executing numerous campaigns and programs across various verticals. Over the years, we have consistently exceeded customer expectations, driven tangible ROI and built lasting partnerships. Our client testimonials, case studies and industry recognition stand as a testament to our dedication to delivering exceptional value and outstanding customer experiences.

We have built our customer base and partnerships by being aligned with the customers’ needs and independent, competitive and transparent in our offerings.

We take pride in our strong customer base and partnerships ranging from automotive, healthcare, senior living, travel, hospitality, food, beverage and others. We derived our revenue from 26 and 37 customers, respectively, for the years ended December 31, 2025 and 2024 as we streamline our focus on customers who fit our ICP. Our customers are based in different countries, which include the North America, Southeast Asia, and South Africa. See “---Our Customers” below in this section for a breakdown of our revenue by country. This diverse customer base showcases our adaptability and ability to cater to a wide range of business needs. Our approach to growth is rooted in aligning closely with our customers’ needs, and we achieve this by maintaining a strong commitment to independence and transparency in our offerings. We view our customers as partners, and we invest to build our partnerships for long term based on trust, collaboration, and mutual success. We actively engage with our partners to understand their goals and objectives, ensuring that our solutions align seamlessly with their strategies.

Our commitment to independence means that our recommendations and solutions are tailored solely to our customers’ best interests. We prioritize transparency in every aspect of our interactions, from pricing models to campaign performance. We believe this approach fosters trust and confidence, laying the foundation for long-lasting partnerships. This has helped our customer base, and partnerships continue to flourish as a result of these principles as evident from their continue partnership with us. By consistently delivering value, while remaining independent in our decision-making and upholding transparency, we forge strong connection with our clients/partners. These relationships, marked by trust and shared objectives, will continue to fuel our growth and success.

We have a committed and experienced management team with a proven track record.

A key strength of our company is deeply rooted in the cohesive and experienced leadership of our management team. With a long history of working together, our team possesses a strong understanding and extensive experience in the advertising, marketing, and technology sectors. This collective industry knowledge, coupled with robust project management expertise, is a key asset that we leverage to build stable relationships and deliver robust technical solutions to both our existing and prospective customers within the domain.

Our management team’s commitment to excellence, coupled with their deep-rooted familiarity with the nuances of the industry, positions our company to navigate challenges effectively and capitalize on opportunities. Our collaborative history fosters a synergy that enhances our ability to meet the evolving needs of our clients, ensuring the delivery of innovative and technically sound solutions in the dynamic landscape of advertising, marketing and technology.

Our Growth Strategies

To accelerate the growth of our business and reinforce our technological leadership in the AMX solutions market, we are committed to leveraging our proprietary technologies and executing the following strategies:

●	Expand customer base and deepen market penetration:

Bolster our direct sales organization and partnerships by recruiting and training experienced sales representatives. This effort aims to deepen market penetration by expanding relationships with existing customers, embedding our platform further into their daily operations. Simultaneously, we plan to attract new customers and venture into new sectors, considering our platform’s sector-agnostic capabilities.

We plan to expand our direct sales organization and our partnerships by recruiting and training experienced sales representatives to deepen our market penetration by expanding our relationship with existing customers to broaden the adoption of our products and solutions to further embed our platform and solution in their daily operation. We also intend to attract new customers and venture into new sectors to expand our customer base as our platform is sector agnostic

●	Broaden adoption through innovation:

Invest strategically in research and development to introduce new and innovative products and solutions. This includes continually enhancing our platform by introducing new features, expanding ad channels and advertising formats and collaborating with new data partners. The goal is to broaden and deepen adoption among our customers by offering cutting-edge solutions that align with evolving market demands.

We have invested and will continue to strategically invest in research and development to develop new and innovative products and solutions, while we continue to introduce new platform features, ad channels, advertising formats and data partners, while tweaking and enhancing our existing omni-channel offerings to broaden and deepen adoption among our customers.

●	Expand through strategic partnerships, mergers and acquisitions:

Actively pursue business development through strategic partnerships, exploring various commercial models. Leverage our platform and product features to target spin-offs in enterprises of scale. Continue investing in partnerships with complementary third-party tech providers, media, and data suppliers. Identify potential acquisitions or investment opportunities aligned with our product vision to enhance our platform, value propositions and scale.

●	Explore new markets and increase global presence:

Extend our reach beyond our current operational and research and development hubs in the U.S., Singapore, Vietnam, India, and Malaysia. Spot and seek strategic opportunities to establish offices in new markets that align with our growth objectives. This approach aims to track and identify new customers globally, ensuring a broader international presence.

Business Operations

We provide highly unique, comprehensive digital advertising and marketing solutions to marketers through our KNOREX XPO platform. XPO simplifies and unifies digital marketing execution across leading ad channels of the Open Internet and Native Platforms, enabling users to connect with their target audience worldwide in real-time. The cross-channel capabilities across diverse advertising channels augmented by AI/ML to automate and optimize across these ad channels enable us to offer marketers a singular cloud platform to orchestrate and manage their online advertising in one place. Users can easily set up for all channels to greatly simplify workflows and eliminate tedious and repetitive tasks.

By subscribing to our XPO platform, marketers can self-operate XPO to create and traffic advertisement, buy and manage advertisement placements, buy, and use data from the marketplace in XPO, consolidate data from different sources into one unified report, and many other core functions of modern online advertising, all in one single cloud platform.

In April 2014, we started developing the XPO platform as a unified digital system providing end-to-end advertising function to conduct advertisement purchasing programmatically for the Open Internet, in other words, a data-driven process driven by AI/ML algorithms to automate and optimize the advertisement purchasing process. XPO built-in advertising designer comes with a library of ready-made creative templates, which support a wide range of advertising formats and sizes, enabling marketers to launch dynamic and personalized advertisements in just minutes.

Evolving from its initial development, XPO has transformed into a fully automated cross-channel marketing cloud platform designed for marketers to execute global digital promotions. In 2017, we launched KNOREX KAIROS AI engine as the digital brain of our XPO platform to further automate and optimize digital advertising for our customers. In 2018, we expanded XPO into an end-to-end AMX system, connecting with a marketplace of the Open Internet and the Native Platforms, data, and technology vendors, providing a truly unique offering in the industry under our XPO platform services. Our customers can purchase different types of audience data from the data marketplace in XPO to build customized audience segments as part of XPO platform services offering. With such data combined with XPO advertising serving and tracking capability, marketers can personalize their marketing messages to the different audience segments based on their behavior, interests and profiles. For customers who want to purchase specialized advertising inventory, or they have special deal or arrangement with certain media publishers, they can use private deals mechanism through XPO to execute such transaction.

By 2019, our XPO platform has further incorporated more ad channels and automated by KAIROS AI engine to provide truly cross-channel advertising and optimization, enhancing its capabilities for a broader and more integrated approach to digital marketing. With our proprietary AI/ML technology, marketers have the flexibility to operate and manage their advertising campaigns with full automation or a combination of automation and manual to co-manage and optimize advertising campaigns.

Over the past few years, we have continued to invest in research and development to enhance and evolve the XPO platform to meet the varied demands of our customers, who are primarily mid to small-sized advertising agencies. Some of notable technologies that we have introduced include cookie-less and privacy-compliant technologies, S2S (Server-to-Server communication), location-based advertising, unified profile, advanced dynamic creative optimization (DCO), customer data platform (CDP) and so on.

Our customers can subscribe to the different tiered subscription plans on the XPO platform. We charge monthly subscription fee for the use of the XPO Platform, and additional fees including advertisement account fees, media fees (a certain percentage of the total advertisement spend occurring for all their accounts in XPO), and fees for add-on services such as managed activations and professional services. Our professional services cover campaign management of the customer’s XPO accounts, digital package consultation, account management guidance, customized reporting analysis, generation, and compilation etc., campaign strategy and optimization consultation, technical integration consultation, business consulting, training and so on. Our managed activation includes full end-to-end campaign setup and monitoring, conversion tracking setup, assembly and adaptation of template-based advertisement and analytics reporting.

Our subscription plan includes a one-time onboarding session, access to knowledge base and standard technical support. Any additional training or onboarding or advanced setup as determined by our specialists may require engagement of our professional services.

Our Platform

We offer a self-service advertising management and execution (AMX) enterprise-grade cloud platform known as KNOREX XPO. Our XPO platform is designed to provide marketers with a centralized and streamlined approach to online advertising across diverse media platforms and ad channels. XPO facilitates the orchestration of omni-channel execution, allowing marketers to seamlessly plan, create, execute, measure, attribute, and report on their advertising efforts.

Key features of XPO include cloud-based applications that cover unified planning, advertising creation, execution, measurement, attribution, reporting and various automation functionalities. This comprehensive suite of cloud-based applications is specifically engineered to centralize critical advertising processes, providing automation and control to scale advertising efforts efficiently across multiple ad channels and platforms. The goal is to drive higher efficiency and enhance the return on advertising spend for marketers.

XPO’s capabilities extend to enabling data-driven advertisement investments and optimal allocation of resources. By promoting efficient scaling of digital advertising operations, XPO empowers marketers to navigate the complexities of the digital landscape while ensuring a strategic and streamlined approach to their advertising initiatives.

At the heart of XPO lies our proprietary AI/ML technology that has been more than a decade in the making: KAIROS AI/ML engine. KAIROS AI/ML leverages the latest advancements in AI/ML and encapsulates the power of AI/ML into the hands of marketers in automating and scaling digital marketing execution across omni-channel and diverse devices. This advanced AI/ML technology is instrumental in driving our customers’ success whether it is in productivity gain, cost efficiency, or advertising performance.

KAIROS empowers our clients in the following:

1. Automatic media and budget optimization: KAIROS process a vast number of parameters and metrics across various ad channels covering both the Open Internet and Native Platforms, codifying them into a unified parameter space while respecting the implicit and explicit constraints, to intelligently chart the optimal path towards the ultimate advertising campaign objectives. This opens the possibility of sophisticated, humanly impossible AI-driven automatic media planning and optimization in online advertising to boost efficiency and performance.

2. Seamless and efficient omni-channel campaign execution: KAIROS enables easy and unified orchestration across the ad channels of the Open Internet and the Native Platforms, enabling real-time automated adjustments for peak performance. It ensures campaigns stay on track with the set objectives and key performance indicators, maximizing efficiency and ROAS.

3. Real-time monitoring and feedback control: Like an ever-watchful airplane pilot, KAIROS continuously monitors campaign performance and evaluating dynamic market conditions. It swiftly identifies and navigating obstacles, ensuring that advertising campaigns remain on course towards marketing goals.

4. Automation and scaling: KAIROS offers unparallel in-depth cross-channel automation, eliminating the need for highly manual operations and adjustments overhead, providing marketers the ability to scale their operations to streamline complex campaign management and execution.

5. Data-driven decisioning: AI/ML models embedded within KAIROS provide data-driven insights and objective decisioning guided by data to optimize campaign performance, campaign strategies, and budget allocation.

Our XPO AI/ML-driven integrated AMX solutions offer several key benefits:

●	Innovative AMX technology and streamlined workflows:

XPO utilizes our innovative AMX technology and streamlined workflows, centralizing advertising across a broad range of ad channels across the Open Internet and the Native Platforms using a single cloud platform. This consolidation reduces the need to operate multiple platforms, overcoming execution and operational complexities, risks, and costs associated when expanding into omni-channel advertising.

●	Highly differentiated omni-channel advertising technology:

XPO features our differentiated omni-channel technology, enabling real-time cross-channel optimization and the simultaneous automation of advertising execution across multiple ad channels. This capability enhances productivity and efficiency, particularly in scaling advertising operations.

●	Seamless execution across multi-channel and consolidated reporting:

XPO provides seamless integration of advertising execution across multi-channels, enabling quicker consolidation of reporting. This significantly eliminates the error-prone and time-consuming data integration tasks, providing marketers with a consolidated and accurate view of their advertising performance.

●	Proprietary AI/ML technology for smart decisioning and strategy optimization:

XPO is embedded with our proprietary AI/ML technology with a self-learning system that continuously improves over time through the ingestion of new data. This results in intelligent real-time decision-making for optimal budget allocation and advertising strategy, ultimately driving higher return on advertising spend.

●	User-friendly UI and extensive use of AI/ML:

XPO boasts an easy-to-use UI and extensive integration and use of AI/ML technology throughout its system. This integration streamlines complex workflows and processes, eliminating or greatly reducing manual and tedious tasks. The use of generative AI facilitates advertising setup and creation, enable scaling of operations through automation.

●	Cost efficiency and higher productivity:

XPO is cost-efficient compared to other advertising solutions on the market. It provides comparable or better results with much less manpower required, reduced setup and management time, and efficient execution aided by automation. This results in overall higher productivity and efficiency for marketers utilizing our platform.

Our Customers

We specialize in providing digital marketing services on the XPO platform, catering to marketers across varied industry sectors including automotive, e-commerce, food and beverages, healthcare, hospitality, retail, and travel. Our customer base primarily comprises mid- and small-sized advertising agencies operating in these sectors.

Our sales team identifies potential clients that align with our target ideal customer profile (ICP). Multiple virtual meetings are set up to assess the prospect’s fit, involving or sales engineers, solutions architects when necessary. Upon identifying a suitable prospect, our sales team works diligently to close the deal. Subsequently, our account management team takes over after the client signs a master services agreement. They facilitate kickoff meetings to introduce our team members, including the customer success team, initiating a seamless onboarding process. The account management team remains the primary point of contact, ensuring a cohesive and collaborative relationship with our clients. This approach fosters a client-centric environment and sets the foundation for successful, long-term partnerships.

For the fiscal year ending December 31, 2024, our customer base was 37, with the top five customers contributing approximately 86.2% of our total revenue. In the subsequent year ending December 31, 2025, our customer base was 26, with the top five customers contributing approximately 74.0% of our total revenue. For the last two years, we have embarked on the strategic initiative to evaluate new and existing customers against our ICP profile so that we are channeling our resources towards serving and retaining such ICP-matching customers. We monitored and observed that customers who fit our ICP are committing to longer contract terms and make more extensive use of our XPO platform as our value propositions directly appeal to them. Average revenue per customer was US$292,187 and US$232,252 for the year ending December 31, 2024 and 2025, respectively. We expect to see growth in our customer count going forward as we have concluded our customer review. We believe this initiative will positively impact our long-term success by driving stronger financial stability and growth. By focusing on profitable ICP-matching customers, we anticipate increased revenue and larger contract size, with higher lifetime value per customer as they commit to longer and bigger contracts, thus providing us predictable growth and repeat business. The resulting trust and loyalty will enhance customer retention and satisfaction. Concentrating on such customers allows for better resource allocation, reduced costs, and improved operational efficiency through better forecasting and planning. Prioritizing such profitable, long-term customers aligns our interests, enabling us to pursue more innovations, and encourages continuous improvements, ultimately sharpening our competitive edge and differentiating our business.

Material terms of our agreements with major customers include the following:

●	We grant to our customer and its authorized users a limited, revocable, non-exclusive, non-sublicensable, non-transferable license during the applicable subscription term to access and use our XPO platform and its APIs;

●	The customer is responsible for its authorized users’ use of our XPO platform and must enter into valid, binding agreements with such users that require them to comply with the terms of our customer agreement;

●	The customer shall prepay its monthly payment; and

●	Each customer agreement (with respect to any specific order form) begins on the start date as listed on such order form and will continue until all subscriptions under it have expired or have been terminated. Each subscription term shall automatically renew for an additional period of twelve months unless earlier terminated by either party with thirty days of prior written notice or due to breach of terms of the customer agreement.

Material terms of our agreement with our largest customer, which accounted for 40.6% and 73.3% of our revenue for the years ended December 31, 2025 and 2024, respectively, are summarized as below:

●	Platform use. We grant to our largest customer and its authorized users a limited, non-exclusive, non-sublicensable, non-transferable license during the applicable subscription term to access and use our XPO platform within Territory on a self-serve basis;

●	Service scope. Besides the XPO platform, we also provide additional professional services and managed activations to this customer;

●	Fees. For our XPO platform, we are entitled to receive a recurring monthly fee or a percentage of the advertising spend through our XPO platform, whichever is higher in addition to other miscellaneous fees. For our professional services, we are entitled to receive service fees based on billable hours calculated in blocks.

●	Dispute of invoice. The customer must email us within thirty (30) calendar days of receipt of our invoice if there is any disagreement, otherwise, all undisputed amounts are non- refundable and due for payment;

●	Terms. Our agreement with our largest customer commenced on December 29, 2020 and has been renewed on a twelve-month term each round since then;

●	Termination. Either us or the customer can terminate the master agreement by providing at least one hundred and eighty (180) days of prior written notice, or if either party is unable to cure a breach of our agreement within sixty (60) days of written notice to the other party.

Our customers are based in different countries, which include the United States, Singapore, and elsewhere (including Canada, India, Malaysia, Thailand, and South Africa). The following is a breakdown of our revenue by country:

	Year ended December 31,
	2025	2024
Percentage of revenue generated by country
United States	82.8	96.3
Singapore	17.2	3.7
elsewhere	0.0	0.0

Our Suppliers

Our suppliers include providers of advertising inventory, data and technology, which enable us to provide our platform services. Advertising inventory suppliers are like advertising exchanges or advertising networks that provide matching of our advertisement purchase requests to media publishers or media owners. These suppliers may sell overlapping inventory or unique inventory, in which case we will have to build strong partnerships and relationships with them. Further, some of these suppliers may require us to undergo various certifications set by them before allowing us to connect to their inventory and audience. We will have to continue to explore to assess and connect with suitable, reputable, and differentiated suppliers. For third-party data suppliers or marketplaces, they supply myriad audience for use in effective targeted advertising and reduce wastage. There are large number of such providers worldwide with a wide margin of efficacy. We have invested significant resources in evaluating select providers and work closely with such qualified data providers, while we continue to carefully assess and onboard new ones. For technology providers, these are suppliers for measurements of viewability, anti-ad-fraud, privacy opt-out, and other highly specialized providers. Some of these suppliers are highly unique with limited competitors and maybe challenging to easily find on-par replacements.

We also work with multiple cloud suppliers to power our XPO cloud platform. These cloud suppliers offer a wide range of capabilities and services. We tap on multiple suppliers to spread our risks across them, another reason is also to leverage on certain unique strengths of theirs which could offer significant cost and efficiency advantages. We typically enter into a master agreement with a supplier supplemented by a purchase order at each purchase.

Material terms of our agreements with major suppliers include the following:

●	Supplier provides services such as facilitation of advertising transactions to us.

●	Invoicing and payment arrangements are set forth in purchase orders

●	We agree to protect the supplier’s intellectual property rights and abide by our confidentiality obligations; and

●	Each supplier agreement is effective from the effective date until the purchase orders have terminated. Each party may terminate the agreement or any purchase order immediately if the other party is in material breach or with 30 days’ notice in the case that the breach is capable of cure, but the other party does not cure the breach to the non-breaching party’s satisfaction within such notice period.

Sales and Marketing

Our customer acquisition strategy encompasses a multi-faceted approach. Our sales approach involves the deployment of an internal talented team of inside sales representatives who collaborates closely with strategically positioned field sales personnel covering various states and territories in the U.S. and participate in key trade shows and industry events through exhibitions and sponsorships besides reaching out through digital platforms such as emails, LinkedIn, and cold calling.

In terms of marketing, we create various types of content such as blog articles, social media posts, whitepapers, and help center materials, which we publish through our website where we employ SEO on our website, ensures that potential clients can easily discover our offerings and reach us for software demonstration. Additionally, we distribute these materials through email newsletters and advertise to potential customers using our ad channels. A recent addition to our marketing strategy is the implementation of monthly webinars covering different digital marketing subjects to raise public awareness about various digital marketing topics and promote our Company’s offerings.

Technology and Development

We consider our technology and development capability to be key to the development and growth of our business. We engage in ongoing technology and development activities to meet the technological requirements of customers and maintain our cutting-edge technological capabilities in the digital advertising and marketing spaces. As of December 31, 2025, our technology and development team comprised a total of 74 employees, or approximately 73% of our total number of employees. Our technology and development expenses were approximately US$2.5 million and US$2.6 million in the year ended December 31, 2025 and 2024, respectively.

Our research and development team is led by Vice President of Product and Engineering, Mr. Abhishek Kumar. Our research and development team tracks, evaluates, and anticipates the latest industry developments and customers’ needs in determining our research and development project focus and new service roadmap. We intend to expand our research and development team and continue to enhance our research and development capabilities.

Intellectual Property

We rely on trademarks, patents, trade secrets and know-how, as well as contractual restrictions on information disclosure to protect our intellectual property rights and to maintain our technological advantages in our business operations.

As of June 30, 2026, we held one granted patent in the U.S. and registered 15 domain names and four trademarks in the U.S., Singapore and the People’s Republic of China.

We believe the protection of our trademarks, copyrights, domain names, trade secrets, patents and other proprietary rights is critical to our business, and we protect our intellectual property rights through a combination of trademark, copyright and trade secret protection laws in Singapore, the United States and other jurisdictions where we operate, as well as through confidentiality agreements and procedures with our employees, customers and suppliers.

While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. See “Item 3 – D. Risk Factors – Risks Related to Our Business and Industry – We may not be able to protect our intellectual property rights.” We may also be subject to legal proceedings and claims from time to time relating to the intellectual property of others. See “Item 3 – D. Risk Factors – Risks Related to Our Business and Industry – We are subject to risks related to litigation, including intellectual property infringement claims, consumer protection actions and regulatory disputes.”

Insurance

Our insurance primarily consists of business owner insurance covering property and equipment liability, commercial general liability and medical expenses for staff and cyber insurance. See “Item 3 – D. Risk Factors – Risks Related to Our Business and Industry – We may not have sufficient insurance to protect ourselves against substantial losses” for more details.

Legal Proceedings

We are currently not involved in litigation that we believe will have a materially adverse effect on our financial condition or results of operations. Other than as disclosed in Note 16 to our consolidated financial statements, there is no action, suit, proceeding, inquiry, or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to our knowledge threatened against or affecting, our company, any of our subsidiaries or their directors or officers or directors, in which an adverse decision is expected to have a material adverse effect.

Regulations

Singapore

Employment Act 1968

The Employment Act 1968 of Singapore (the “Employment Act”) governs matters such as public holiday and sick leave entitlements, minimum days of annual leave, payment of salary and allowable deductions and release for wrongful dismissal, and also governs, among other things, working hours, overtime, rest days, holidays, payment of retrenchment benefit, priority of retirement benefit, annual wage supplements and other conditions of work or service.

Central Provident Fund Act 1953

The Central Provident Fund (“CPF”) system is a mandatory social security savings scheme funded by contributions from employers and employees, pursuant to which an employer is obliged to make CPF contributions for all employees who are Singapore citizens or permanent residents who are employed in Singapore by an employer, with limited exemptions.

Intellectual Property Rights

The protection of industrial designs is provided for under the Registered Designs Act 2000 of Singapore. Inventions are protected in Singapore under the Patents Act 1994 of Singapore and may be registered either through a domestic application filed with the Registry of Patents within the Intellectual Property Office of Singapore (the “IPOS”) or an international application filed in accordance with the Patent Cooperation Treaty, with the Registry of Patents acting as the receiving office for the application. Trademarks may be protected both under the Trade Marks Act 1998 of Singapore (the “TMA”) and under common law. These two systems are independent of each other. Protection under the TMA is conditional upon registration of the trademark with the Registry of Trade Marks within the IPOS.

Regulations on Safety and Health of Our Employees

The Workplace Safety and Health Act 2006 of Singapore (the “WSHA”) is the principal legislation governing the safety, health and welfare of persons at work in workplaces. Among other things, the WSHA imposes a duty on every employer and every principal (which would include us) to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of its employees and any contractor, any direct or indirect subcontractor, and any employee employed by such contractor or subcontractor, when at work.

The general penalties for non-compliance with the WSHA include the imposition of fines up to S$500,000 in the case of a body corporate. Further or other penalties may apply in the case of repeat offenses or specific offenses under the WSHA or its subsidiary legislation.

Personal Data Protection Act 2012

The Personal Data Protection Act 2012 of Singapore (“PDPA”) governs the collection, use and disclosure of the personal data of individuals by organizations, and is administered and enforced by the regulator, the Personal Data Protection Commission. It sets out, among other things, the following nine data protection obligations which all organizations are required to comply with when undertaking activities relating to the collection, use or disclosure of personal data.

(i)	Consent Obligation. An organization must obtain the consent of the individual before collecting, using, or disclosing his personal data for any purpose.

(ii)	Purpose Limitation Obligation. An organization may collect, use, or disclose personal data about an individual only for purposes that a reasonable person would consider appropriate in the circumstances and, if applicable, have been notified to the individual concerned.

(iii)	Notification Obligation. An organization must notify the individual of the purpose(s) for which it intends to collect, use, or disclose the individual’s personal data on or before such collection, use or disclosure of the personal data.

(iv)	Access and Correction Obligations. An organization must, upon request, (i) provide an individual with his or her personal data in the possession or under the control of the organization and information about the ways in which the personal data may have been used or disclosed during the past year; and (ii) correct an error or omission in an individual’s personal data that is in the possession or under the control of the organization.

(v)	Accuracy Obligation. An organization must make a reasonable effort to ensure that personal data collected by or on behalf of the organization is accurate and complete if the personal data is likely to be used by the organization to make a decision that affects the individual concerned or disclosed by the organization to another organization.
(vi)	Protection Obligation. An organization must protect personal data in its possession or under its control by making reasonable security arrangements to prevent unauthorized access, collection, use, disclosure, copying, modification, disposal or similar risks.
(vii)	Retention Limitation Obligation. An organization must cease to retain documents containing personal data or remove the means by which the personal data can be associated with particular individuals as soon as it is reasonable to assume that (i) the purpose for which the personal data was collected is no longer being served by retention of the personal data, and (ii) retention is no longer necessary for legal or business purposes.
(viii)	Transfer Limitation Obligation. An organization must not transfer personal data to a country or territory outside Singapore except in accordance with the requirements prescribed under the Personal Data Protection Act 2012.
(ix)	Openness Obligation. An organization must implement the necessary policies and procedures to meet its obligations under the Personal Data Protection Act 2012 and shall make information about its policies and procedures publicly available.

The PDPA generally requires organizations to provide notification and obtain consents prior to the collection, use, or disclosure of personal data (being data, whether true or not, about an individual who can be identified from that data or other accessible information), and to provide individuals with the right to access and correct their own personal data. Organizations have mandatory obligations to assess data breaches they suffer, and to notify the Personal Data Protection Commission and where applicable, the relevant individuals where the data breach is (or is likely to be) of a significant scale or resulting in (or is likely to result in) significant harm to individuals. Other obligations include accountability, protection, retention, and requirements around the overseas transfers of personal data.

In addition, Do-Not-Call (“DNC”) requirements require organizations to check “Do-Not-Call” registries prior to sending marketing messages addressed to Singapore telephone numbers, through voice calls, fax, or text messages, unless clear and unambiguous consent to such marketing was obtained from the individual.

The PDPC may impose sanctions in connection with the improper collection, use and disclosure of personal data and certain failures to comply with the PDPA, including the DNC requirements. Organizations that contravene provisions of the PDPA may be liable for a financial penalty of up to S$1,000,000, or if the annual local turnover of the organization exceeds S$10,000,000, 10% of the organization’s annual local turnover and / or imprisonment.

Regulations on Anti-money Laundering and Prevention of Terrorism Financing

The primary anti-money laundering legislation in Singapore is the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 (“CDSA”) provides for the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. Generally, the CDSA criminalizes the concealment or transfer of the benefits of criminal conduct, as well as the knowing assistance in the retention of such benefits.

The Terrorism (Suppression of Financing) Act 2002 (“TSOFA”) is the primary legislation for the combating of terrorism financing. It was enacted to give effect to the International Convention for the Suppression of the Financing of Terrorism. Besides criminalizing the laundering of proceeds derived from drug dealing and other serious crimes and terrorism financing, the CDSA and the TSOFA also require suspicious transactions to be duly disclosed for the purpose of reporting to the Suspicious Transaction Reporting Office and failure to do so is an offense.

In addition, financial institutions, non-financial institutions, and individuals in Singapore are required to comply with financial sanction requirements in relation to individuals and entities designated by the United Nations.

c.	Organizational Structure

The following chart illustrates our organizational structure and material subsidiaries as of June 30, 2026.

D.	Property, Plant and Equipment

As of June 30, 2026, we do not own any property. We lease four offices in the jurisdictions where we operate for the purposes of business operation with a total gross floor area of approximately 6,140 square feet, the details of which are set out below. Several of these offices are co-working spaces where we lease a private office space.

Country/Region	Address	Gross Floor Area (Square Feet)
United States	1159 Sonora Court, Suite 205, Sunnyvale, CA 94086	248
Singapore	21 Merchant Road, #04-01 Singapore 058267	124
Vietnam	Level 1, Kicotrans Building, 46 Bach Dang, Ward 2, Tan Binh District, Ho Chi Minh City	2,368
India	601 A, Pentagon P4, Magarpatta City, Pune 411028, Maharashtra	3,400

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of many factors, including those factors set forth in the sections titled “Item 3. Key Information—D. Risk Factors” and “Forward-Looking Statements. This section generally discusses the results of our operations for the year ended December 31, 2025 compared to the year ended December 31, 2024. For a discussion of the year ended December 31, 2024 compared to the year ended December 31, 2023, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Registration Statement, which discussion is incorporated herein by reference.

A.	Operating Results

Overview

We are a B2B technology company that provides programmatic advertising products and solutions to marketers, enabling them to streamline and automate their advertising and marketing workflows. Our flagship product, KNOREX XPO, is a self-service, enterprise-grade cloud platform that allows marketers to orchestrate omni-channel advertising across the Open Internet and Native Platforms, including search, social media, apps, websites, desktop, mobile, connected television, streaming devices and digital billboards. Leveraging our proprietary AI/ML technology, XPO automates and optimizes advertisement purchasing and campaign management processes, helping marketers improve advertising efficiency, targeting and performance.

Since our inception in Singapore in September 2009, we have expanded our operations to the United States, Vietnam, India and Malaysia, with the United States currently representing our largest market. We have made significant investments in research and development and established partnerships with leading media, data and technology partners across the United States, Europe and Asia. As of June 30, 2026, our customers, primarily advertising agencies and marketers, had used XPO to automate and optimize campaigns for over 8,759 advertiser accounts across a broad range of industry verticals, including automotive, healthcare, e-commerce, business-to-business, retail, consumer packaged goods, travel and hospitality.

We generate revenue from our advertising customers based on platform subscription and platform services on the XPO platform, managed activations and professional services, for which we receive subscription fees, a percentage of their advertising spend as they use the platform services and service fees, enabling us to grow as our customers increase their digital advertisement spending and as we integrate into new channels and platforms. Our business, financial condition, results of operations and other key performance metrics may vary from quarter to quarter due to the seasonal nature of our clients’ spending on advertising campaigns. For example, certain clients of ours tend to devote more of their advertising budgets to the fourth fiscal quarter to coincide with consumer holiday spending.

Key Factors Affecting Our Results of Operations

Our results of operations have been, and are expected to continue to be, affected by various factors, which primarily include the following:

Our Ability to Create Value for Our Customers and Generate Revenue

Creating value for our customers and generate recurring revenues from them is driven by our strong focus and experience in empowering data and technology. Our ability to provide access and aggregate data from different sources from the data marketplace, different devices and across heterogeneous channels and platforms, to enable marketers through our AI capabilities to automate and effectively harness increasingly complex, disparate data in real-time to deliver impactful advertising experience to the desired target audience segments via the right ad channels, ultimately to maximize the advertising campaigns, ROAS or fulfilment of the campaign objective are key measurements to create value for our customers. Further, our ability to help marketers to achieve efficiency and cost savings in their business operation through AI/ML-driven automation is equally important. We may lose customers if we fail to improve and enhance our platform and service offerings and performance optimization and solutions to meet our customers’ evolving needs.

Our Ability to Retain and Expand Our Customer Relationships

Our results of operations depend significantly on our ability to acquire new customers, retain existing customers and increase their usage of our XPO platform and related services. Our customers generally are not subject to long-term or exclusive obligations to use our platform and may reduce their advertising spend, shift spending to other service providers or discontinue their use of our platform with limited switching costs. We have historically derived a significant portion of our revenue from a limited number of customers, and have experienced a material reduction in business from our largest customer due to a decrease in advertising spend by one of its major clients. If we are unable to replace lost revenue from significant customers by acquiring new customers, increasing usage by existing customers or diversifying our customer base and revenue sources, our revenue, results of operations and cash flows could be materially and adversely affected.

Our Investment in Technology and Infrastructure

We have made, and will continue to make, significant investments in our platform, as well as service and infrastructure modifications to enhance user experience and expand the capabilities and scope of our platform while we scale our platform to meet increasing demand and sophistication. We expect to continue our strong priority in investing in our research and development effort and our technology capabilities and infrastructure which will provide us the differentiation in a competitive market. It will lower our margins but deliver sustaining overall long-term growth. If we fail to respond to technological change or to adequately maintain, expand, upgrade, and develop our platform, systems and infrastructure in a timely manner, our growth prospects and results of operations could be adversely affected.

Our Ability to Retain Key Management Team Members

Our management team has a long history of working together. Each executive brings with them deep, extensive business and technical expertise in digital advertising. A few of our executives are serial entrepreneurs, having co-founded and expanded several companies into various countries before successfully exiting. The varied industry experience of our management team allows us to deliver superior and differentiated products and services to our customers as the management team possesses an in-depth understanding of the pain points prevalent in the industry where they have worked with media publishers or owners, advertising agencies and brand advertisers. Our success relies on the retention and commitment of our management team and key employees, and the substantial loss of any of our key executive team members could harm our business.

Comparison of Results of Operations

Year ended December 31, 2025 compared to year ended December 31, 2024

The following tables set forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Years Ended December 31,
				Percentage
	2025	2024	Change	Change
	US$	US$	US$	%
Revenue	$6,038,542	$10,820,365	$(4,781,823)	(44.2)
Cost of revenue	(3,093,432)	(6,298,166)	3,204,734	50.9
Gross profit	2,945,110	4,522,199	(1,577,089)	(34.9)
Platform operations expenses	(2,630,019)	(2,758,292)	128,273	4.7
Sales and marketing expenses	(2,411,277)	(2,979,014)	567,737	19.1
Technology and development expenses	(2,476,724)	(2,608,355)	131,631	5.0
General and administrative expenses	(4,817,540)	(1,684,706)	(3,132,834)	(186.0)
Loss from operations	(9,390,450)	(5,508,168)	(3,882,282)	(70.5)
Total other expense, net	(2,051,108)	(317,220)	(1,733,888)	(546.6)
Loss before income taxes	(11,441,558)	(5,825,388)	(5,616,170)	(96.4)
Provision for income taxes	(103,616)	(58,223)	(45,393)	(78.0)
Net loss	(11,545,174)	(5,883,611)	(5,661,563)	(96.2)
Less: Net income attributable to noncontrolling interest	(1,316)	(540)	(776)	(143.7)
Net loss attributable to KNOREX Ltd.	$(11,546,490)	$(5,884,151)	$(5,662,339)	(96.2)

Revenue

For the years ended December 31, 2025 and 2024, we derived our revenue primarily from platform subscription fees, platform services fees, managed activations and professional services.

The following tables set forth the breakdown of our revenue by service lines for the periods indicated:

	For the Years Ended December 31,
	2025	2024
	US$	US$
Revenue:
Platform subscription fee	$2,626,572	$4,408,157
Platform services fees	3,310,716	6,233,241
Managed activations and professional services	101,254	178,967
Total	$6,038,542	$10,820,365

The following tables set forth the breakdown of our revenue by regions for the periods indicated:

	For the Years Ended December 31,
	2025	2024
	US$	US$
Revenue:
U.S. operation	$5,000,611	$10,422,293
International operation	1,037,931	398,072
Total	$6,038,542	$10,820,365

Our revenue decreased by 44.2%, from approximately US$10.8 million for the year ended December 31, 2024 to approximately US$6.0 million for the year ended December 31, 2025. This decline was primarily driven by a decrease of approximately US$5.4 million in revenue from our U.S. operations, which declined from approximately US$10.4 million in 2024 to approximately US$5.0 million in 2025, partially offset by an increase of approximately US$0.6 million in revenue from our international operations, which grew from approximately US$0.4 million in 2024 to approximately US$1.0 million in 2025. The decline in U.S. revenue was primarily attributable to reduced customer demand, in particular from our largest customer, resulting from new U.S. import tariffs imposed on our customers’ end-clients, which adversely affected their operations and advertising expenditures.

Key Operating Data

The table below sets forth our selected operating data for the periods indicated:

	For the Years Ended December 31,
	2025	2024
Number of customers(1)	26	37
Average revenue per customer (US$)(2)	232,252	292,187
Revenue from self-serve (includes add-ons) (%)	98.3	98.3
Revenue from managed activations and professional services (%)	1.7	1.7

Notes:

(1)	“Customer” refers to any entity that enters into a contract with us, typically an advertising agency or a corporate entity. To be classified as a Customer, the party must have a cumulative contract value exceeding US$3,000 between January 1 and December 31 of the respective year. The advertiser (defined as the Customer’s client) is the end user or ultimate buyer of the advertisement.

(2)	“Average revenue per customer” is calculated as the total revenue for the year divided by the total number of customers for the same year. Our management uses this metric as a measure to assess the overall progress and direction of our business, as well as to select and pursue customers who can keep pace with our growth.

Revenue from self-serve refers to the portion of XPO revenue generated through customer activations, onboarding, and usage that occur without significant involvement from sales, customer success, or implementation teams. Customers are able to operate and expand their usage independently through product-led workflows and automated systems.

This operating metric is important because it reflects the scalability, efficiency, and product maturity of the XPO platform. Higher self-serve revenue generally indicates that customers can realize value quickly with minimal operational support, reducing customer servicing costs while enabling faster growth. Compared to managed activations, self-serve activations are typically associated with lower dependency on internal resources, improved gross margins, and greater ability to scale across customer segments and geographies. While managed activations remain important for complex or strategic accounts, self-serve revenue is generally viewed as a favorable indicator of operational leverage, automation effectiveness, and long-term sustainable growth.

As a number of our key customers’ end-clients operate in the automotive sector and have been adversely affected by U.S. import tariffs, customer demand has slowed. As a result, for the year ended December 31, 2025, our customer count declined by approximately 29.7%, from 37 customers for the year ended December 31, 2024, to 26 customers for the year ended December 31, 2025. In addition, average revenue per customer decreased by approximately 20.5%, from US$292,187 to US$232,252 over the same period.

Cost of Revenue

Our cost of revenue is primarily the cost to acquire advertisement media sources, advertisement data sources and advertisement related technology features.

Our cost of revenue decreased by 50.9%, from approximately US$6.3 million for the year ended December 31, 2024 to approximately US$3.1 million for the year ended December 31, 2025, primarily due to a decrease in the purchase and usage of advertisement media sources, advertisement data sources and advertisement-related technology features, consistent with the decrease in revenue from our platform subscriptions and services.

Gross profit and gross profit margin

We recorded a gross profit of approximately US$2.9 million for the year ended December 31, 2025, as compared to approximately US$4.5 million for the year ended December 31, 2024, consistent with the decrease in revenue from our platform subscriptions and services.

Our gross profit margin is primarily determined by the type of platform subscriptions and services utilized by our customers. For the year ended December 31, 2025, a greater proportion of customers utilized our higher-margin platform subscription and service offerings, including data and AI-driven automation features. As a result, our gross profit margin improved from 41.8% for the year ended December 31, 2024 to 48.8% for the year ended December 31, 2025.

Operating Expenses

Our operating expenses include sales and marketing expenses, platform operations expenses, technology and development expenses, general and administrative expenses, and amortization expenses. We allocate overhead costs such as information technology infrastructure, rent and occupancy charges based on headcount for all these categories.

The following tables set forth components of our operating expenses for the periods indicated:

	For the Years Ended December 31,
	2025		2024
	US$	%	US$	%
Platform operations expenses	$2,630,019	21.3	$2,758,292	27.5
Sales and marketing expenses	2,411,277	19.5	2,979,014	29.7
Technology and development expenses	2,476,724	20.1	2,608,355	26.0
General and administrative expenses	4,817,540	39.1	1,684,706	16.8
Total	$12,335,560	100.0	$10,030,367	100.0

Our total operating expenses increased by 23.0%, from approximately US$10.0 million for the year ended December 31, 2024 to approximately US$12.3 million for the year ended December 31, 2025, primarily due to an increase of approximately US$3.1 million in general and administrative expenses, partially offset by a decrease of approximately US$0.1 million in platform operations expenses, a decrease of approximately US$0.6 million in sales and marketing expenses, and a decrease of approximately US$0.1 million in technology and development expenses.

Platform operations expenses. Platform operations expenses primarily consist of expenses related to hosting our XPO platform, including hosting costs, data-related costs, IT systems and privacy certifications and audits, and personnel costs comprising salaries and other compensation-related expenses attributable to personnel who support the platform and provide clients with platform support. Our platform operations expenses decreased by 4.7%, from approximately US$2.8 million for the year ended December 31, 2024 to approximately US$2.6 million for the year ended December 31, 2025, primarily due to a decrease of approximately US$0.1 million in data service expenses related to the Company’s platform operations and a decrease of approximately US$34,000 in infrastructure costs as a result of implementing our cost optimization plan. Our platform operations expenses as a percentage of revenue were 43.6% for the year ended December 31, 2025, as compared to 25.5% for the year ended December 31, 2024 as platform operations expenses are relatively fixed, and revenue declined.

Sales and marketing expenses. Sales and marketing expenses consist primarily of personnel costs comprising salaries and other compensation-related expenses for our sales and marketing personnel, professional services costs, and facility-related costs associated with advertising, product management, promotional materials, public relations, and other sales and marketing programs. Our sales and marketing expenses decreased by 19.1%, from approximately US$3.0 million for the year ended December 31, 2024 to approximately US$2.4 million for the year ended December 31, 2025, primarily due to a decrease of approximately US$0.5 million in staff commissions and insurance costs for our sales and marketing personnel as we increased our use of AI tools to drive efficiency in our sales and marketing activities. Our sales and marketing expenses as a percentage of revenue were 39.9% for the year ended December 31, 2025, as compared to 27.5% for the year ended December 31, 2024.

Technology and development expenses. Technology and development expenses consist primarily of personnel costs comprising salaries and other compensation-related expenses for the Company’s technology and development personnel engaged in the ongoing development and maintenance of the Company’s platform, professional services costs, facility-related costs, and costs related to research and product development. Technology and development costs are expensed as incurred, except to the extent that such costs are associated with software development that qualifies for capitalization in accordance with ASC 350-40, Internal-Use Software (“ASC 350-40”), which requires the capitalization of certain costs incurred only during the application development stage. The Company periodically evaluates research and development costs that may be eligible for capitalization. Our technology and development expenses decreased by 5.0%, from approximately US$2.6 million for the year ended December 31, 2024 to approximately US$2.5 million for the year ended December 31, 2025, primarily due to a decrease of approximately US$0.1 million in staff salaries as we moderated our headcount and compensation levels relative to the prior year. Our technology and development expenses as a percentage of revenue were 41.0% for the year ended December 31, 2025, as compared to 24.1% for the year ended December 31, 2024.

General and administrative expenses. General and administrative expenses consist primarily of personnel costs comprising salaries and other compensation-related expenses for executive management, finance, accounting, human resources, legal, compliance, and other administrative functions, as well as professional services costs and other facility-related costs. Our general and administrative expenses increased by 186.0%, from approximately US$1.7 million for the year ended December 31, 2024 to approximately US$4.8 million for the year ended December 31, 2025, primarily driven by an increase of approximately US$1.5 million in connection with post-IPO fundraising activities, approximately US$1.3 million in directors’ remuneration, consultancy fees, legal fees, and financial and statutory audit fees driven by the completion of our initial public offering in September 2025 and an increase of approximately US$0.3 million in administrative and compliance costs as a public company. Our general and administrative expenses as a percentage of revenue were 79.8% for the year ended December 31, 2025, as compared to 15.6% for the year ended December 31, 2024.

Other Expense, Net

The following table sets forth the breakdown of our other expense, net, for the periods indicated:

	For the Year Ended December 31,
	2025	2024	Change
	US$	US$	US$
Interest expense	(1,965,445)	(317,727)	(1,647,718)
Amortization of discount on debt instrument	(218,805)	(28,519)	(190,286)
Foreign exchange (loss) gain	(7,302)	(53,095)	45,793
Other income, net	140,444	82,121	58,323
Total expense, net	(2,051,108)	(317,220)	(1,733,888)

●	Interest expense, net. Our interest expense increased by 518.6% from approximately US$0.3 million for the year ended December 31, 2024 to approximately US$2.0 million for the year ended December 31, 2025, primarily due to the increase in our short-term loans from third parties and convertible notes.

●	Amortization of discount on debt instrument. Our amortization of discounts on debt instruments increased by 667.2% from approximately US$29,000 for the year ended December 31, 2024 to approximately US$0.2 million for the year ended December 31, 2025, primarily due to the increase in the fair value of warrants issued in connection with our debt instrument which we amortized the discount over the term of our debt instrument.

●	Foreign exchange (loss) gain. Our foreign exchange loss was approximately US$53,000 for the year ended December 31, 2024, and our foreign exchange loss was approximately US$7,000 for the year ended December 31, 2025. The decrease in loss was primarily a result of the exchange rate fluctuation between the dates of the transaction and the balance sheet date with transactions denominated in currencies other than our or our subsidiaries’ functional currency.

●	Other income, net. Our other income increased from approximately US$82,000 for the year ended December 31, 2024 to approximately US$140,000 for the year ended December 31, 2025, primarily due to the increase in government grants we received.

Provision for Income Taxes

Our provision for income taxes increased from approximately US$58,000 for the year ended December 31, 2024 to approximately US$0.1 million for the year ended December 31, 2025, primarily as a result of an increase in net income before tax from our profitable subsidiaries for the year ended December 31, 2025 as compared to the same period in 2024.

Net Loss

As a result of the foregoing, our net loss was approximately US$11.5 million for the year ended December 31, 2025, as compared to approximately US$5.9 million for the year ended December 31, 2024.

Comparison of Results of Operations

Year ended December 31, 2024 compared to year ended December 31, 2023

The following tables set forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Years Ended December 31,
				Percentage
	2024	2023	Change	Change
	US$	US$	US$	%
Revenue	$10,820,365	$8,725,816	$2,094,549	24.0
Cost of revenue	6,298,166	5,496,119	802,047	14.6
Gross profit	4,522,199	3,229,697	1,292,502	40.0
Platform operations expenses	(2,758,292)	(3,598,134)	(839,842)	(23.3)
Sales and marketing expenses	(2,979,014)	(3,306,652)	(327,638)	(9.9)
Technology and development expenses	(2,608,355)	(2,049,444)	558,911	27.3
General and administrative expenses	(1,684,706)	(2,233,762)	(549,056)	(24.6)
Loss from operations	(5,508,168)	(7,958,295)	(2,450,127)	(30.8)
Total other (expense) income, net	(317,220)	26,762	(343,982)	(1,285.3)
Loss before income taxes	(5,825,388)	(7,931,533)	(2,106,145)	(26.6)
Provision for income taxes	(58,223)	(33,239)	24,984	75.2
Net loss	(5,883,611)	(7,964,772)	(2,081,161)	(26.1)
Less: Net (income) loss attributable to noncontrolling interest	(540)	3,248	(3,788)	(116.6)
Net loss attributable to KNOREX Ltd.	$(5,884,151)	$(7,961,524)	$2,077,373	(26.1)

Revenue

For the years ended December 31, 2024 and 2023, we derived our revenue primarily from platform subscription fees, platform services fees, managed activations and professional services.

The following tables set forth the breakdown of our revenue by service lines for the periods indicated:

	For the Years Ended December 31,
	2024	2023
	US$	US$
Revenue:
Platform subscription fee	$4,408,157	$3,167,832
Platform services fees	6,233,241	5,244,360
Managed activations and professional services	178,967	313,624
Total	$10,820,365	$8,725,816

The following tables set forth the breakdown of our revenue by regions for the periods indicated:

	For the Years Ended December 31,
	2024	2023
	US$	US$
Revenue:
U.S. operation	$10,422,293	$8,446,459
International operation	398,072	279,357
Total	$10,820,365	$8,725,816

Our revenue increased by 24.0%, from US$8.7 million for the year ended December 31, 2023 to US$10.8 million for the year ended December 31, 2024, primarily due to an increase of US$2.0 million in revenue generated from our U.S. operations, from US$8.4 million in 2023 to US$10.4 million in 2024, as well as an increase of approximately US$0.1 million in revenue generated from our international operations, from approximately US$0.3 million in 2023 to approximately US$0.4 million in 2024, reflecting our continued focus on the U.S. market since 2020 and our ongoing efforts to sharpen our focus on prospects and customers who fit our Ideal Customer Profile (“ICP”).

The increase in our U.S. revenues was primarily attributable to increased demand and strong adoption of our platform in the U.S. market, which is our key market of focus, while we continued to streamline our customer base in terms of alignment with our ICP. Our data indicates that customers fitting our ICP significantly increased their usage and advertising spending on our platform, resulting in higher revenue. Additionally, such customers expanded their usage of our platform services through upselling.

As we retained and acquired more customers fitting our ICP, such customers committed to longer contract terms and made more extensive use of our XPO platform. Since 2023, we intensified our focus on serving ICP-matching customers, resulting in a more targeted customer base. Customer count was 29 as of December 31, 2023, increasing to 37 as of December 31, 2024. Average revenue per customer was US$300,890 and US$292,187 for the years ended December 31, 2023, and 2024, respectively. This initiative enabled us to better allocate our resources while strengthening our engagement with customers. We also expanded our customer base across diversified industry sectors, including automotive, healthcare, e-commerce, business-to-business, retail, consumer packaged goods, travel, and hospitality.

Subsequent to December 31, 2024, we experienced a material reduction in revenue beginning in February 2025 in connection with our largest customer. The reduction in volume was attributable to the impact of new U.S. import tariffs on one of this customer’s clients, rather than customer dissatisfaction, which led that client to reduce its marketing spend, thereby reducing the business our largest customer conducted with us. As a result, our revenue for the six-month period in 2025 declined by approximately 50% compared to the same period in 2024. We are working closely with our largest customer to expand engagement with their other clients and are actively pursuing new ICP-matching customers and revenue sources. Concentrating on ICP-matching customers reduces costs and improves operational efficiency through better forecasting and planning. However, there can be no assurance that these efforts will offset the loss of business in the near term.

The table below sets forth our selected operating data for the periods indicated:

	For the Years Ended December 31,
	2024	2023
Number of customers(1)	37	29
Average revenue per customer (US$)(2)	292,187	300,890
Revenue from self-serve (includes add-ons) (%)	98.3	96.4
Revenue from managed activations and professional services (%)	1.7	3.6

Notes:

(1)	“Customer” refers to any entity that enters into a contract with us, typically an advertising agency or a corporate entity. To be classified as a Customer, the party must have a cumulative contract value exceeding US$3,000 between January 1 and December 31 of the respective year. The advertiser (defined as the Customer’s client) is the end user or ultimate buyer of the advertisement.

(2)	Average revenue per customer is calculated as the total revenue for the year divided by the total number of customers for the same year. Our management use this metric as a measure to assess the overall progress and direction of our business, as well as to select and pursue customers who can keep pace with our growth.

Cost of Revenue

Our cost of revenue is primarily the cost to acquire advertising media sources, advertising data sources and advertisement related technology features.

Our cost of revenue increased by 14.6%, from US$5.5 million for the year ended December 31, 2023 to US$6.3 million for the year ended December 31, 2024, primarily due to an increase in the purchase and usage of advertisement media sources, advertisement data sources and advertisement-related technology features, consistent with the increase in revenue from our platform services.

Gross Profit

Our gross profit and gross profit margin are primarily affected by our platform services as we scale. In 2024, overall platform utilization increased and a greater number of customers began utilizing our other platform service offerings, including data and technology features. We expect gross profit to continue to improve as we scale. As a result of the foregoing, we recorded a gross profit of US$4.5 million for the year ended December 31, 2024, as compared to US$3.2 million for the year ended December 31, 2023.

Operating Expenses

Our operating expenses include sales and marketing expenses, platform operations expenses, technology and development expenses, general and administrative expenses, and amortization expenses. We allocate overhead costs such as information technology infrastructure, rent and occupancy charges based on headcount for all these categories.

Our total operating expenses decreased by 10.3%, from US$11.2 million for the year ended December 31, 2023 to US$10.0 million for the year ended December 31, 2024, primarily due to a decrease of US$0.8 million in platform operations expenses, a decrease of US$0.3 million in sales and marketing expenses, and a decrease of approximately US$0.5 million in general and administrative expenses, partially offset by an increase of approximately US$0.6 million in technology and development expenses as we optimized our spending.

The following tables set forth components of our operating expenses for the periods indicated:

	For the Years Ended December 31,
	2024		2023
	US$	%	US$	%
Platform operations expenses	$2,758,292	27.5	$3,598,134	32.2
Sales and marketing expenses	2,979,014	29.7	3,306,652	29.5
Technology and development expenses	2,608,355	26.0	2,049,444	18.3
General and administrative expenses	1,684,706	16.8	2,233,762	20.0
Total	$10,030,367	100.0	$11,187,992	100.0

Platform operations expenses. Platform operations expenses primarily consist of expenses related to hosting our XPO platform, including hosting costs, data-related costs, IT systems and privacy certifications and audits, and personnel costs comprising salaries and other compensation-related expenses attributable to personnel who support the platform and provide clients with platform support. Our platform operations expenses decreased by 23.3%, from US$3.6 million for the year ended December 31, 2023, to US$2.8 million for the year ended December 31, 2024, primarily due to a decrease of US$0.5 million in infrastructure costs as a result of implementing our cost optimization plan. Our platform operations expenses as a percentage of revenue were 25.5% for the year ended December 31, 2024, as compared to 41.2% for the year ended December 31, 2023.

Sales and marketing expenses. Sales and marketing expenses consist primarily of personnel costs comprising salaries and other compensation-related expenses for our sales and marketing personnel, professional services costs, and facility-related costs associated with advertising, product management, promotional materials, public relations, and other sales and marketing programs. Our sales and marketing expenses decreased by 9.9%, from US$3.3 million for the year ended December 31, 2023 to US$3.0 million for the year ended December 31, 2024, primarily due to a decrease of approximately US$0.3 million in staff commissions and insurance costs for our sales and marketing personnel as we cultivated a hybrid team of in-house and external partners for sales and marketing activities. Our sales and marketing expenses as a percentage of revenue were 27.5% for the year ended December 31, 2024, as compared to 37.9% for the year ended December 31, 2023.

Technology and development expenses. Technology and development expenses consist primarily of personnel costs comprising salaries and other compensation-related expenses for the Company’s technology and development personnel engaged in the ongoing development and maintenance of the Company’s platform, professional services costs, facility-related costs, and costs related to research and product development. Technology and development costs are expensed as incurred, except to the extent that such costs are associated with software development that qualifies for capitalization in accordance with ASC 350-40, Internal-Use Software (“ASC 350-40”), which requires the capitalization of certain costs incurred only during the application development stage. The Company periodically evaluates research and development costs that may be eligible for capitalization. Our technology and development expenses increased by 27.3%, from US$2.0 million for the year ended December 31, 2023 to US$2.6 million for the year ended December 31, 2024, primarily due to an increase in amortization expenses of capitalized software development costs of approximately US$0.2 million as we continued to increase our technology and development personnel costs to upgrade and enhance the functionality of our XPO platform. Our technology and development expenses as a percentage of revenue were 24.1% for the year ended December 31, 2024, as compared to 23.5% for the year ended December 31, 2023.

General and administrative expenses. General and administrative expenses consist primarily of personnel costs comprising salaries and other compensation-related expenses for executive management, finance, accounting, human resources, legal, compliance, and other administrative functions, as well as professional services costs and other facility-related costs. Our general and administrative expenses decreased by 24.6%, from US$2.2 million for the year ended December 31, 2023, to US$1.7 million for the year ended December 31, 2024, primarily driven by a decrease of approximately US$0.7 million in consultancy and professional fees, reflecting the nearing completion of our initial public offering and a corresponding reduction in the volume of professional services required. Our general and administrative expenses as a percentage of revenue were 15.6% for the year ended December 31, 2024, as compared to 25.6% for the year ended December 31, 2023.

Other Expense, Net

The following table sets forth the breakdown of our other expense, net, for the periods indicated:

	For the Year Ended December 31,
	2024	2023	Change
	US$	US$	US$
Interest expense	(317,727)	(135,522)	(182,205)
Amortization of discount on debt instrument	(28,519)	(28,376)	(143)
Foreign exchange (loss) gain	(53,095)	47,252	(100,347)
Other income, net	82,121	143,408	(61,287)
Total other income (expense), net	(317,220)	26,762	(343,982)

●	Interest expense, net. Our interest expense increased by 134.4% from approximately US$136,000 for the year ended December 31, 2023 to approximately US$318,000 for the year ended December 31, 2024, primarily due to the decrease in our long-term bank loans and convertible notes.

●	Amortization of discount on debt instrument. Our amortization of discount on debt instrument increased by 0.5% from approximately US$28,000 for the year ended December 31, 2023 to approximately US$29,000 for the year ended December 31, 2024, primarily due to the decrease in the fair value of warrants issued in connection with our debt instrument which we amortized the discount over the term of our debt instrument.

●	Foreign exchange (loss) gain. Our foreign exchange gain was approximately US$47,000 for the year ended December 31, 2023, and our foreign exchange loss was approximately US$(53,000) for the year ended December 31, 2024. The increase in loss in which was primarily a result of the exchange rate fluctuation between the dates of the transaction and the balance sheet date with transactions denominated in currencies other than our or our subsidiaries’ functional currency.

●	Other income, net. Our other income decreased from approximately US$143,000 for the year ended December 31, 2023 to approximately US$82,000 for the year ended December 31, 2024, primarily due to the decrease in government grant we received.

Provision for Income Taxes

Our provision for income taxes increased from US$33,239 for the year ended December 31, 2023 to approximately US$58,223 for the year ended December 31, 2024, primarily as a result of an increase in net income before tax from our profitable subsidiaries in 2024 as compared to the same period in 2023.

Net Loss

As a result of the foregoing, our net loss was US$5.9 million for the year ended December 31, 2024, as compared to US$8.0 million for the year ended December 31, 2023.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation, and there is no inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

United States

Our operating subsidiary in the U.S., KNOREX Inc., which was incorporated in the State of Delaware and holds its operation in the State of California, is subject to federal income tax rate of 21% and California income tax rate of 8.84%.

Singapore

KNOREX SG was incorporated in Singapore and is subject to Singapore income tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws.

Corporate income tax

A Singapore tax resident corporate taxpayer is subject to Singapore income tax on:

●	income accrued in or derived from Singapore; and

●	foreign sourced income received or deemed received in Singapore, unless otherwise exempted.

Foreign income in the form of branch profits, dividends, and service fee income, or specified foreign income, received or deemed received in Singapore by a Singapore tax resident corporate taxpayer on or after June 1, 2003, are exempted from Singapore tax subject to meeting the qualifying conditions.

A non-Singapore tax resident corporate taxpayer, subject to certain exceptions, is subject to Singapore income tax on income accrued in or derived from Singapore, and on foreign income received or deemed received in Singapore.

A company is regarded as a tax resident in Singapore if the control and management of the company’s business is exercised in Singapore. Control and management are defined as the making of decisions on strategic matters, such as those concerning the company’s policy and strategy. In general, control and management of the company is vested in its board of directors and therefore if the board of directors meets and conducts the company’s business in Singapore, the company will be regarded as a tax resident in Singapore.

The corporate tax rate in Singapore is 17.0% with effect from the year of assessment 2010, after allowing partial tax exemption on the first S$300,000 of a company’s chargeable income as follows:

●	75.0% of up to the first S$10,000 of a company’s chargeable income (excluding Singapore franked dividends); and

●	50.0% of up to the next S$290,000 of a company’s chargeable income (excluding Singapore franked dividends).

With effect from the year of assessment 2020, the partial tax exemption scheme will be limited to the first S$200,000 (instead of S$300,000) of the normal chargeable income –75.0% of the first S$10,000 and 50.0% of the next S$190,000.

Goods and services tax

The Goods and Services Tax, or GST, in Singapore is a consumption tax that is levied on the import of goods into Singapore, as well as nearly all supplies of goods and services in Singapore at a prevailing rate of 9.0%. This rate was raised from 8.0% to 9.0% with effect from January 1, 2024.

Other Jurisdictions Where We Operate

Our subsidiaries with operations in other jurisdictions including Vietnam, India, and Malaysia are insignificant to our operations for the years ended December 31, 2025, 2024 and 2023.

Non-GAAP Financial Measures and Key Performance Metrics

In this annual report, we have included Adjusted EBITDA, Adjusted EBITDA Margin, Gross Margin and Gross Profit, a few key non-GAAP financial measures used by our management and board of directors in evaluating our operating performance and making strategic decisions regarding capital allocation. Gross Profit is defined as gross revenue less cost of sales. Gross Margin is defined as Gross Profit as a percentage of revenue. Adjusted EBITDA is a non-GAAP financial measure defined as loss for the year plus depreciation and amortization, interest income, finance costs, income tax expenses/(credit), impairments of assets, equity-settled share option and share-based payment expenses, other long-term employee benefits expense/(credit), non-recurring costs related to strategic exercises, employee severance expenses, transaction expenses, changes in the fair value of financial instruments, non-recurring legal fees, gain on derecognition of convertible loan and bridge loan and unrealized foreign exchange differences. Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of revenue. We believe that these measures provide investors with greater comparability of our operating performance without the effects of unusual, non-repeating or non-cash adjustments.

Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under US GAAP. Some of these limitations are:

●	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect changes in, or cash requirements for, our working capital needs;

●	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any expenses related to the Business Combination; and

●	Other companies, including companies in our industry, may calculate Adjusted EBITDA or Adjusted EBITDA Margin differently, which reduces their usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, operating profit and other US GAAP results.

The following table shows our non-GAAP financial measures for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2025	2024	2023
	(US$ in thousands)
Net Loss	(11,545)	(5,883)	(7,964)
Provision for Income Taxes	104	58	33
Interest Expense, net	1,965	317	135
Amortization of Discount on Debt Instrument	219	28	28
Amortization of Capital Software Development Costs	794	744	592
Foreign Exchange Gain/Loss	7	53	47
Other income, net	(140)	(82)	(143)
Adjusted EBITDA	(8,596)	(4,763)	(7,365)
Revenue	6,038	10,820	8,725
Gross Profit	2,945	4,522	3,229
Gross Margin	48.8%	41.8%	37.0%
Adjusted EBITDA Margin	(142.4)%	(44.0)%	(84.4)%

B.	Liquidity and Capital Resources

Our primary source of liquidity historically has been cash generated from our business operations, bank loans, proceeds from conversion price of convertible notes upon conversion into its ordinary shares, and equity financing, which have historically been sufficient to meet our working capital and capital expenditure requirements.

In March 2023, we completed equity financing through the issuance of shares for approximately US$3.7 million. In November 2023, we completed additional equity financing through the issuance of shares for approximately US$4.5 million. Between November 2023 and March 2024, we received aggregate consideration of approximately US$1.8 million from the exercise of warrants to subscribe for our ordinary shares. In April 2024, we completed our convertible notes offering and raised approximately US$1.6 million. Between July 2024 and January 2025, we further raised US$2.5 million of short-term loans from third parties and related parties. In January 2025, we received aggregate consideration of approximately US$0.2 million from the exercise of warrants to subscribe for our ordinary shares. We also expect to use net proceeds from this offering to support our working capital and capital expenditure requirements.

Between February and June 2025, we raised US$1.6 million of short-term debt financing from third parties, related parties, and existing investors, with maturities in September 2025, subsequently extended to October 2026. Two of the lenders further subscribed for approximately US$0.1 million of convertible notes. In May 2025, we also obtained an additional US$0.2 million from a business lending company.

In May 2025, we secured approximately US$1.0 million in short-term debt financing from an existing investor, maturing in September 2025, subsequently extended to October 2026, subject to a one-time interest charge of 10%. In connection with this financing, we issued 100,000 warrants to the investor, exercisable at US$2.6 per share and expiring in June 2027.

In July and September 2025, we secured an additional US$1.0 million of short-term debt financing from existing investors, with maturities in September 2025, subsequently extended to October 2026.

In September 2025, we completed our initial public offering with net proceeds of approximately US$10.8 million. In addition, management has continued to pursue a strategy to raise additional debt and equity financing.

In April 2026, we secured approximately US$2.7 million, net of issuance costs, in short-term debt financing.

As of the date of this annual report, our available cash resources amounted to approximately US$0.9 million. The minimum period of time that we expect to be able to conduct our planned operations using only currently available cash resources is approximately three months without additional cash raised from financing.

Prepayments and other current assets primarily consist of security deposits and prepayments to service providers and related parties. As of December 31, 2024, the balance for prepayments and other current assets was approximately US$0.3 million. As of December 31, 2025, this balance was approximately US$3.68 million, primarily reflecting refundable prepayments for advisory fees paid to a related party for corporate development, management, business consulting services and post-IPO fundraising activities. As of December 31, 2025 and 2024, no allowance for credit losses was recorded against prepayments and other current assets.

We had a working capital deficit of approximately US$7.7 million as of December 31, 2025. This raises substantial doubt about our ability to continue as a going concern.

To sustain our ability to support our operating activities, we considered supplementing our sources of funding through the following:

●	Equity financing through private placements or the previously announced equity line of credit facility;

●	Debt financing through issuance of convertible notes; and

●	Other available sources of financing from banks or other financial institutions.

Management has commenced a strategy to raise debt and equity. However, there can be no certainty that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there will likely be a material adverse effect on our business. All these factors raise substantial doubt about the ability of us to continue as a going concern.

The consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

Further to our ability to support our operating activities from the potential equity and debt financing as discussed above, the ability to support our operating activities is also affected by the timeliness of receiving the accounts receivable balances from our customers. Our credit term with our customers is typically 30 days. However, our days sales outstanding as of December 31, 2025 and 2024 were approximately 69 and 72 days, respectively, higher than our typical credit term. This is due to customer payment processing cycles, invoice disputes or reconciliations, enterprise procurement procedures, geographic and customer mix, timing of invoicing relative to period end, and other operational factors. We are actively addressing these issues by improving invoicing practices, improving our onboarding process, enhancing customer communication, enforcing stricter credit policies and migrating clients into prepayment whenever possible.

The following tables set forth our selected consolidated cash flow data for the periods indicated:

	For the Years Ended December 31,
	2025	2024	2023
	US$	US$	US$
Net cash used in operating activities	(10,889,163)	(5,349,494)	(5,508,254)
Net cash used in investing activities	(1,115,395)	(866,761)	(878,219)
Net cash provided by financing activities	11,453,611	5,121,663	7,848,654
Effect of exchange rate changes	(144,677)	56,539	(111,119)
Net change in cash and cash equivalents	(695,624)	(1,038,053)	1,351,062
Cash and cash equivalents, at the beginning of year	824,728	1,862,781	511,719
Cash and cash equivalents, at the end of year	129,104	824,728	1,862,781

Operating Activities

Net cash used in operating activities for the year ended December 31, 2025 was US$10.9 million, primarily reflecting a net loss of approximately US$11.5 million and an increase of approximately US$3.4 million in prepayments and other current assets including related party balances, partially offset by non-cash expenses comprising depreciation, amortization of discount on debt instrument, amortization of capitalized software development costs, and provision for credit losses of approximately US$1.1 million in aggregate; an increase of approximately US$2.0 million in other payables and accrued liabilities as a result of increased accrued payroll and professional fees; a decrease of approximately US$0.7 million in accounts receivable due to timely collections; a decrease of approximately US$0.2 million in other receivables due to the settlement of refundable deposits with third-party service providers; and an increase of approximately US$0.1 million in other payables — related parties due to increased interest accrual on related party loans and increased employee reimbursements.

Net cash used in operating activities for the year ended December 31, 2024 was US$5.4 million, primarily reflecting net loss of US$5.9 million, an increase of US$0.4 million in accounts receivable as a result of our increased sales in 2024; an increase of US$0.2 million in other receivables as a result of increased refundable deposits from third party service providers; an increase of US$0.2 million other payables – related party as we had repaid our related party in connection with the business expansion consulting services; which was offset by non-cash expenses of depreciation, amortization of discount on debt instrument, amortization of capitalized software development costs, and provision of credit losses of approximately US$1.0 million; and an increase of US$0.8 million in other payables and accrued liabilities as a result of increased accrued payroll and professional fees.

Net cash used in operating activities for the year ended December 31, 2023 was US$5.5 million, primarily reflecting a net loss of US$8.0 million and a decrease of US$0.2 million in deferred revenue, partially offset by non-cash expenses comprising depreciation, amortization of discount on debt instrument, amortization of capitalized software development costs, and provision for credit losses of approximately US$0.7 million in aggregate; an increase of US$1.0 million in accounts payable; an increase of US$0.6 million in other payables and accrued liabilities as a result of increased accrued payroll and professional fees, net of non-cash conversion of accrued interest of US$0.2 million into our ordinary shares; a decrease of US$0.1 million in accounts receivable due to timely collections; and a decrease of US$0.1 million in prepayments and other current assets as a result of decreased security deposits and prepayments to vendors.

Investing Activities

Net cash used in investing activities was approximately US$1.1 million for the year ended December 31, 2025, primarily attributable to capitalized software development costs of approximately US$0.7 million, a loan extended to a third party of approximately US$0.7 million, and purchases of office equipment of approximately US$6,000, partially offset by repayments received on the loan to such third party of approximately US$0.3 million.

Net cash used in investing activities was approximately US$867,000 for the year ended December 31, 2024, which was primarily attributable to the purchase of office equipment of approximately US$13,000 and capitalized software development costs of approximately US$0.9 million.

Net cash used in investing activities was approximately US$878,000 for the year ended December 31, 2023, primarily attributable to purchases of office equipment of approximately US$2,000 and capitalized software development costs of approximately US$0.9 million.

Financing Activities

Net cash provided by financing activities was approximately US$11.5 million for the year ended December 31, 2025, primarily attributable to proceeds from our gross initial public offering proceeds of US$12.0 million, proceeds from short-term loans from third parties of approximately US$3.8 million, proceeds from short-term loans from related parties of approximately US$0.4 million, proceeds from convertible notes of approximately US$0.1 million, and proceeds from the exercise of warrants of approximately US$0.2 million, partially offset by payments of initial public offering costs of approximately US$2.3 million, repayments of short-term loans to third parties of approximately US$1.9 million, repayments of short-term loans to related parties of approximately US$0.5 million and repayments of long-term bank loans of approximately US$0.5 million.

Net cash provided by financing activities was US$5.1 million for the year ended December 31, 2024, which was mainly attributable to the proceeds from exercise of warrants of US$1.3 million, proceeds from convertible notes of US$1.9 million, proceeds from short-term loan- third parties of US$2.4 million, proceeds from short-term loan- related parties of US$0.3 million, and offset by the repayments of long-term bank loans of US$0.5 million and payments of short-term loan – third parties of approximately US$0.2 million.

Net cash provided by financing activities was US$7.8 million for the year ended December 31, 2023, primarily attributable to proceeds from the issuance of ordinary shares of US$8.2 million and proceeds from the exercise of warrants of US$0.5 million, partially offset by repayments of long-term bank loans of US$0.5 million and payments of deferred offering costs of US$0.4 million.

Capital Expenditures

We made capital expenditures of approximately US$6,000, US$13,000, and US$2,000 for the years ended December 31, 2025, 2024, and 2023, respectively. In each of these periods, our capital expenditure was primarily used for the purchase of office equipment.

We plan to fund our future capital expenditure with our existing cash balance and proceeds from this offering. We will continue to make capital expenditure necessary to support the expected growth of our business.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect our liquidity, capital resources, market risk support, credit risk support, or other benefits.

Quantitative and Qualitative Disclosure about Market Risks

We are exposed to certain market risks in the ordinary course of our business, including foreign currency exchange risk, interest rate risk, and credit risk.

Foreign Currency Exchange Risk

Our reporting currency is U.S. dollars. We may be exposed to foreign currency exchange rate fluctuations to the extent that transactions are denominated in currencies other than the U.S. dollar. US dollars is also primarily used as the default currency for ad or media buying, though settlement by customers can be in other currencies. Hence, foreign currency fluctuations could affect our revenue, operating expenses, and results of operations. To date, we have not entered into derivative instruments or hedging arrangements to manage foreign currency risk.

Interest Rate Risk

We are exposed to interest rate risk primarily through our cash and cash equivalents. As of December 31, 2025, we did not have material outstanding indebtedness bearing variable interest rates. Accordingly, we do not believe that changes in interest rates would have a material effect on our business, financial condition, or results of operations.

Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. We maintain cash balances with reputable financial institutions, which may at times exceed insured limits. Credit risk with respect to accounts receivable is generally dispersed across our customer base, although a limited number of customers may account for a significant portion of our revenue and receivables in certain periods. We purchased credit insurance to coverage for such customers, but in some cases, the customers may not qualify for coverage under our credit insurance plan.

Inflation Risk

Inflationary factors, including increases in labor, technology infrastructure, and operating costs, have in the past affected, and may continue to affect, our operating expenses. However, we do not believe inflation has had a material impact on our results of operations to date.

A.	Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Research and Development” and “Item 4. Information On the Company—B. Business Overview—Intellectual Property”

B.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2025 to December 31, 2025 that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of future operating results or financial condition.

C.	Critical Accounting Estimates

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenue and expenses during the reporting periods. We continually evaluate these judgments and estimates based on our own historical experience, knowledge, and assessment of current business and other conditions, our expectations regarding the future based on available information, and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. We believe that the accounting estimates described below are critical to a full understanding and evaluation of our financial condition and results of operations.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include lease classification and liabilities, operating right-of-use assets, determinations of the useful lives and valuation of long-lived assets, estimates of allowances for credit losses, estimates of impairment of long-lived assets, valuation of deferred tax assets, contingencies and estimated fair value of warrants. Actual results could differ from these estimates.

Accounts receivables, net

Accounts receivables are recorded at the invoiced amount less an allowance for credit losses and do not bear interest; they are due within 30 days. Management reviews the adequacy of the allowance for credit losses on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customers’ financial condition, credit history, and current economic conditions to adjust the allowance when considered necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management continues to evaluate the reasonableness of the valuation allowance policy and updates it as necessary.

Impairment for long-lived assets

In accordance with ASC 360-10, long-lived assets, including property and equipment with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2025, and 2024, no impairment of long-lived assets was recognized.

Operating leases

Operating lease right-of-use (“ROU”) assets and liabilities are initially recorded based on the present value of lease payments over the lease term, which includes the minimum unconditional term of the lease and may include options to extend or terminate the lease when it is reasonably certain at the commencement date that such options will be exercised. As the rate implicit in each of the Company’s leases is not readily determinable, the Company uses its incremental borrowing rate, based on the information available at the lease commencement date, in determining the present value of its expected lease payments.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the Company’s ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and to include the associated operating lease payments in the undiscounted future pre-tax cash flows. For the years ended December 31, 2025, 2024, and 2023, the Company did not recognize any impairment loss on its operating lease ROU assets.

Warrants

The Company estimates the fair value of warrants on the date of grant using the Black-Scholes model. The fair value of the warrants is estimated using the following assumptions: (1) expected volatility based on comparable companies; (2) risk-free interest rate as of the date of grant; (3) expected life of the warrants; (4) exercise price of the warrants; and (5) stock price of the Company on the date of grant.

Income taxes

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized. We recognize interest and penalties accrued in relation to uncertain tax positions in our income tax provision in the accompanying consolidated statements of operations.

We make assumptions, judgments, and estimates to determine the current income tax provision, tax benefits from uncertain tax positions, deferred tax assets and liabilities, and any valuation allowance recorded against a deferred tax asset. The assumptions, judgments, and estimates relative to the current income tax provision (benefit) take into account current tax laws, their interpretation, and possible outcomes of foreign and domestic tax audits. Changes in tax law and their interpretation could significantly impact the income taxes reflected in our consolidated financial statements.

The evaluation of our uncertain tax positions involves significant judgment in the interpretation and application of U.S. GAAP and complex domestic and international tax laws, including matters related to the allocation of international taxation rights between countries. Although management believes our reserves are reasonable, no assurance can be given that the final tax outcome of these matters will not differ from that which is reflected in our reserves. Reserves are adjusted to reflect changing facts and circumstances, such as the closing of a tax examination or the refinement of an estimate. Assumptions, judgments, and estimates relative to the amount of deferred income taxes and any applicable valuation allowances take into account future taxable income. Any of the assumptions, judgments, or estimates mentioned above could cause our actual income tax obligations to differ from our estimates

ITEM 6. DIRECTORS AND EXECUTIVE OFFICERS

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report:

Name	Age	Position
Khar Heng Choo	47	Chairman and Chief Executive Officer
Abhishek Kumar	40	Vice President of Products, Engineering and Enterprise Solutions
Truong Vinh Phu Le	38	Director and Vice President of Operations
Kheng Ee Lennon Teng	51	Group General Manager
Ning Sun	41	Chief Financial Officer
Qi Chang	40	Independent Director
Lu Liu	37	Independent Director
Kai Zhong	41	Independent Director

Khar Heng Choo, Ph.D., Chairman and Chief Executive Officer

Dr. Choo is the founder, chairman of the board of directors and chief executive officer of the Company. He provides the strategic leadership and vision for the company’s growth and innovation. With a wealth of expertise in adtech and business, he plays a key role in driving the Company’s global commercial expansion.

With over 16 years of experience in the digital marketing industry, Dr. Choo possesses deep knowledge of advertising and marketing technologies. His direct experience working with advertising agencies, brands, and media publishers spans across small and medium enterprises to multinational corporations. His multi-disciplinary skillset and operational experience have been instrumental in delivering cutting-edge solutions and driving business success.

In 2004, Dr. Choo co-founded FiNEX Solutions Private Limited which specialized in providing an innovative real-time stock charting and trading system named ChartNexus to the retail community and stock brokerages. After a successful exit, he joined the data mining department, conducting research in Bioinformatics using AI/ML technology at Singapore’s Agency for Science, Technology and Research (A*STAR), a globally renowned research institution.

Dr. Choo holds a Ph.D. in Bioinformatics and a bachelor’s degree (Honors) in Computer Science, both from the National University of Singapore.

Ning Sun, Chief Financial Officer

Mr. Sun has been appointed as the Chief Financial Officer, effective January 22, 2026. His experience in capital markets and public company financial matters will be beneficial as we continue to expand our operations and develop our AI-driven advertising platform globally. His background supporting U.S. listed companies is expected to enhance our financial reporting and compliance capabilities as a public company.

Prior to his appointment as CFO, Mr. Sun served as the external adviser of the Company under the “Head of Capital Markets” designation during its initial public offering process, where he provided technical advisory and coordination services on the listing process, including liaising with underwriters, legal counsel, auditors, the SEC, and the exchange. Before joining KNOREX, he held senior roles at Jiayin Group (NASDAQ: JFIN) and Fang Holdings (NYSE: SFUN), both U.S.-listed companies. At Jiayin Group, he served as Vice President of Capital Markets, and previously as Director of Investor Relations at Fang Holdings, where he supported investor communications, public-market compliance, and capital markets strategy. Earlier in his career, Mr. Sun worked at Davis Polk & Wardwell LLP in Beijing. Mr. Sun holds a Master’s degree in Financial Management from Central Queensland University and a Bachelor of Finance from La Trobe University.

Abhishek Kumar, Vice President of Products, Engineering and Enterprise Solutions

Mr. Abhishek Kumar serves as the Vice President of Products, Engineering and Enterprise Solutions of the Company. Mr. Kumar is also one of the founding members and the managing director of KNOREX India Private Limited, one of our global research and development innovation centers, where he leads the cross-country technical development teams of our Group. With over 17 years of experience in product design, technical development and architecting of large-scale and real-time systems, he charts the KNOREX XPO products and solutions roadmap.

In October 2007, Mr. Kumar started his career first as a software engineer in the famed Infosys Labs in India. By July 2011, Mr. Kumar was headhunted by SQL Star to relocate to Singapore to architect a Semantic Technology-driven extraction platform for the National University of Health Systems (NUHS) as part of the drive towards electronic medical records adoption. Mr. Kumar was invited to serve as a committee member of the Interactive Advertising Bureau (IAB) of Southeast Asia and India, to oversee the establishment of guidelines, principles and standards for the Programmatic Advertising Technology industry in Southeast Asia and India.

Mr. Kumar received his bachelor’s degree in electronics and telecommunications in July 2007 where he was awarded gold medal for outstanding results by the Dr. A. P. J. Abdul Kalam Technical University (formerly, the Uttar Pradesh Technical University). In June 2019, he topped his cohort to clinch the top honor for his Master of Management of Technology from the National University of Singapore (NUS), where he was subsequently awarded the Tang Yuen Seng prize for his merit.

Truong Vinh Phu Le, Director and Vice President of Operations

Mr. Phu Le serves as the Director and Vice President of Operations at the Company. As one of the founding members, founder and the Managing Director of KNOREX Vietnam Company Limited, one of our global research and development innovation centers of our Group where he oversees our Group operations and the day-to-day operation of our Vietnam office.

Mr. Le brings to our Group over 15 years of commercial and research experience and expertise. Mr. Le’s deep expertise extends across a diverse range of technical domains, including AI/ML, Natural Language Processing, Text Mining, Machine Translation, Information Retrieval and Computer Vision, where he was instrumental in shaping the early foundation our Group’s innovation DNA. Mr. Le possesses a unique ability to formulate execution plans that transform cutting-edge research technologies into commercial applications and products. Mr. Le started his career as a software engineer at Dirox, an established French company providing turn-key digital solutions in Vietnam. He worked on the development and deployment of large-scale web applications utilizing a wide range of open-source technologies. His keen interest in innovation led Mr. Le to pursue research and development work at one of the top Asia’s universities—National University of Singapore (NUS) where he specialized in Computer Vision.

In July 2010, he joined our Group as an early founding member and has been responsible for driving the research and development and operation excellence of our Group ever since. Mr. Le earned his Bachelor of Science degree in Computer Science from the Ho Chi Minh City University of Technology in Vietnam in April 2010, and later, his Master of Computer Science degree from the NUS in July 2014.

Kheng Ee Lennon Teng, Group General Manager

Mr. Kheng Ee Lennon Teng serves as the Group General Manager at the Company. Mr. Teng plays a pivotal role in shaping and executing our Group’s strategic vision. His leadership extends to fostering partnerships and alliances that contribute to the overall growth and success of our organization. With a keen eye for operational efficiency, he actively oversees the day-to-day operation of our Singapore office, ensuring alignment with broader organizational objectives. Mr. Teng’s multifaceted background, entrepreneurial spirit and commitment to innovation make him a driving force behind our Group’s continued success.

With over 16 years of diverse experience in commercialization, business development, product development and operations, Mr. Teng brings a wealth of expertise to his role. He is a seasoned serial entrepreneur, having co-founded three start-ups in the mobile analytics, healthcare and AdTech sectors. Notable among these ventures are Uninstall.io, Mobile Health Private Limited and Locus Labs (Singapore), where he worked collaboratively with teams in India, Vietnam and Singapore, steering the delivery of highly innovative digital solutions.

Mr. Teng holds a Bachelor of Science degree in Economics from the prestigious London School of Economics. Building on this foundation, he furthered his academic pursuits and earned a Master of Science degree in Finance from the Imperial College London in the United Kingdom.

Qi Chang, Independent Director, Chair of Audit Committee

Ms. Qi Chang has been our independent director since September 29, 2025. She serves as Chair of the Company’s Audit Committee.

Ms. Chang has over 15 years of experience in finance, investment management, and cross-border corporate operations across Australia, Greater China, and the United States. Combining a strong foundational background in luxury consumer markets as a certified Graduate Gemologist (GIA), she has spent the last decade and a half driving financial strategy and asset management for prominent regional firms.

From 2016 to 2025, she served as the Chief Financial Officer of Sino Venture Capital Pty Ltd, an Australia-based venture capital firm focused on technology, healthcare, and consumer investments in the Asia-Pacific region and the U.S. In this role, she oversaw capital allocation, U.S. private placements, and early-stage venture investments. Previously, she was the Chief Financial Officer of Sino Aus Group Pty. Ltd. from 2014 to 2016, where she was responsible for group financial planning and cross-border capital deployment. Between 2012 and 2014, as Assistant Vice President at Beijing Tongrentang Australia, she managed regulatory approvals, retail expansion, and international trade between China, Australia, and North America. She began her corporate career at ENZO Jewelry (Hong Kong) from 2007 to 2009, handling brand management, client development, and corporate training.

Ms. Chang holds a Master of Professional Accounting from the University of Technology Sydney and a Bachelor’s degree in Gemstone Material Technology from the China University of Geosciences (Wuhan). Professionally, she holds the Hong Kong Securities and Investment (HKSI) Institute Practising Certificates in both Securities (awarded December 2024) and Asset Management (awarded August 2025).

Lu Liu, Independent Director, Chair of Compensation Committee

Mr. Lu Liu or Kevin, has been our independent director since June 24, 2026. He serves as Chair of the Company’s Compensation Committee. He is designated as the audit committee financial expert.

Mr. Liu has over 15 years of experience in accounting, taxation, financial reporting, and corporate advisory services. He is a Partner at ATF Professionals, a Sydney-based accounting and business advisory firm, where he advises businesses on taxation, corporate compliance, financial management, and strategic growth initiatives.

Since becoming a Partner in 2014, Mr. Liu has advised more than 500 small and medium-sized enterprises across Australia on corporate taxation, financial reporting, business structuring, governance, and regulatory compliance. He also oversees a team of accounting professionals and has extensive experience assisting companies with financial controls, risk management, and operational planning.

Mr. Liu is a Certified Practising Accountant (CPA Australia), a Registered Tax Agent, and an ASIC Registered Agent. His areas of expertise include corporate finance, accounting, taxation, governance, compliance, and strategic business advisory services.

Mr. Liu holds a Bachelor of Commerce (Accounting) from Macquarie University.

Kai Zhong, Independent Director, Chair of Nominating and Corporate Governance Committee

Mr. Kai Zhong or Steven has been our independent director since June 24, 2026. He serves as Chair of the Company’s Nominating and Corporate Governance Committee.

Mr. Zhong is an Australian solicitor with over 15 years of experience in corporate advisory, regulatory compliance, commercial transactions, and dispute resolution. He currently practices at SNA Lawyers, where he advises clients on corporate governance, commercial law, regulatory compliance, litigation, and cross-border legal matters.

Mr. Zhong possesses significant experience in corporate compliance and risk management, including advising businesses on AML/CTF obligations, AFSL compliance, governance frameworks, internal controls, and regulatory requirements. He has also advised on commercial transactions, shareholder arrangements, financing documentation, and strategic business matters across a broad range of industries.

Prior to his legal career, Mr. Zhong operated a migration and consulting practice for more than a decade, providing advisory services to international businesses and individuals navigating Australian regulatory and legal frameworks.

Mr. Zhong holds a Juris Doctor from the University of New South Wales and a Graduate Diploma of Legal Practice from the College of Law. He is admitted as a Solicitor of the Supreme Court of New South Wales and is a NAATI-certified translator and interpreter.

We do not have any arrangements or understanding with any major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

B.	Compensation of Directors and Executive Officers

For the year ended December 31, 2025, we and our subsidiaries paid aggregate cash and accrued compensation of approximately US$847,468 to our directors and executive officers as a group. We do not pay or set aside any amounts for pensions, retirement, other cash compensation or other benefits for our officers and directors.

C.	Board Practices

Our board of directors consists of five directors, three of whom are independent directors. A director is not required to hold Class A Ordinary Shares in our company to qualify to serve as a director. Subject to the rules of the relevant stock exchange and disqualification by the chairman of the board of directors, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. Our board of directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

As a Cayman Islands company listed on the NYSE American, we are a foreign private issuer and are permitted to follow the home country practice with respect to certain corporate governance matters rather than complying with NYSE American corporate governance standards. Cayman Islands law does not require a majority of a publicly traded company’s board of directors to be comprised of independent directors. However, to enhance our corporate governance, we elect to follow NYSE American corporate governance standards and have a majority of our board comprised of independent directors.

Board Committees

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors. We have also adopted a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. Kai Zhong, Mr. Lu Liu and Ms. Qi Chang and is chaired by Ms. Qi Chang. Our board of directors has determined that each of Mr. Kai Zhong, Mr. Lu Liu and Ms. Qi Chang is “independent” for audit committee purposes as that term is defined by the rules of the SEC and the NYSE American, and that each of them has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Mr. Lu Liu as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of and assessing the independence of our independent registered public accounting firm;

●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

●	reviewing and discussing with management and our independent registered public accounting firm our annual and semi-annual financial statements and related disclosures as well as critical accounting policies and practices used by us;

●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

●	reviewing earnings releases.

Compensation Committee

Our compensation committee consists of Mr. Kai Zhong, Mr. Lu Liu and Ms. Qi Chang and is chaired by Mr. Lu Liu. The compensation committee’s responsibilities include:

●	evaluating the performance of our chief executive officer considering such corporate goals and objectives and based on such evaluation: (i) recommending to the board of directors the cash compensation of our chief executive officer; and (ii) reviewing and approving grants and awards to our chief executive officer under equity-based plans;

●	reviewing and recommending to the board of directors the cash compensation of our other executive officers;

●	reviewing and establishing our overall management compensation, philosophy and policy;

●	overseeing and administering our compensation and similar plans;

●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable NYSE American rules;

●	retaining and approving the compensation of any compensation advisors;

●	reviewing and approving our policies and procedures for the grant of equity-based awards;

●	reviewing and recommending to the board of directors the compensation of our directors; and

●	preparing the compensation committee report required by SEC rules, if and when required.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Kai Zhong, Mr. Lu Liu and Ms. Qi Chang and is chaired by Mr. Kai Zhong. The nominating and corporate governance committee’s responsibilities include:

●	developing and recommending to the board of directors criteria for board and committee membership;

●	establishing procedures for identifying and evaluating board of directors candidates, including nominees recommended by shareholders; and

●	reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nominating and corporate governance committee and board of directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender, or national origin). Our nominating and corporate governance committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty to act honestly, in good faith and with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association, as amended and restated from time to time. In certain limited exception circumstances, our Company has the right to seek damages against any directors who breaches a duty owed to us.

Our board of directors has all the powers necessary for managing and for directing and supervising our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the registering of such transfer of shares in our share register.

Terms of Directors and Officers

Each of our directors holds office until the expiration of his or her term, as may be provided in a written agreement with our company, and his or her successor has been elected and qualified, until his or her resignation or until his or her office is otherwise vacated in accordance with our articles of association. At each annual general meeting one-third of the directors for the time being shall retire from office by rotation. However, if the number of directors is not a multiple of three, then the number nearest to but not less than one-third shall be the number of retiring directors. A retiring director shall be eligible for re-election. All our executive officers are appointed by and serve at the discretion of our board of directors. Our directors may be appointed or removed from the office by an ordinary resolution of shareholders. A director will be removed from office automatically if, among other things, the director (i) resigns, (ii) dies, (iii) is declared to be of unsound mind and the Board resolves that his office be vacated, (iv) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally; (v) is prohibited from being or ceases to be a director by operation of law; (vi) without special leave, is absent from meetings of the board for three consecutive meetings, and the board resolves that his office be vacated; (vii) has been required by NYSE American to cease to be a director; (viii) is removed from office by the requisite majority of the directors or otherwise pursuant to our amended and restated memorandum and articles of association then in effect.

Corporate Governance Guidelines

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all our directors, officers, employees and advisors. We will make our code of business conduct and ethics publicly available on our website. In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees. The guidelines are not intended to change or interpret any law, or our amended and restated memorandum and articles of association, as amended from time to time.

Employment Agreements and Indemnification Agreements

We generally enter into employment agreements with our executive officers for a specified time period providing that the agreements are terminable for cause at any time. The terms of these agreements are substantially similar to each other. A senior executive officer may terminate his or her employment at any time by 30-day prior written notice. We may terminate the executive officer’s employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties.

Each executive officer has agreed to hold in strict confidence and not to use, except for the benefit of our company, any proprietary information, technical data, trade secrets and know-how of our company or the confidential or proprietary information of any third party, including our subsidiaries and our clients, received by our company. Each of these executive officers has also agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment.

We generally enter into indemnification agreements with our directors and executive officers, pursuant to which we agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

D.	Employees

As of December 31, 2025, we have a total of 101 full-time employees. The following table indicates the number of our employees by function.

Function	Number of Employees
Technology and Development	74
Sales and Marketing	13
Platform and Operations	6
Corporate Services	8
Total	101

The following table indicates the number of our employees by geographic location as of December 31, 2025.

Country	Number of Employees
Vietnam	38
India	35
United States	9
Singapore	14
Malaysia	5
Total	101

Share Incentive Plan

We adopted the 2024 share incentive plan, or the 2024 Plan, on September 30, 2024. We have not issued any shares or options under the 2024 Plan. The purpose of the 2024 Plan is to attract and retain highly qualified mid-to-high level management, consultants and other qualified persons, and to motivate such persons to serve us and to expend their best efforts to improve our business results and earnings, by providing these persons an opportunity to share the equity interest in our operations and future success.

Plan Administration: The 2024 Share Incentive Plan is administered by our Board of Directors or a committee designated by the Board. The administrator has full discretionary authority to interpret the plan, grant awards, determine vesting and exercise terms, and amend awards, subject to applicable law.

Types of Awards: Awards under the plan may include incentive share options, nonstatutory share options, share appreciation rights, share awards, restricted share units, and other share-based or cash-based awards, as determined by the administrator.

Eligibility: Awards may be granted to employees and consultants of the Company and its subsidiaries. Incentive share options may be granted only to employees. Participation in the plan does not confer any right to continued employment or service.

Exercise of Awards: Options are exercisable in accordance with vesting schedules and terms specified in the applicable award agreement. The exercise price and permitted methods of payment are determined by the administrator, subject to applicable legal requirements.

Award Agreements: Each award is granted pursuant to a written award agreement that sets forth the applicable terms and conditions, including vesting, exercisability, expiration, and treatment upon termination of service.

Transferability: Awards are generally non-transferable except by will or laws of descent and distribution, subject to limited exceptions approved by the administrator. Shares issued under the plan are subject to transfer restrictions until they become listed securities.

Termination of Employment or Service: The exercisability and forfeiture of awards upon termination of service depend on the reason for termination and the terms of the applicable award agreement. Termination for cause or voluntary resignation generally results in forfeiture of outstanding awards.

E.	Share Ownership

The following table shows the beneficial ownership of our ordinary shares as of June 30, 2026 by:

●	each of our executive officers and directors;

●	all of the executive officers and directors of as a group; and

●	each person known to us who will beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 30,423,113 ordinary shares outstanding, comprised of 25,642,538 Class A Ordinary Shares and 4,780,575 Class B Ordinary Shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Directors and Executive Officers**:	Class A Ordinary Shares Beneficially Owned	Percentage of Class A Ordinary Shares Beneficially Owned	Class B Ordinary Shares Beneficially Owned	Percentage of Class B Ordinary Shares Beneficially Owned	Percentage of Total Voting Power Beneficially Owned
Khar Heng Choo(1)	483,475	1.9%	3,082,100	64.5%	36.1%
Truong Vinh Phu Le	30,200	*	272,000	5.7%	3.2%
Abhishek Kumar	27,025	*	243,450	5.1%	2.8%
Kheng Ee Lennon Teng	-		-	-	-
Ning Sun	-		-	-	-
Qi Chang	-		-	-	-
Kai Zhong	-		-	-	-
Lu Liu	-		-	-	-

All directors and executive officers as a group	540,700	1.9%	3,628,125	75.9%	42.1%

Principal Shareholders:
Raffles Venture (Direct) Private Limited (2)	3,056,950	11.9%	-	-	6.2%
Franklin Capital Enterprise Limited (3)	4,387,025	17.1%	-	-	8.9%
Wei Keat Tan(4)**	128,050	*	1,152,450	24.1%	11.9%
VD Capital Pty. Ltd.(5)	2,055,580	8.0%	-	-	4.2%
Ritz Venture Capital Pte. Ltd.	1,473,300	5.7%	-	-	3.0%
Star Rise Venture Pte. Ltd.	1,320,100	5.1%	-	-	2.7%

Notes:

*	Less than 1% of our total outstanding ordinary shares.

**	Except as otherwise indicated below, the business address of our directors and executive officers is 21 Merchant Road, #04-01 Singapore 058267.

(1)	Represents 437,675 Class A Ordinary Shares owned directly and by immediate family members and 45,800 warrants owned by immediate family members exercisable for Class A Ordinary Shares within 60 days of June 30, 2026.

(2)	Raffles Venture (Direct) Pte Ltd, a Singapore company with registered office at 600 North Bridge Road #05-01 Parkview Square Singapore 188778, is 50% owned by NRF Holdings Pte Ltd (a Singapore entity fully owned by the Minister for Finance of Singapore) and the remaining shareholdings by other shareholders including Mr. Yap Ning Jee and Mr. Lim Dah Chee, David. Mr. Yap Ning Jee and Mr. Lim Dah Chee, David are the directors of Raffles Venture (Direct) Pte Ltd, and hold the investment and voting power on behalf of Raffles Venture (Direct) Pte Ltd. representing 3,056,950 Class A Ordinary Shares, as of June 30, 2026. In connection with the purchase by Raffles Venture (Direct) Pte. Limited of the convertible notes issued by KNOREX SG on March 11, 2016, Khar Heng Choo and Wei Keat Tan have agreed to grant Raffles Venture the right to purchase up a total of up to 9,870 ordinary shares collectively from Khar Heng Choo and Wei Keat Tan, which right was expired on December 31, 2024. Pursuant to the call option agreement, Raffles Venture has an option to purchase a total of up to 246,750 Class A Ordinary Shares collectively from Khar Heng Choo and Wei Keat Tan prior to December 31, 2024. As of June 30, 2026, no option was exercised by Raffles Venture in relation to the call option agreement and the option has expired.

(3)	Franklin Capital Enterprise Ltd, a British Virgin Islands company with registered office at Nerine Chambers, P.O. Box 905, Road Town, Tortola, British Virgin Islands, is owned as to 100% by Ms. Zhong Si Wan, who holds the investment and voting power on behalf of this entity. It represents 4,387,025 Class A Ordinary Shares, as reported on Schedule 13G filed with the SEC on December 12, 2025.

(4)	Wei Keat Tan is a resident of the United States as of June 30, 2026. He was employed by our Company in the capacity of Vice President of Business Development before he resigned on June 4, 2026.

(5)	VD Capital Pty Ltd, (“VD Capital”) an Australian company with registered office at 301/401 Sussex St., Sydney NSW 2000. Represents 2,055,580 Class A Ordinary Shares as of June 30, 2026. Australian public records indicate VD Capital’s sole director is ZHI QING ZHU and VD Capital is 50% owned by ZHI QING ZHU and 50% owned by HENG LI.

Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

ITEM 7. PRINCIPAL SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Refer to “Item 6 – E. Share Ownership” for details of the Major Shareholders.

B.	Related Party Transactions

Related party balances

As of December 31, 2025, VD Capital Pty. Ltd. is a related party with an 8.85% to ownership of Class A Ordinary Shares in the Company. In connection with this relationship, the Company recorded as an unamortized related party prepayment balance of US$2,777,500 for services to be rendered over the 9-to-12 month period ending between September 30, 2026 and December 31, 2026. For details regarding the service agreement with VD Capital Pty. Ltd., please refer to “Item 10.C.1 Material Contracts.”

Prepayments - related party

Name of Related Party	Relationship	Nature	As of December 31, 2025	As of December 31, 2024
			US$	US$
VD Capital Pty. Ltd.	Shareholder with >5% and <10% of shareholding	Prepayments of consulting services for corporate development, capital management and fundraising	$2,777,500	$-
Total			$2,777,500	$-

On October 3, 2025, the Company entered into a service agreement (the “Service Agreement”) with VD Capital Pty. Ltd., a related party holding an 8.85% ownership interest in the Company’s Class A Ordinary Shares. Pursuant to the Service Agreement, VD Capital Pty. Ltd. provides post-listing consulting and advisory services across three key areas for a total fee of US$3,650,000: (1) capital management and fundraising (12-month term; US$1,250,000); (2) corporate development (15-month term; US$800,000); and (3) management and business consulting (12-month term; US$1,600,000).

For the year ended December 31, 2025, the Company recognized US$872,500 in consulting expenses under this arrangement (see general and administrative expenses – related party section below).

Short-term loans - related parties

Name of Related Party	Relationship	Term	Nature	As of December 31, 2025	As of December 31, 2024
				US$	US$
Truong Vinh Phu Le	Vice President of Operations of the Company	30% interest per annum, maturity date extended from 1/18/2025 to 9/9/2025	Working capital loan	$-	$104,221
Truong Vinh Phu Le	Vice President of Operations of the Company	30% interest per annum, maturity date extended from 2/7/2025 to 9/9/2025	Working capital loan	-	22,596
Kheng Ee Lennon Teng	Group General Manager of the Company	15%(1) interest per annum, maturity date extended from 9/9/2025 to 10/9/2026	Working capital loan	14,866	-
Kheng Ee Lennon Teng	Group General Manager of the Company	15%(2) interest per annum, maturity date extended from 9/9/2025 to 10/9/2026	Working capital loan	37,386	37,386
Kheng Ee Lennon Teng	Group General Manager of the Company	Non-interest bearing and due on demand	Working capital loan	-	27,238
Wilson Chandra	Director and President	Non-interest bearing and due on demand	Working capital loan	1,036	80,000
Franklin Capital Enterprise Ltd.	Shareholder with over 5% of shareholding	15% interest per annum, maturity date is 10/9/2026	Working capital loan	200,000	-
Exchange rate differences				2,332	-
Total				$255,620	$271,441

(1)	The short-term loans currently bear interest at 15.0% per annum following an amendment effective October 9, 2025. Prior to this effective date, under the original terms of the agreements, the loans accrued interest at a rate of 1.25% per week from their respective origination dates through October 8, 2025.
(2)	The short-term loans currently bear interest at 15.0% per annum following an amendment effective October 9, 2025. Prior to this effective date, under the original terms of the agreements, the loans accrued interest at a rate of 30% per annum from their respective origination dates through October 8, 2025.

For the years ended December 31, 2025 and 2024, the proceeds from Truong Vinh Phu Le were $111,710 and $169,067, respectively, the repayments of Truong Vinh Phu Le were $238,527 and $38,352, respectively.

For the years ended December 31, 2025 and 2024, the proceeds from Kheng Ee Lennon Teng were $14,866 and $97,726, respectively, the repayments of Kheng Ee Lennon Teng were $27,239 and 31,449, respectively.

For the years ended December 31, 2025 and 2024, the proceeds from Wilson Chandra were $85,000 and $80,000, respectively, the repayments of Wilson Chandra were $163,964 and nil respectively.

For the years ended December 31, 2025 and 2024, the proceeds from Franklin Capital Enterprise Ltd. were $200,000 and nil respectively, and there were no repayments to Franklin Capital Enterprise Ltd.

Other payables - related parties

Name of Related Party	Relationship	Nature	As of December 31, 2025	As of December 31, 2024
			US$	US$
Kheng Ee Lennon Teng	Group General Manager of the Company	Employee reimbursement	12,192	2,642
Le Truong Vinh Phu	Vice President of Operations of the Company	Interest Accrual – Related Parties	23,842	10,668
Kheng Ee Lennon Teng	Group General Manager of the Company	Interest Accrual – Related Parties	22,530	4,772
Wilson Chandra	Director and President	Interest Accrual – Related Parties	363	2,029
Abhishek Kumar	Vice President of Product & Engineering	Employee reimbursement	2,886	-
Franklin Capital Enterprise Ltd.	Shareholder with over 5% shareholding	Interest Accrual – Related Parties	70,822	-
Khar Heng Choo	Chairman, Chief Executive Officer	Employee reimbursement	5,261	-
Total			137,896	20,111

During the year ended December 31, 2025, the Company recorded interest expense of US$ 8,518 and made repayments of US$ 10,184 related to the amounts owed to Wilson Chandra. As of December 31, 2025 and 2024, the outstanding accrued interest payable to Wilson Chandra was US$ 363 and US$ 2,029, respectively.

General and administrative expenses

Name of Related Party	Relationship	Nature	For year ended December 31, 2025	For year ended December 31, 2024
			US$	US$
VD Capital Pty. Ltd.	KNOREX Ltd’s shareholder >5% and <10% of shareholding	Consulting services for corporate development, capital management and fundraising	872,500	-
Total			872,500	-

On October 3, 2025, the Company entered into a service agreement (the “Service Agreement”) with VD Capital Pty. Ltd., a related party holding an 8.85% ownership interest in the Company’s Class A Ordinary Shares. Pursuant to the Service Agreement, VD Capital Pty. Ltd. provides post-listing consulting and advisory services across three key areas for a total fee of US$3,650,000: (1) capital management and fundraising (12-month term; US$1,250,000); (2) corporate development (15-month term; US$800,000); and (3) management and business consulting (12-month term; US$1,600,000).

As of December 31, 2025, the remaining balance of US$2,777,500 was recorded as an unamortized related party prepayment for services to be rendered over the remainder of the respective 9 to 12 month period ending between September 30, 2026 and December 31, 2026 (see Related party balances section above).

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Equity Incentive Plans

See “Item 6. Directors, Senior Management and Employees – D. Employees – Share Incentive Plans”

C.	Interests of Experts and Counsels

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “INDEX TO CONSOLIDATED FINANCIAL STATEMENTS”.

Legal Proceedings

We are not currently involved in any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— We are subject to risks related to litigation, including intellectual property infringement claims, consumer protection actions and regulatory disputes.”

Dividend Policy

We have not previously declared or paid cash dividends, and we have no intention of declaring and paying any dividends in the near future on the Class A Ordinary Shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion in deciding whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the dividends are proposed to be paid. In addition, subject to the provisions of the Companies Act, our shareholders may, by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the timing, frequency, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distribution, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiary to pay dividends on our Class A Ordinary Shares. Please see the section entitled “Taxation” of this annual report for information on the potential tax consequences of any cash dividend declared.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.	Offering and Listing Details

See “Item 9. The Offer and Listing - C. Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Class A Ordinary Shares have been listed on NYSE American since September 29, 2025 under the symbol “KNRX”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We were incorporated as an exempted company with limited liability under the laws of the Cayman Islands on May 9, 2023, and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Act and the common law of the Cayman Islands. Our Second Amended and Restated Memorandum and Articles of Association, currently in effect, is included as Exhibit 1.1 of this annual report.

As of December 31, 2023, our authorized share capital was US$50,000 divided into 5,000,000 ordinary shares of par value US$0.01 each. On February 26, 2024, the authorized share capital of our Company was amended to US$50,000 divided into 100,000,000 ordinary shares of par value US$0.0005 each of a single class. On September 25, 2024, the authorized share capital of our Company was further amended to US$50,000 divided into 100,000,000 ordinary shares of par value US$0.0005 each, comprising 90,000,000 Class A Ordinary Shares of par value US$0.0005 each and 10,000,000 Class B Ordinary Shares of par value US$0.0005 each.

As of June 30, 2026, there are 30,423,113 issued and outstanding ordinary shares, comprised of 25,642,538 Class A Ordinary Shares and 4,780,575 Class B Ordinary Shares. All of our issued and outstanding ordinary shares are fully paid.

The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares.

We have adopted a second amended and restated memorandum and articles of association (adopted by special resolution dated September 25, 2024), which we refer to below as our post-offering memorandum and articles of association. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

The following is a summary of provisions of the Articles relating to the material terms of our Shares and Warrants.

Objects of Our Company

Under our post-offering memorandum and articles of association, the objects of our company are unrestricted, and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares

Our ordinary shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of our Class A Ordinary Shares and Class B Ordinary Shares will have the same rights except for voting and conversion rights. Except for any resolutions to be passed for the purpose of extending the five-year period from the date of issuance of the relevant Class B ordinary shares (subject to any extension) following which such Class B Ordinary Shares shall be automatically and immediately converted into an equal number of Class A Ordinary shares (“Class B Validity Period”), each Class A Ordinary Share shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings and each Class B Ordinary Share shall entitle the holder thereof to five votes on all matters subject to vote at our general meetings. In relation to any resolutions to be passed for the purpose of extending the Class B Validity Period, each Class A Ordinary Share shall entitle the holder thereof to one vote and each Class B Ordinary Share shall entitle the holder thereof to one vote. Our Class A Ordinary Shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion

Class B Ordinary Shares shall be automatically and immediately converted into an equal number of Class A Ordinary Shares upon (i) the expiration of the Class B Validity Period, and (ii) the transfer of Class B Ordinary Shares.

Dividends

The holders of our Shares are entitled to such dividends as may be declared by our Board or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our Board determines is no longer needed. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights

Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company. Save for any resolutions to be passed for the purpose of extending the Class B Validity Period, each Class A Ordinary Share shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings and each Class B Ordinary Share shall entitle the holder thereof to five votes on all matters subject to vote at our general meetings. In relation to any resolutions to be passed for the purpose of extending the Class B Validity Period, each Class A Ordinary Share and each Class B Ordinary Share shall entitle the holder thereof to one vote. Voting at any meeting of shareholders is by show of hands unless a poll (before or on the declaration of the result of the show of hands) is demanded. A poll may be demanded by the chairperson of such meeting or any one shareholder present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding and issued ordinary shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders.

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our Board.

Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in our company entitled to vote at the general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-tenth of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our Board is required to convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. Shareholders seeking to bring business before the annual general meeting or to nominate candidates for election as directors at the annual general meeting must deliver notice to the registered office not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the scheduled date of the annual general meeting. Save as provided above, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Shares

Subject to the restrictions set out in our post-offering memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our Board.

No Class B Ordinary Share shall be transferred within the first two years from the date of its issuance unless prior written consent from all the Directors is obtained.

Our Board may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our Board may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our Board may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

●	the ordinary shares transferred is free of any lien in favor of the Company; and

●	a fee of such maximum sum as the NYSE American Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of NYSE American Market, be suspended and the register closed at such times and for such periods as our Board may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our Board may determine.

Liquidation

On the winding up of our Company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. Any Shares that have been called upon and remain unpaid are, after the notice period, subject to forfeiture.

Redemption, Repurchase and Surrender of Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our Board or by special resolution of our shareholders. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our Board or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the Company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.

If at any time, our share capital is divided into different classes of shares, the rights attached to any class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of at least two-thirds (2/3) of the issued shares of that class or with the sanction of a resolution passed by not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by the Company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares.

Our post-offering memorandum and articles of association authorize our Board to issue additional ordinary shares from time to time as our Board shall determine, to the extent out of available authorized but unissued ordinary shares.

Our post-offering memorandum and articles of association also authorize our Board to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our Board may issue preferred shares without action by our shareholders to the extent out of authorized but unissued preferred shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records.

Holders of our Class A Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records.

Anti-Takeover Provisions.

Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our Board to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company.

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

Differences in Corporate Law

We were incorporated under, and are governed by, the laws of the Cayman Islands. The corporate statutes of the State of Delaware and the Cayman Islands are similar, and the flexibility available under Cayman Islands law has enabled us to adopt a memorandum and articles of association that will provide shareholders with rights that do not vary in any material respect from those they would enjoy if we were incorporated under Delaware law. Set forth below is a summary of some of the differences between provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in Delaware and their shareholders.

In addition, we are exempt from certain corporate governance requirements of the NYSE American by virtue of being a foreign private issuer. We intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the NYSE American that listed companies must have for as long as we qualify as a foreign private issuer including: (i) provide an annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the NYSE American; (ii) have regularly scheduled executive sessions with only independent directors; or (iii) seek shareholder approval for (a) the implementation and material revisions of the terms of share incentive plans; (b) the issuance of more than 1% of our outstanding ordinary shares or more than 1% of our outstanding voting power to a related party; (c) the issuance of more than 20% of our outstanding ordinary shares; and (d) an issuance that would result in a change of control.

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or principal shareholders and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company – a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder proposals

Under Delaware corporate law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by our board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. The Companies Act provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and the outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our Board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Sale of assets

Under Delaware corporate law, a vote of the shareholders is required to approve a sale of assets only when all or substantially all assets are being sold to a person other than a subsidiary of the company. Under Cayman Islands law, shareholder approval is not required for the disposal of assets of an exempted company.

Redemption of shares

Under Delaware corporate law, any stock may be made subject to redemption by the corporation at its option, at the option of the holders of that stock or upon the happening of a specified event, provided shares with full voting power remain outstanding. The stock may be made redeemable for cash, property or rights, as specified in the certificate of incorporation or in the resolution of our board of directors providing for the issue of the stock. As permitted by Cayman Islands law and our post-offering memorandum and articles of association, we may issue shares on terms that are subject to redemption at our option on such terms and in such manner as may be determined by our Board. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Compulsory acquisition

Under Delaware General Corporation Law § 253, in a process known as a “short form” merger, a corporation that owns at least 90% of the outstanding shares of each class of stock of another corporation may either merge the other corporation into itself and assume all of its obligations or merge itself into the other corporation by executing, acknowledging and filing with the Delaware Secretary of State a certificate of such ownership and merger setting forth a copy of the resolution of its board of directors authorizing such merger. If the parent corporation is a Delaware corporation that is not the surviving corporation, the merger also must be approved by a majority of the outstanding stock of the parent corporation. If the parent corporation does not own all of the stock of the subsidiary corporation immediately prior to the merger, the minority shareholders of the subsidiary corporation party to the merger may have appraisal rights as set forth in § 262 of the Delaware General Corporation Law.

The Companies Act contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected, the offeror may, at any time within two months of the acceptance by the said shareholders, give notice of its intention to require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands and the Grand Court of the Cayman Islands has a wide discretion to grant such remedy as it considers appropriate.

Independent directors

There are no provisions under Delaware corporate law or under the Companies Act that require a majority of our directors to be independent.

Cumulative voting

Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the company’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions on cumulative voting under the laws of the Cayman Islands, but our post-offering memorandum and articles of association do not provide for cumulative voting.

Removal of directors

Under Delaware corporate law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Removal of directors is governed by the terms our post-offering memorandum and articles of association under the laws of the Cayman Islands.

Mergers

Under Delaware corporate law, one or more constituent corporations may merge into and become part of another constituent corporation in a process known as a merger. A Delaware corporation may merge with a foreign corporation as long as the law of the foreign jurisdiction permits such a merger. To effect a merger under Delaware General Corporation Law § 251, an agreement of merger must be properly adopted and the agreement of merger or a certificate of merger must be filed with the Delaware Secretary of State. To be properly adopted, the agreement of merger must be adopted by the board of directors of each constituent corporation by a resolution or unanimous written consent. In addition, the agreement of merger generally must be approved at a meeting of shareholders of each constituent corporation by a majority of the outstanding stock of the corporation entitled to vote, unless the certificate of incorporation provides for a supermajority vote. In general, the surviving corporation assumes all the assets and liabilities of the disappearing corporation or corporations as a result of the merger.

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. To effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement between (i) the company and its creditors or any class of them, or (ii) the company and its shareholders or any class of them, provided that the arrangement is approved by (A) a majority in number of the creditors or any class of creditors and who must in addition represent seventy-five per cent in value of the creditors or class of creditors, as the case may be, with whom the arrangement is to be made, or (B) at least seventy-five per cent in value of the shareholders or class of shareholders, as the case may be, with whom the arrangement is to be made, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court hearing the application for sanction has a wide discretion and is likely to approve the arrangement if it considers the proposed scheme to be fair, taking into account, inter alia, the following matters:

●	the statutory procedural requirements for a scheme of arrangement and the order convening the requisite meeting(s) of creditors and/or shareholders have been duly complied with;

●	the statutory requirements in relation to the requisite approvals have been satisfied;

●	the creditors and/or shareholders have been properly classed and fairly represented at the meeting(s) in question and have been given the necessary information to enable them to meaningfully vote on the proposed scheme;

●	the scheme is proposed by the company in good faith;

●	the requisite majority have approved the scheme, acting bona fide, and there is no “blot” on the scheme (i.e., some material oversight or miscarriage, such as if the class had not been property constituted, or there was material non-disclosure and such non-disclosure was sufficiently serious to undermine the ability of those voting to make a reasonable decision on the merits of the scheme) ; and

●	the arrangement is such that an intelligent and honest man, a member of that class concerned and acting in respect of his interest, might reasonable approve.

Conflicts of interest

Under Delaware corporate law, a contract between a corporation and a director or officer, or between a corporation and any other organization in which a director or officer has a financial interest, is not void as long as (i) the material facts as to our director’s or officer’s relationship or interest are disclosed or known and (ii) either a majority of the disinterested directors authorizes the contract in good faith or the shareholders vote in good faith to approve the contract. Nor will any such contract be void if it is fair to the corporation when it is authorized, approved or ratified by the board of directors, a committee or the shareholders.

Under our post-offering memorandum and articles of association, a director with an interest in a particular transaction will be permitted to vote on it and he or she may also be counted in the quorum present at the meeting.

Transactions with interested shareholders

Delaware corporate law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by that statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that the person becomes an interested shareholder. An interested shareholder generally is a person or group that owns or owned 15% or more of the company’s outstanding voting stock within the past three years. This statute has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the company in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder.

Cayman Islands law has no comparable provision. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that these transactions must be entered into in the bona fide best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; winding up

Under Delaware corporate law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware corporate law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due., by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of rights of shares

Under Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of at least two-thirds (2/3) of the issued shares of that class, or with the sanction of a resolution passed by not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of governing documents

Under Delaware corporate law, with very limited exceptions, a vote of the shareholders of a corporation is required to amend the certificate of incorporation. In addition, Delaware corporate law provides that shareholders have the right to amend the corporation’s bylaws, but the certificate of incorporation may confer such right on our directors of the corporation.

Under the Companies Act and our post-offering memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of non-resident or foreign shareholders

There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Anti-money laundering – Cayman Islands

Under the Cayman Islands laws, in order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases, the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time, or the Regulations. Depending on the circumstances of each application, a detailed verification of identity might not be required where:

●	the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

●	the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

●	the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority, or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data protection (privacy notice) – Cayman Islands

Under the Cayman Islands laws, the privacy notice explains the manner in which we collect, process, and maintain personal data about our investors pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto, or the DPA.

We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to us.

By virtue of your investment in our Company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, or (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

Your personal data shall not be held by our Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into our Company, this will be relevant for those individuals, and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

C.	Material Contracts

The Company has entered into the following material contracts, other than contracts entered into in the ordinary course of business, each of which is described below.

1. Service Agreement with VD Capital Pty. Ltd.

(i)	On October 3, 2025, the Company entered into a service agreement (the “Service Agreement”) with VD Capital Pty. Ltd. (the “Consultant”), pursuant to which the Consultant agreed to provide post-listing consulting and advisory services to the Company. The Service Agreement consists of an engagement letter and three annexes covering the following service areas: (1) capital management and fundraising (Annex A), (2) corporate development (Annex B), and (3) management and business consulting (Annex C).

Services: (a) Annex A – Capital Management and Fundraising (12-month term; fee: $1,250,000) where the services include planning and strategizing post-listing financing options, introducing and liaising with investors, and assisting in financing transaction negotiation and coordination; (b) Annex B – Corporate Development (15-month term; fee: $800,000) where the services include advising on M&A strategy, conducting preliminary due diligence, assisting in term sheet and definitive agreement negotiations, and developing integration roadmaps; and (c) Annex C – Management and Business Consulting (12-month term; fee: $1,600,000) where the services include advising on organisational effectiveness, governance enhancements, go-to-market strategy, operational efficiency, post-IPO performance metrics, and quarterly strategic reviews.

Fees and Limited Refund: The total aggregate fee under the Service Agreement is $3,650,000 and shall serve as an advance against professional services to be rendered over the respective term. If the Consultant fails to deliver any key deliverable within the stated timelines and such failure is not cured within 15 business days after written notice, the Company may terminate for cause and receive a refund of the unearned portion of the fee plus an additional 10% of the unearned amount as liquidated damages. The parties agreed that this amount is a reasonable estimate of the Company’s likely losses and not a penalty.

Termination: Either party may terminate the Service Agreement with thirty days’ written notice (or fourteen days for material breach). Upon termination (other than for the Company’s material breach), any unearned prepaid fees will be refunded on a pro rata basis within 14 days.

Right to Pause: The Company may suspend the engagement after 10 business days’ written notice if the Consultant is not making adequate progress toward any key deliverable. During suspension, the unearned portion of the upfront fee is held as a credit for future services.

Advisory Nature: The Consultant acts in a purely advisory and consultative capacity and is not deemed an executive, officer, director, servant, agent or employee of the Company.

A copy of the Service Agreement is filed as Exhibit 4.1 and is incorporated herein by reference.

2. Service Agreement with Sino Aus Group Pty. Ltd.

On October 5, 2025, the Company entered into a service agreement (“Service Agreement”) with Sino Aus Group Pty. Ltd. (“Service Provider”), pursuant to which the Service Provider agreed to provide capital management consultancy and investor sourcing services in connection with the Company’s post-IPO activities.

Services: Under the Service Agreement, the Service Provider will provide services including post-listing capital fundraising by strategizing on positioning and roadmap, sourcing and screening potential investors, arranging introductory meetings, reviewing term sheets and deal structures, coordinating fundraising activities, assisting in negotiations, and introducing professional advisers as requested.

Fees and Reimbursement: the Company agreed to pay the Service Provider $1,200,000. Any expense exceeding $2,500 per occurrence or event requires the Company’s prior written consent. Total out-of-pocket expenses indemnified by the Company is capped at $10,000 per occurrence or event.

Termination: the Service Agreement has a term of 12 months unless terminated earlier. The Company may terminate the Service Agreement at any time without cause by providing at least 14 calendar days’ written notice to the Service Provider. Either party may terminate for cause if the other party: (i) commits a material breach and fails to cure within 30 days of written notice; (ii) goes into liquidation or has a receiver appointed; or (iii) ceases to be authorized under applicable laws to perform its obligations.

A copy of the Service Agreement is filed as Exhibit 4.2 and is incorporated herein by reference.

3. Service Agreement with Mountain Digital Investment Limited

Between March 26, 2025, and October 9, 2025, the Company entered into three separate service agreements (each, a “Service Agreement”) with Mountain Digital Investment Limited (“Service Provider”), pursuant to which the Service Provider agreed to provide management consultancy and investor sourcing services in connection with the Company’s listing and post-listing activities.

Services: Under the Service Agreements, the Service Provider will provide services including: strategizing on the Company’s positioning and roadmap for capital raising and financing plans, introduction to investors or institutional buyers, securing bridging loans, and post-listing activities including assisting the Company in negotiating transactions and investment terms, guide Company on the choice of suitable financing instruments (equity, preferred shares, convertible bonds, etc.), coordinate and manage the activities of all parties involved in the financing, reviewing internal control systems and providing industry benchmarking analysis, assisting with investor liaison, preparing investment presentation materials, and arranging roadshows.

Fees and Reimbursement: The Company agreed to pay the Service Provider an aggregate service fee of up to $1,360,000, structured as follows:

○	$660,000 under the March 2025 Agreement, payable in 2 milestones: (a) $200,000 within 5 business days following receipt of IPO initial funds; and (b) $460,000 within 5 business days following the completion of net proceeds from the underwriting of IPO shares.

○	$200,000 under the May 2025 Agreement, payable within 3 business days following the Company’s receipt of initial bridging loan.

○	$500,000 under the October 2025 Agreement, payable within 3 business days following signing of the agreement.

Expense Reimbursement: The Company is responsible for all out-of-pocket expenses incurred by the Service Provider. Any individual expense exceeding $2,500 requires the Company’s prior written consent.

Termination: Each Service Agreement has a term of 12 months from its respective date, expiring upon the earlier of the term’s end or the successful listing of the Company. The Company may terminate any Service Agreement at any time without cause by providing at least 14 calendar days’ written notice to the Service Provider. Either party may terminate for cause if the other party: (i) commits a material breach and fails to cure within 30 days of written notice; (ii) goes into liquidation or has a receiver appointed; or (iii) ceases to be authorized under applicable laws to perform its obligations. Upon termination, all accrued fees and expenses remain payable.

Copies of the Service Agreements are filed as Exhibit 4.3, 4.4, 4.5 and are incorporated herein by reference.

4. Loan Agreement with a Shareholder

On October 8, 2025, the Company entered into a short-term, unsecured loan agreement (“Loan Agreement”) with Allen Anthony Peter (“Borrower”) in the principal amount of $712,500. The Borrower is not a related party of the Company, as he beneficially owns less than 5% of the Company’s outstanding common stock and does not serve as a director or executive officer of the Company. The outstanding balance was fully repaid as of June 30, 2026. No amounts remain outstanding under the Loan Agreement as of the date of this filing.

The principal terms of the Loan Agreement are as follows: (a) a one-time fixed fee of $7,000 was due upon repayment of the principal; (b) the loan was set to mature on October 8, 2026. The Borrower may prepay the full amount at any time before maturity without penalty; (c) in the event of non-payment at maturity, interest was to accrue on the overdue balance at a rate of 2% per month until fully satisfied; (d) the Loan Agreement contained customary events of default, including material breaches, payment delinquencies (subject to a 7-business-day grace period), and certain insolvency events. Upon the occurrence of an event of default, the Company could declare all outstanding principal and accrued interest immediately due and payable.

A copy of the Loan Agreement is filed as Exhibit 4.6 and is incorporated herein by reference.

5. Notes Agreement and Related Agreements with a Group of Investors

On March 31, 2026, the Company entered into the following material contracts:

(i)	a Note Purchase Agreement (the “Notes Agreement”) with North Commerce Parkway Capital LP and TQ Master Fund LP (collectively, the “Purchasers” and each, a “Purchaser”), pursuant to which, we issued a senior unsecured Note to each Purchaser (collectively, the “Notes”);

(ii)	a certain Share Purchase Agreement (the “Purchase Agreement”) with RK Capital Management LLC, North Commerce Parkway Capital LP and TQP Holdings LLC (collectively, the “Investor”); and

(iii)	a certain Registration Rights Agreement (the “Registration Rights Agreement”) with the Investor.

Pursuant to the terms and subject to the conditions of the Notes Agreement, we issued notes in an aggregate principal amount of $3.0 million to certain purchasers. The Notes mature in July 1, 2026 and contain customary representations, warranties, conditions and indemnification obligations for us. We received net proceeds of approximately $2.7 million from the issuance of the Notes, of which approximately $0.7 million was used to repay existing outstanding indebtedness, including approximately $0.4 million of unsecured indebtedness incurred following our initial public offering in September 2025 from lenders that included members of management and shareholders, with the remaining proceeds used for transaction expenses and general corporate purposes. The Notes are subject to mandatory prepayment equal to 20% of the gross proceeds of amounts purchased under the Purchase Agreement.

In addition, pursuant to the Purchase Agreement, the Investor has committed to purchase, at our direction and subject to certain conditions and limitations, up to $50.0 million of the Company’s Class A Ordinary Shares over a 36-month period following the effectiveness of a resale registration statement filed with the U.S. Securities and Exchange Commission. Shares sold under the Purchase Agreement will be priced at a discount to market prices determined by reference to either purchase notices or intraday purchase notices, as applicable. We will pay the Investor commitment fees in Ordinary Shares with an aggregate value of up to $500,000 if certain purchase thresholds are met. The Purchase Agreement and related registration rights agreement contain customary representations, warranties, conditions and indemnification obligations, and may be terminated in accordance with their terms. The Company expects to use any proceeds received for general corporate purposes, although it is possible that no shares will be issued under the Purchase Agreement. The Notes and any Ordinary Shares issued in these transactions were or will be offered and sold pursuant to exemptions from registration under Section 4(a)(2) of the Securities Act.

The foregoing descriptions of the Notes Agreement, Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto as Exhibits 4.7, 4.8 and 4.9, respectively, and each of which is incorporated herein by reference.

For further details on our material contracts, please “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry,” “Item 5. Operating and Financial Review and Prospects,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this annual report.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations.”

E.	Taxation

The following summary of material Cayman Islands, Singapore, and the U.S. federal income tax consequences of an investment in our Class A Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of June 30, 2026, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Class A Ordinary Shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Act (Revised) of the Cayman Islands, our Company has obtained an undertaking from the Financial Secretary: (a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to our Company or its operations; and (b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on or in respect of the shares, debentures or other obligations of our Company or by way of withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Act (Revised) of the Cayman Islands. The undertaking for our Company is for a period of 20 years from May 22, 2023.

Payments of dividends and capital in respect of our Class A Ordinary Share will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our Class A Ordinary Shares or on an instrument of transfer in respect of our Class A Ordinary Shares so long as the instrument of transfer is not executed in, brought to, or produced before a court of the Cayman Islands.

Singapore Taxation

The statements made herein regarding taxation are general in nature and based on certain aspects of current tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date of this annual report and are subject to any changes in such laws or administrative guidelines, or in the interpretation of these laws or guidelines, occurring after such date, which could be made on a retrospective basis. These laws and guidelines are also subject to various interpretations and the relevant tax authorities, or the courts could later disagree with the explanations or conclusions set out below. The statements below are not to be regarded as advice on the tax position of any holder of our Class A Ordinary Shares or of any person acquiring, selling or otherwise dealing with our Class A Ordinary Shares or on any tax implications arising from the acquisition, sale or other dealings in respect of our Class A Ordinary Shares. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of our Class A Ordinary Shares and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. Prospective holders of our Shares are advised to consult their own tax advisers as to the Singapore or other tax consequences of the acquisition, ownership of or disposal of our Class A Ordinary Shares. The statements below regarding the Singapore tax treatment of dividends received in respect of our Shares assume that the Company is tax resident in Singapore for Singapore income tax purposes. It is emphasized that neither the Company nor any other persons involved in this annual report accepts responsibility for any tax consequences or liabilities resulting from the subscription for, purchase, holding or disposal of our Shares.

Individual income tax

Individual taxpayers who are Singapore tax residents are subject to tax on income accrued or derived from Singapore. All foreign-sourced income (except for income received through a partnership in Singapore) received on or after January 1, 2004, in Singapore by tax resident individuals will be exempt from tax. Certain Singapore-sourced investment income (such as interest from debt securities) derived by tax resident individuals on or after January 1, 2004, from certain financial instruments (other than income derived through a partnership in Singapore or from the carrying on of a trade, business or profession) will be exempt from tax.

A Singapore tax resident individual is taxed at progressive rates ranging from 0% to a maximum rate of 24.0% after deduction of qualifying personal reliefs where applicable, with effect from the year of assessment 2024.

Non-resident individuals, subject to certain exceptions, are generally subject to income tax on income accrued in or derived from Singapore at a flat rate of 24.0%, with effect from year of assessment 2024 except that Singapore employment income is taxed at 15.0% or at the progressive resident rates, whichever yields a higher tax. However, Singapore does not tax capital gains. A non-resident individual (other than a director) exercising a short-term employment in Singapore for not more than 60 days may be exempt from tax in Singapore.

An individual is regarded as a tax resident in Singapore if in the calendar year preceding the year of assessment, he or she was physically present in Singapore or exercised an employment in Singapore (other than as a director of a company) for 183 days or more, or if he or she ordinarily resides in Singapore except for such temporary absences therefrom as may be reasonable and not inconsistent with a claim by such person to be resident in Singapore.

Corporate income tax

A Singapore tax resident corporate taxpayer is subject to Singapore income tax on:

●	income accrued in or derived from Singapore; and

●	foreign sourced income received or deemed received in Singapore, unless otherwise exempted.

Foreign income in the form of branch profits, dividends and service fee income, or specified foreign income, received or deemed received in Singapore by a Singapore tax resident corporate taxpayer on or after June 1, 2003, are exempted from Singapore tax subject to meeting the qualifying conditions.

A non-Singapore tax resident corporate taxpayer, subject to certain exceptions, is subject to Singapore income tax on income accrued in or derived from Singapore and on foreign income received or deemed received in Singapore.

A company is regarded as tax resident in Singapore if the control and management of the company’s business is exercised in Singapore. In general, control and management of the company is vested in its board of directors and therefore if the board of directors meets and conducts the company’s business in Singapore, the company will be regarded as tax resident in Singapore.

The corporate tax rate in Singapore is 17.0% with effect from the Year of Assessment 2010 after allowing partial tax exemption on the first S$300,000 of a company’s chargeable income as follows:

●	75.0% of up to the first S$10,000 of a company’s chargeable income (excluding Singapore franked dividends); and

●	50.0% of up to the next S$290,000 of a company’s chargeable income (excluding Singapore franked dividends).

With effect from year of assessment 2020, the partial tax exemption scheme will be limited to the first S$200,000 (instead of S$300,000) of the normal chargeable income –75.0% of the first S$10,000 and 50.0% of the next S$190,000.

Further, new start-up companies will, subject to certain conditions, be eligible for full tax exemption on their normal chargeable income (other than Singapore dividends) of up to S$100,000 and 50.0% tax exemption on up to the next S$200,000 of normal chargeable income in each of the company’s first three consecutive years of assessment. The remaining chargeable income (after the tax exemption) will be taxed at the applicable corporate tax rate. With effect from the year of assessment 2020, the tax exemption scheme for new start-up companies will be limited to the first S$200,000 (instead of S$300,000) of the normal chargeable income. The tax exemption on the first S$100,000 will also be reduced from 100.0% to 75.0%.

Dividend distributions

Dividends received in respect of our Class A Ordinary Shares by either Singapore tax resident or non-Singapore tax resident taxpayers are not subject to Singapore withholding tax, even if paid to non-Singapore resident shareholders. Currently, (subject to certain transitional rules), Singapore has adopted the “One-Tier” Corporate Tax System. Under this one-tier system, the tax collected from corporate profits is the final tax and our company can pay tax exempt (1-tier) dividends which are tax exempt in the hands of the shareholder, regardless of the tax residence status or the legal form of the shareholder.

Capital gains tax

Under current Singapore tax law, there is no tax on capital gains. Any profits from the disposal of our Class A Ordinary Shares would not ordinarily be taxable in Singapore to the extent that such gains are considered capital in nature and do not fall within the ambit of Section 10L of the Income Tax Act (“ITA”). However, there are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. If the gains from the disposal of Class A Ordinary Shares are construed to be of an income nature, they may be subject to Singapore income tax, particularly where they arise from activities that constitute the carrying on of a trade or business in Singapore. Such gains may also be considered income in nature, even if they do not arise from an activity in the ordinary course of trade or business, if the shares were purchased with the intention or purpose of making a profit by sale rather than holding for long-term investment purposes.

Subject to Section 10L of the ITA and specified exceptions, Section 13W of the ITA provides for certainty on the non-taxability of gains derived by a corporate taxpayer from the disposal of qualifying equity investments, subject to the applicable statutory conditions and exclusions. For disposals made on or after January 1, 2026, the exemption remains subject to the applicable statutory conditions and exclusions, including the prescribed shareholding and holding period requirements. The scope of the exemption has been expanded to include certain preference shares accounted for as equity by the investee company under the applicable accounting principles, and the prescribed shareholding threshold may, in certain circumstances, be assessed on a group basis.

The “safe harbor” rules under Section 13W will not apply to certain scenarios, including where the divesting company is in the business of trading or holding Singapore immovable properties (excluding property development) or where the shares are not listed on a stock exchange and the company fails the relevant asset-based tests.

Under Section 10L of the ITA, which came into effect on January 1, 2024, gains received in Singapore by an entity of a “relevant group” from the sale or disposal of any movable or immovable property outside Singapore (foreign assets) will be treated as income chargeable to tax under certain circumstances. Registered shares are deemed to be foreign assets if the register is located outside Singapore. If our shares are deemed to be foreign assets, gains from their disposal will be subject to tax if a relevant group entity (other than an “excluded entity” that maintains adequate economic substance in Singapore) disposes of such shares on or after January 1, 2024.

As the precise status of each investor will vary from one another, each investor should consult an independent tax advisor on the Singapore income tax and other tax consequences applicable to them, particularly if they receive gains in Singapore from the disposal of our shares.

Adoption of FRS 109 or SFRS(I) 9 for Singapore Income Tax Purposes In addition, shareholders who apply, or who are required to apply, Financial Reporting Standard 109 (“FRS 109”) or Singapore Financial Reporting Standard (International) 9 (Financial Instruments) (“SFRS(I) 9”) (as the case may be), for the purposes of Singapore income tax may be required to recognize gains or losses (not being gains or losses in the nature of capital) in accordance with the provisions of FRS 109 or SFRS(I) 9 (as modified by the applicable provisions of Singapore income tax law) even though no sale or disposal of our Class A Ordinary Shares is made.

Section 34A of the ITA provides for the tax treatment for financial instruments in accordance with FRS 39 (subject to certain exceptions and “opt out” provisions) for taxpayers who are required to comply with FRS 39 for financial reporting purposes. The IRAS has also issued a circular entitled “Income Tax Implications Arising from the Adoption of FRS 39 — Financial Instruments: Recognition and Measurement”. FRS 109 or SFRS(I) 9 (as the case may be) is mandatorily effective for annual periods beginning on or after January 1, 2018, replacing FRS 39. Section 34AA of the ITA requires taxpayers who comply or who are required to comply with FRS 109 or SFRS(I) 9 (as the case may be) for financial reporting purposes to calculate their profit, loss or expense for Singapore income tax purposes in respect of financial instruments in accordance with FRS 109 or SFRS(I) 9 (as the case may be), subject to certain exceptions. The IRAS has also issued a circular entitled “Income Tax: Income Tax Treatment Arising from Adoption of FRS 109 — Financial Instruments”.

Singapore corporate shareholders who may be subject to the above-mentioned tax treatment should consult their own accounting and tax advisors regarding the Singapore income tax consequences of their acquisition, holding and disposal of our Class A Ordinary Shares.

Bonus Shares

Under current Singapore tax law and practice, a capitalization of profits followed by the issue of new shares, credited as fully paid, pro rata to shareholders, or bonus issue, does not represent a distribution of dividends by a company to its shareholders. Therefore, a Singapore resident shareholder receiving shares by way of a bonus issue should not have a liability to Singapore tax.

When a dividend is to be satisfied wholly or in part in the form of an allotment of our Class A Ordinary Shares credited as fully paid, the dividend declared will be treated as income to its shareholders. Similarly, when shareholders are given the right to elect to receive an allotment of our Class A Ordinary Shares credited as fully paid in lieu of cash, the dividend declared will be treated as exempt (one-tier) dividend income and will not be subject to Singapore tax.

Stamp duty

There is no stamp duty payable on the subscription, allotment or holding of our Class A Ordinary Shares.

Stamp duty is payable on the instrument of transfer of our Class A Ordinary Shares at the rate of 0.2% of the consideration paid or market value of our Class A Ordinary Shares, whichever is higher.

The purchaser is liable for stamp duty, unless there is an agreement to the contrary. No stamp duty is payable if no instrument of transfer is executed (such as in the case of scripless shares, the transfer of which does not require instruments of transfer to be executed) or if the instrument of transfer is executed outside Singapore. However, stamp duty may be payable if the instrument of transfer which is executed outside Singapore is subsequently received in Singapore.

Goods and services tax

Goods and services tax, or GST, in Singapore is a consumption tax that is levied on import of goods into Singapore, as well as nearly all supplies of goods and services in Singapore at a prevailing rate of 9.0%.

Estate duty

With effect from February 15, 2008, Singapore estate duty has been abolished.

Shareholders, whether domiciled in Singapore or not, should consult their own tax advisors regarding the Singapore tax and estate duty consequences of their acquisition, ownership and/or disposal of our Class A Ordinary Shares.

United States Federal Income Tax Considerations

The following is a discussion of certain material U.S. federal income tax considerations relating to the acquisition, ownership, and disposition of our Class A Ordinary Shares by a U.S. Holder, as defined below, that acquires our Class A Ordinary Shares and holds our Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based on existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for U.S. federal income tax purposes) and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 5% or more of our voting shares, investors that hold their Class A Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the U.S. federal income tax laws, including any state, local, alternative minimum tax or non-U.S. tax considerations, or the Medicare tax on unearned income. Each potential investor is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in our Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the U.S., (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the U.S. or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Class A Ordinary Shares are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

The discussion set forth below is addressed only to U.S. Holders that purchase Class A Ordinary Shares. Prospective purchasers are urged to consult their own tax advisors about the application of U.S. federal income tax law to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A Ordinary Shares.

Taxation of dividends and other distributions on our Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, distributions of cash or other property made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the U.S., or we are eligible for the benefits of an approved qualifying income tax treaty with the U.S. that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this annual report.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of dispositions of Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. The gain or loss will generally be treated as U.S.-source income or loss for foreign tax credit purposes. U.S. Holders that sell Class A Ordinary Shares for an amount denominated in a non-U.S. currency should consult their tax advisers regarding the exchange rate at which the amount received should be translated to U.S. dollars, and whether any U.S.-source foreign currency gain or loss may be required to be recognized as a result of the sale. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive foreign investment company

A non-U.S. corporation is considered a Passive Foreign Investment Company, or PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held to produce passive income (the “asset test”).

Passive income generally includes dividends, interest, rents, and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, the value of our assets must be determined based on the market value of our Class A Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the composition of our assets, including assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held to produce passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares s cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets. A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the NYSE American Market. If the Class A Ordinary Shares are regularly traded on the NYSE American Market and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election.

If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Class A Ordinary Shares when inherited from a decedent that was previously a holder of our Class A Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A Ordinary Shares, or a mark-to-market election and ownership of those Class A Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Class A Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We also make available on our website, free of charge, our annual report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is https://investor.knorex.com/. The information on, or that can be accessed through, our website is not part of this annual report.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Refer to Item 5. Operating and Financial Review and Prospects.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Not applicable. Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-283112) in relation to our initial public offering, which was declared effective by the SEC on September 29, 2025. In September 2025, we completed our initial public offering in which we issued and sold an aggregate of 3,000,000 Class A Ordinary Shares, resulting in gross proceeds to us of approximately US$12 million. As disclosed in the Form F-1, the expenses of the offering were estimated at US$1.2 million and our net proceeds from the initial public offering were approximately US$10.8 million.

We used the net proceeds received from our initial public offering for (i) US$3.56 million to two consultants for consulting services including business management consulting, and M&A corporate development; (ii) US$2.45 million to two consultants for post-IPO fundraising strategic consulting services; (iii) US$2.2 million for repayment of shareholder and external party loans; and the balance for (iv) new addition and enhancement to our products and working capital and general corporate purposes. We are exploring different sales strategy and channel that are more cost efficient instead of relying on recruitment of new salespersons upon our management review.

ITEM 15. CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) under the Exchange Act, as of December 31, 2025. Based upon that evaluation, our management, with the participation of our Principal Executive Officer and our Principal Financial Officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

B.	Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C.	Attestation Report of the Registered Public Accounting Firm

Not applicable. See Item 15.B above.

D.	Changes in Internal Control Over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Lu Liu, an independent director (under the standards set forth in NYSE Listed Company Manual Section 303.01 and Rule 10A-3 under the Exchange Act), is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics applicable to our directors, officers and employees. Our Code of Conduct is available on our website at https://investor.knorex.com/board-committees/. We seek to conduct business ethically, honestly and in compliance with applicable laws and regulations. Our Code of Ethics sets out the principles designed to guide our business practices with integrity, respect and dedication. The code applies to all of our directors, officers and employees. We expect our business partners to follow the principles set forth in the code when providing goods and services to us or acting on our behalf. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of, this annual report.

We intend to disclose any amendment to our Code of Ethics or any waivers of its requirements, in our annual report on Form 20-F. For the year ended December 31, 2025, we did not grant any waiver, including any implicit waiver, from any provision of the Code of Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Assentsure PAC, our principal external auditors, for the year ended December 31, 2025 and by Kreit & Chiu CPA LLP for the year ended December 31, 2024. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2025	2024
	US$	US$
Audit fees(1)	267,000	227,017
Audit-related fees(2)	-	-
Tax fees(3)	1,635	1,543
Total	268,635	228,560

Notes:

(1)	Represents the aggregate fees billed for the audit work performed each fiscal year necessary to allow the auditor to issue an opinion on our financial statements and to issue an opinion on the local statutory financial statements. Audit fees also include services such as reviews of semi-annual financial results and limited review procedures of semi-annual financial results.

(2)	Represents the aggregate fees billed for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements or for services that were traditionally performed by the external auditor.

(3)	Represents the aggregate fees billed for professional services rendered for tax compliance, tax advice, and tax planning.

The policy of our audit committee is to pre-approve all audit and other service provided by Assentsure PAC as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On November 26, 2025, our Audit Committee approved the dismissal of Kreit & Chiu CPA LLP (“K&C”) as the Company’s independent registered public accounting firm, effective November 26, 2025, and appointed Assentsure PAC (“Assentsure”) as the new independent registered public accounting firm for the fiscal year ending December 31, 2025. Assentsure was formally engaged on November 26, 2025.

The reports of K&C on the consolidated financial statements of the Company and its subsidiaries as of December 31, 2024 and 2023, and for each of the years in the two-year period ended December 31, 2024, contained no adverse opinion or disclaimer of opinion and were not qualified except for the inclusion of an emphasis of the Company’s going concern uncertainty.

During the fiscal years ended December 31 2024 and 2023, and the subsequent period through November 26, 2025, there were (i) no “disagreements” (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F) between us and K&C on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of K&C, would have caused K&C to make reference to the subject matter of the disagreement in K&C’s reports on our consolidated financial statements and our subsidiaries for such years, and (ii) no “reportable events” (as that term is defined in Item 16F(a)(1)(v) of Form 20-F).

We provided K&C with a copy of the disclosures made in the Form 6-K and requested that K&C furnish it with a letter addressed to the SEC stating whether or not K&C agrees with the above disclosures and, if not, stating the respects in which K&C does not agree. A copy of K&C’s letter to the SEC, dated December 31, 2025, is furnished herewith as Exhibit 23.2.

During the fiscal years ended December 31, 2024 and 2023, and the subsequent period through November 26, 2025, neither us nor anyone on its behalf consulted with Assentsure regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements and neither a written report nor oral advice was provided to us that Assentsure concluded was an important factor considered by us in reaching a decision as to accounting, auditing or financial reporting issues, (iii) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions), or (iv) any reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

ITEM 16G. CORPORATE GOVERNANCE

We qualify as a foreign private issuer within the meaning of the rules under the Exchange Act and are therefore exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q and current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD. For more details on related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Securities— We qualify as a foreign private issuer within the meaning of the rules under the Exchange Act and are therefore exempt from certain provisions applicable to United States domestic public companies.”

In addition, we are exempt from certain corporate governance requirements of the NYSE American by virtue of being a foreign private issuer. We intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the NYSE American that listed companies must have for as long as we qualify as a foreign private issuer including: (i) provide an annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the NYSE American; (ii) have regularly scheduled executive sessions with only independent directors; or (iii) seek shareholder approval for (a) the implementation and material revisions of the terms of share incentive plans; (b) the issuance of more than 1% of our outstanding ordinary shares or more than 1% of our outstanding voting power to a related party; (c) the issuance of more than 20% of our outstanding ordinary shares; and (d) an issuance that would result in a change of control.

Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under NYSE American corporate governance listing standards.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading compliance policy governing the purchase, sale, and other dispositions of our securities by our officers, directors, and employees, that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards. A copy of our insider trading compliance policy has been filed as Exhibit 11.2 to this annual report. In addition, the Company has adopted Rule 10b5-1 Trading Plan Guidelines to provide a framework for directors, officers, and other eligible individuals to establish trading plans in compliance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.

Our board of directors has also adopted an incentive compensation recoupment policy, the form of which is furnished as Exhibit 97.1 to this annual report.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

The Company maintains a multi-layered cybersecurity risk management framework designed to identify, assess, and mitigate cybersecurity risks across its systems and operations. This framework includes continuous system monitoring, role-based access controls, and regular training for new and existing employees, on data protection and cybersecurity awareness.

The Company is certified under ISO/IEC 27001, the international standard for information security management systems, and undergoes annual audits and recertification by independent accredited certification bodies to ensure ongoing compliance with the standard and the effectiveness of its information security controls.

Oversight of cybersecurity risks is integrated into the Company’s enterprise risk management framework. The Company maintains a dedicated cybersecurity task force that includes key executive members overseeing the effort in monitoring cybersecurity threats, coordinating incident response activities, and escalating material cybersecurity risks to senior management and the Board of Directors, as appropriate. The Board of Directors receives updates regarding significant cybersecurity risks, incidents, and mitigation measures.

Governance

The board of directors is ultimately responsible for overseeing the Company’s cybersecurity risk management and being informed on risks from cybersecurity threats. The audit committee periodically reviews our cybersecurity risks and controls with management and our external auditor (as appropriate).

At the management level, we have established a cyber security steering committee, which consists of two top executives, the general counsel, and is chaired by the head of the information security office. Our Director of Technology and Product Operations and Information Security Manager are responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into the Company’s overall risk management strategy, and communicating key priorities to relevant personnel. Our cyber security steering committee reports to the board of directors on a periodic basis regarding its assessment, identification and management on material risks from cybersecurity threats happened in the ordinary course of our business operations. If a cybersecurity incident occurs, our information security office, together with relevant members of the internal security incident response team, will organize relevant personnel for internal assessment and, depending on the situation, may seek the opinions of external experts and/or legal advisors. If it is determined that the incident could potentially be a material cybersecurity event, the investigation and assessment results will be reported by the cyber security steering committee to the audit committee and/or the board of directors who will provide assistance on determining the relevant response measures and whether any disclosure is necessary. If such disclosure is determined to be necessary, the cyber security steering committee will prepare disclosure materials for review and approval by the board of directors before it is disseminated to the public.

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide consolidated financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of KNOREX LTD. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.1 on Form F-1 filed with the SEC on November 12, 2024).
2.1	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.1 on Form F-1/A filed with the SEC on January 15, 2025).
2.2*	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934.
4.1*	Service Agreement dated October 3, 2025 with VD Capital Pty. Ltd.
4.2*	Service Agreement dated October 5, 2025 with Sino Aus Group Pty. Ltd.
4.3*	Service Agreement dated March 26, 2025 with Mountain Digital Investment Limited.
4.4*	Service Agreement dated March 15, 2025 with Mountain Digital Investment Limited.
4.5*	Service Agreement dated October 9, 2025 with Mountain Digital Investment Limited.
4.6*	Loan Agreement dated October 8, 2025 with PETER ANTHONY ALLEN.
4.7	Note Purchase Agreement dated March 31, 2026 with North Commerce Parkway Capital LP and TQ Master Fund LP (incorporated herein by reference to Exhibit 10.1 on Form 6-K filed with the SEC on April 2, 2026).
4.8	Share Purchase Agreement dated March 31, 2026 with RK Capital Management LLC, North Commerce Parkway Capital LP and TQP Holdings LLC. (incorporated herein by reference to Exhibit 10.2 on Form 6-K filed with the SEC on April 2, 2026).
4.9	Registration Rights Agreement dated March 31, 2026 with RK Capital Management LLC, North Commerce Parkway Capital LP and TQP Holdings LLC. (incorporated herein by reference to Exhibit 10.3 on Form 6-K filed with the SEC on April 2, 2026).
4.10	Form of the Representative’s Warrants (incorporated herein by reference to Exhibit 4.2 on Form F-1/A filed with the SEC on August 21, 2025).
4.11	Form of Indemnification Agreement with the Registrant’s directors (incorporated herein by reference to Exhibit 10.1 on Form F-1/A filed with the SEC on January 15, 2025).
4.12	Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.2 on Form F-1/A filed with the SEC on January 15, 2025).
4.13	Sales Director Agreement dated June 23, 2019 between KNOREX Inc. and TransAccel, LLC (incorporated herein by reference to Exhibit 10.3 on Form F-1 filed with the SEC on November 12, 2024).
4.14	Amendment 1 dated September 28, 2019 to Sales Director Agreement dated June 23, 2019 between KNOREX Inc. and TransAccel, LLC (incorporated herein by reference to Exhibit 10.4 on Form F-1 filed with the SEC on November 12, 2024).
4.15	Master Service Agreement dated December 29, 2020 between KNOREX Inc. and its largest customer (incorporated herein by reference to Exhibit 10.5 on Form F-1 filed with the SEC on November 12, 2024).
4.16	Addendum 1 dated March 15, 2021 to Master Service Agreement dated December 29, 2020 between KNOREX Inc. and its largest customer (incorporated herein by reference to Exhibit 10.6 on Form F-1 filed with the SEC on November 12, 2024).
4.17	Addendum 2 dated March 24, 2021 to Master Service Agreement dated December 29, 2020 between KNOREX Inc. and its largest customer (incorporated herein by reference to Exhibit 10.7 on Form F-1 filed with the SEC on November 12, 2024).
4.18	Addendum 3 dated May 15, 2023 to Master Service Agreement dated December 29, 2020 between KNOREX Inc. and its largest customer (incorporated herein by reference to Exhibit 10.8 on Form F-1 filed with the SEC on November 12, 2024).
4.19	Addendum 4 dated January 25, 2024 to Master Service Agreement dated December 29, 2020 between KNOREX Inc. and its largest customer (incorporated herein by reference to Exhibit 10.9 on Form F-1 filed with the SEC on November 12, 2024).
4.20	2024 Share Incentive Plan (incorporated herein by reference to Exhibit 10.10 on Form F-1/A filed with the SEC on January 15, 2025).
4.21	Call Option Agreement between Founders and Raffles Venture (Direct) Pte. Limited dated March 11, 2016 as amended by an addendum dated March 10, 2021 (incorporated herein by reference to Exhibit 99.2 on Form F-1 filed with the SEC on November 12, 2024).
8.1*	Subsidiaries of the registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 on Form F-1 filed with the SEC on November 12, 2024).
11.2*	Insider Trading Policy
12.1*	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23.2	Copy of Kreit & Chiu CPA LLP to the SEC, dated December 31, 2025 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed on December 31, 2025).
97.1*	Incentive Compensation Recoupment Policy
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File – the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KNOREX LTD.

	By:	/s/ Khar Heng Choo
	Name:	Khar Heng Choo
Date: August 18, 2026	Title:	Chief Executive Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

KNOREX LTD.

Assentsure PAC UEN – 201816648N 180B Bencoolen Street #03-01 The Bencoolen Singapore 189648 http://www.assentsure.com.sg

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Shareholders and Board of Directors of

Knorex Ltd. and its subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Knorex Ltd. and its subsidiaries (collectively the “Company”) as of December 31, 2025, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the consolidated results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. As discussed in Note 2 to the financial statements, the Company had a working capital deficit of approximately US$7.7 million and an accumulated deficit of approximately US$62.2 million as of December 31, 2025. The Company also incurred a net loss of approximately US$11.5 million and had an operating cash outflow of approximately US$10.4 million for the year ended December 31, 2025. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding this matter are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the PCAOB’s standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not to express an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included, on a test basis, examining evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

As described in Note 10 to the consolidated financial statements, the Company has significant balances and transactions with its related party during the fiscal year ended December 31, 2025. These transactions were conducted in accordance with pricing arrangements agreed between the Company and the respective related party. We draw attention to these transactions due to their significance and potential relevance to users’ understanding of the consolidated financial statements. Our opinion is not modified in respect of this matter.

/s/ Assentsure PAC

Assentsure PAC

Singapore

August 18, 2026

PCAOB ID: 6783

We have served as the Company’s auditor since 2025.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Knorex Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Knorex Ltd. as of December 31, 2024, and the related consolidated statements of operations and comprehensive loss, consolidated statements of change in shareholders’ equity (deficit), and consolidated statements of cash flows for the years ended December 31, 2024 and 2023, and the related notes to the financial statements (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Knorex Ltd. as of December 31, 2024, and the results of its operations and its cash flows for the years ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the entity has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to Knorex Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Knorex Ltd. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Kreit & Chiu CPA LLP

We served as Knorex Ltd.’s auditor from 2022 to 2025.

Los Angeles, California

June 12, 2025

KNOREX LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(Stated in U.S. Dollars, unless stated otherwise)

	December 31,	December 31,
	2025	2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$129,104	$824,728
Accounts receivable, net	1,146,716	1,880,941
Other receivables	306,218	471,271
Loan receivables	400,872	-
Prepayments and other current assets	899,042	299,647
Prepayments – related party	2,777,500	-
Total Current Assets	5,659,452	3,476,587

NON-CURRENT ASSETS
Property and equipment, net	11,600	22,866
Operating right-of-use asset	101,083	137,010
Capitalized software development costs	1,184,706	1,270,369
Deferred offering costs	-	517,938
Total Non-Current Assets	1,297,389	1,948,183
Total Assets	$6,956,841	$5,424,770

LIABILITIES AND SHAREHOLDERS’ DEFICIT

CURRENT LIABILITIES
Bank loans	$188,950	$482,454
Short-term loans - third parties	4,166,615	2,219,102
Short-term loans - related parties	255,620	271,441
Accounts payable	2,476,037	2,488,675
Other payables and accrued liabilities	3,716,637	2,045,594
Other payables - related parties	137,896	20,111
Deferred revenue	22,139	29,120
Operating lease liabilities	31,238	28,840
Convertible notes	2,332,529	1,900,965
Total Current Liabilities	13,327,661	9,486,302

NON-CURRENT LIABILITIES
Bank loans	24,252	178,535
Deferred tax liabilities	3,004	-
Operating lease liabilities	75,306	111,933
Employee benefit obligations	9,545	-

Total Liabilities	$13,439,768	$9,776,770

COMMITMENTS AND CONTINGENCIES (NOTE 16)

SHAREHOLDERS’ DEFICIT
Ordinary shares, Class A, $0.0005 par value, 90,000,000 shares authorized, 25,642,538 and 22,477,825 shares issued and outstanding as of December 31, 2025 and 2024, respectively	12,822	11,240
Ordinary shares, Class B, $0.0005 par value, 10,000,000 shares authorized, 4,780,575 shares issued and outstanding as of December 31, 2025 and 2024	2,390	2,390
Additional paid-in capital	56,699,173	45,914,112
Accumulated deficit	(62,186,087)	(49,416,584)
Accumulated other comprehensive loss	(1,012,482)	(863,282)
Total KNOREX Ltd. Shareholders’ Deficit	(6,484,184)	(4,352,124)

Noncontrolling interests	1,257	124
Total Shareholders’ Deficit	(6,482,927)	(4,352,000)

Total Liabilities and Shareholders’ Deficit	$6,956,841	$5,424,770

The accompanying notes are an integral part of these consolidated financial statements.

KNOREX LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Stated in U.S. Dollars, unless stated otherwise)

	For the Years Ended
	December 31,	December 31,	December 31,
	2025	2024	2023

REVENUES	$6,038,542	$10,820,365	$8,725,816

COST OF REVENUES	(3,093,432)	(6,298,166)	(5,496,119)

GROSS PROFIT	2,945,110	4,522,199	3,229,697

OPERATING EXPENSES:
Platform operations	(2,630,019)	(2,758,292)	(3,598,134)
Sales and marketing	(2,411,277)	(2,979,014)	(3,306,652)
Technology and development	(2,476,724)	(2,608,355)	(2,049,444)
General and administrative	(4,817,540)	(1,684,706)	(2,233,762)
Total Operating Expenses	(12,335,560)	(10,030,367)	(11,187,992)

LOSS FROM OPERATIONS	(9,390,450)	(5,508,168)	(7,958,295)

OTHER (EXPENSE) INCOME
Interest expense, net	(1,965,445)	(317,727)	(135,522)
Amortization of discount on debt instrument	(218,805)	(28,519)	(28,376)
Foreign exchange (loss) gain, net	(7,302)	(53,095)	47,252
Other income, net	140,444	82,121	143,408
Total Other Expense, net	(2,051,108)	(317,220)	26,762

LOSS BEFORE INCOME TAXES	(11,441,558)	(5,825,388)	(7,931,533)

PROVISION FOR INCOME TAXES	(103,616)	(58,223)	(33,239)

NET LOSS	(11,545,174)	(5,883,611)	(7,964,772)

Less: Net (loss)/gain attributable to non-controlling interest	(1,316)	(540)	3,248

NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS OF KNOREX LTD.	$(11,546,490)	$(5,884,151)	$(7,961,524)

NET LOSS	$(11,545,174)	$(5,883,611)	$(7,964,772)

Foreign currency translation adjustment	(149,383)	43,316	(203,829)

TOTAL COMPREHENSIVE LOSS	(11,694,557)	(5,840,295)	(8,168,601)

Less: Comprehensive income attributable to noncontrolling interest	1,133	310	(3,508)

COMPREHENSIVE LOSS ATTRIBUTABLE TO KNOREX LTD.	$(11,695,690)	$(5,840,605)	$(8,165,093)

WEIGHTED AVERAGE NUMBER OF CLASS A ORDINARY SHARES AND CLASS B ORDINARY SHARES*
Basic and diluted	28,183,490	27,075,471	24,407,221

LOSS PER SHARE*
Basic and diluted	$(0.41)	$(0.22)	$(0.33)

*	Giving retroactive effect to the 1-for-20 share split effected on February 26, 2024 and additional issuance of 22,477,825 Class A Ordinary Shares and 4,780,575 Class B Ordinary Shares effected on September 30, 2024 as part of the reverse capitalization consideration (Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

KNOREX LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Stated in U.S. Dollars, unless stated otherwise)

	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Accumulated	Accumulated other comprehensive	Non-controlling	Total shareholders’ equity
	Shares*	Capital	Shares*	Capital	capital	deficit	loss	interest	(deficit)
BALANCE, December 31, 2022	16,982,375	$8,492	4,780,575	$2,390	$27,852,896	$(35,570,909)	$(703,259)	$3,322	(8,407,068)
Net loss	-	-	-	-	-	(7,961,524)	-	(3,248)	(7,964,772)
Issuance of ordinary shares under a subscription agreement	1,814,075	907	-	-	8,166,403	-	-	-	8,167,310
Issuance of ordinary shares through convertible notes conversion	2,553,700	1,277	-	-	8,047,343	-	-	-	8,048,620
Issuance of ordinary shares through exercise of warrants	317,250	159	-	-	511,269	-	-	-	511,428
Foreign currency translation adjustment	-	-	-	-	-	-	(203,569)	(260)	(203,829)
BALANCE, December 31, 2023	21,667,400	10,835	4,780,575	2,390	44,577,911	(43,532,433)	(906,828)	(186)	151,689
Net loss	-	-	-	-	-	(5,884,151)	-	540	(5,883,611)
Issuance of ordinary shares through exercise of warrants	810,425	405	-	-	1,336,201	-	-	-	1,336,606
Foreign currency translation adjustment	-	-	-	-	-	-	43,546	(230)	43,316
BALANCE, December 31, 2024	22,477,825	11,240	4,780,575	2,390	45,914,112	(49,416,584)	(863,282)	124	(4,352,000)
Net loss	-	-		-	-	(11,546,490)	-	1,316	(11,545,174)
Issuance of ordinary shares through initial public offering	3,000,000	1,500	-	-	9,163,837	-	-	-	9,165,337
Issuance of ordinary shares through exercise of warrants	164,713	82	-	-	202,376	-	-	-	202,458
Incremental fair value on modification of warrants	-	-	-	-	1,223,013	(1,223,013)	-	-	-
Issuance of warrants	-	-	-	-	195,835	-	-	-	195,835
Foreign currency translation adjustment	-	-	-	-	-	-	(149,200)	(183)	(149,383)
BALANCE, December 31, 2025	25,642,538	$12,822	4,780,575	$2,390	$56,699,173	$(62,186,087)	$(1,012,482)	$1,257	$(6,482,927)

*	Giving retroactive effect to the 1-for-20 share split effected on February 26, 2024 and additional issuance of 22,477,825 Class A Ordinary Shares and 4,780,575 Class B Ordinary Shares effected on September 30, 2024 as part of the reverse capitalization consideration (Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

KNOREX LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in U.S. Dollars, unless stated otherwise)

	For the Years Ended
	December 31,	December 31,	December 31,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(11,545,174)	$(5,883,611)	$(7,964,772)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	17,251	21,136	14,121
Amortization of operating right-of-use assets	30,407	69,952	39,996
Amortization of discount on debt instrument	218,805	28,519	28,376
Amortization of capitalized software development costs	794,047	744,993	592,458
Interest expenses	314,096	87,366	-
Allowance for credit losses	30,358	125,651	41,605
Gain from disposal of equipment	-	(59)	(409)
Deferred tax expenses	3,114	-	-
Change in operating assets and liabilities:
Accounts receivable	703,868	(381,472)	154,702
Other receivables	159,897	(291,497)	33,237
Other receivables - related parties	-	35,966	(35,389)
Prepayments and other current assets	(601,877)	(1,478)	139,669
Prepayments – related party	(2,777,500)	-	-
Accounts payable	(12,248)	(286,625)	981,220
Other payables and accrued liabilities	2,154,760	724,177	575,978
Other payables - related parties	118,114	(177,276)	158,646
Deferred revenue	(6,981)	(97,633)	(229,263)
Operating lease liabilities	(28,459)	(67,603)	(38,429)
Employee benefit obligations	9,896	-	-
Net cash used in operating activities	(10,417,626)	(5,349,494)	(5,508,254)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of equipment	(6,139)	(12,762)	(2,451)
Capitalized software development costs	(708,384)	(853,999)	(875,768)
Loan to a third party	(712,500)	-	-
Repayment of loan by a third party	311,628	-	-
Net cash used in investing activities	(1,115,395)	(866,761)	(878,219)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary shares	-	-	8,167,310
Proceeds from initial public offering	12,000,000	-	-
Payments for initial public offering costs	(2,316,725)	-	-
Payments of deferred offering costs	-	(52,438)	(354,790)
Proceeds from convertible notes	127,853	1,813,599	-
Proceeds from exercise of warrants	202,458	1,336,606	511,428
Proceeds from short-term loan - third parties	3,845,186	2,379,102	-
Repayments of short-term loan - third parties	(1,897,673)	(160,000)	-
Proceeds from short-term loan - related parties	411,576	271,441	-
Repayments of short-term loan - related parties	(427,398)	-	-
Repayments of secured borrowings – recourse factoring liabilities	(471,537)	-	-
Proceeds of bank loans	-	67,430	-
Repayments of bank loans	(491,666)	(534,077)	(475,294)
Net cash provided by financing activities	10,982,074	5,121,663	7,848,654
EFFECT OF EXCHANGE RATE CHANGES	(144,677)	56,539	(111,119)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(695,624)	(1,038,053)	1,351,062
CASH AND CASH EQUIVALENTS, beginning of the year	824,728	1,862,781	511,719
CASH AND CASH EQUIVALENTS, end of the year	$129,104	$824,728	$1,862,781
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	$87,793	$29,525	$33,239
Cash paid for interest	$190,200	$31,811	$134,208
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Initial recognition of operating right-of-use assets and lease liabilities	$-	$169,434	$66,927
Issuance of warrants	$195,835	$277,609	$-
Incremental fair value on modification of warrants	$1,223,013	$-	$-
Conversion of convertible notes and accrued interest into ordinary shares	$-	$-	$8,048,620
Deferred offering cost charged to additional paid-in capital upon the initial public offering	$1,874,663	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

KNOREX LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars, unless stated otherwise)

Note 1– Nature of business and organization

The Company is an exempted company incorporated on May 9, 2023 in Cayman Islands. The Company has no substantial operations other than holding all the outstanding share capital of its subsidiaries. The Company, through its subsidiaries, is a technology company that provides a new category of online advertising software called Advertising Management and Execution (AMX) system. The Company’s flagship product — KNOREX XPOSM, is a suite of cloud-based AMX software applications that provide marketers an integrated management of digital advertising to streamline workflow and enhance advertising efficiency, aided by AI/ML for intelligent automation and scaling. XPO lets marketers manage and control core mission-critical online advertising processes all in one place — manual or AI-assisted advertisements creation, management of data feeds for use in advertising creatives, activation of omni-channel advertising campaigns, acquisition of audience data from data marketplaces, optimization of cross-channel advertising campaigns performance, data management, advertising trackers/pixels management for tracking and measurement, consolidation of disparate data and reporting across multiple channels and platforms, accounts reconciliation and billing management.

The Company undertook a reverse recapitalization on September 30, 2024 (“Reorganization”) through entering into a restructuring agreement with the shareholders of KNOREX SG, resulting in the shareholders of KNOREX SG and certain other persons becoming 100% shareholders of the Company. As of the date of this prospectus, the Reorganization was completed and the Company now owns 100% of KNOREX SG. As a result, the Company newly issued 22,477,825 Class A Ordinary Shares of par value US$0.0005 each and 4,780,555 Class B Ordinary Shares of par value US$0.0005 each, and the Company’s outstanding shares increased to 22,477,825 Class A Ordinary Shares and 4,780,575 Class B Ordinary Shares from 20 Class B Ordinary Shares. All share and per share data have been retroactively restated to reflect the current capital structure of the Company. Before and after the Reorganization, the Company, together with its subsidiaries (as indicated below), is effectively controlled by the same shareholders, and therefore the Reorganization is considered as a reorganization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. The consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements in accordance with ASC 805-50-45-5.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name		Background	Ownership
KNOREX Pte. Ltd. (“KNOREX SG”)	●	A Singapore company	100% owned by the Company
	●	Incorporated on September 9, 2009
	●	Provides sales and local support, and product management service
KNOREX Inc. (“KNOREX US”)	●	A Delaware Corporation in the United States	100% owned by KNOREX SG
	●	Incorporated on May 9, 2018
	●	Provides sales and local support and product management service
KNOREX Software Sdn. Bhd. (“KNOREX MY”)	●	A Malaysia company	100% owned by KNOREX SG
	●	Incorporated on August 30, 2010
	●	Provides creative design support
KNOREX Vietnam Co. Limited (“KNOREX VN”)	●	A Vietnam company	99% owned by KNOREX SG
	●	Incorporated on July 18, 2013
	●	Provides technical development, research and development and customer and technical support
KNOREX India Private Limited (“KNOREX IN”)	●	An India company	99.99% owned by KNOREX SG
	●	Incorporated on June 17, 2016
	●	Provides technical development, research and development, software testing, quality assurance and quality control service and customer and technical support
KNOREX (Thailand) Co. Ltd. (“KNOREX TH”)	●	A Thailand company	100% owned by KNOREX SG through deed of trust*
	●	Incorporated on November 19, 2013
	●	Liquidated on Jan 6, 2026
KNOREX Pty. Ltd. (“KNOREX AU”)	●	An Australia company	100% owned by KNOREX SG through deed of trust*
	●	Incorporated on March 30, 2015
	●	Deregistered on January 3, 2024
KNOREX (Guangzhou) Pte. Ltd. (“KNOREX CN”)	●	A People’s Republic of China company	100% owned by KNOREX SG
	●	Incorporated on October 27, 2017
	●	A dormant company
Adziggy, Inc (“Adziggy US”)	●	A Delaware Corporation in the United States	100% owned by KNOREX SG
	●	Incorporated on June 13, 2019
	●	A dormant company
Ascendx Media Technologies Pte. Ltd. (“AscendX”)	●	A Singapore company	100% owned by KNOREX SG
	●	Incorporated on June 11, 2025
	●	Development of software and applications

*	KNOREX SG is the trustee and is the beneficial owner of KNOREX TH and KNOREX AU affected through the execution of deed of trust agreement. KNOREX TH and KNOREX AU’s operations are immaterial to the Company’s accompanying financial statements.

Note 2 – Summary of significant accounting policies

Going concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The Company had a working capital deficit of approximately US$7.7 million and accumulated deficit of approximately $62.2 million as of December 31, 2025. The Company also incurred net loss of approximately $11.5 million and had operating cash outflow of approximately $10.9 million for the year ended December 31, 2025. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

To sustain its ability to support the Company’s operating activities, the Company is in progress supplementing its sources of funding through the following:

●	Equity financing;
●	Debt financing through issuance of convertible notes; and
●	Other available sources of financing from banks or other financial institutions.

In September 2025, the Company completed its initial public offering with gross proceeds of $12.0 million. The Company used the net proceeds received from our initial public offering for (i) US$3.56 million to two consultants for consulting services including business management consulting, and M&A corporate development; (ii) US$2.45 million to two consultants for post-IPO fundraising strategic consulting services; (iii) US$2.2 million for repayment of shareholder loans; and the balance for (iv) new addition and enhancement to our products and working capital and general corporate purposes. We are exploring different sales strategy and channel that are more cost efficient instead of relying on recruitment of new salespersons upon our management review.

Subsequent to December 31, 2025, the Company obtained approximately $2.7 million in proceeds from a senior unsecured note for liquidity. See Note 18 for further details.

In addition, management has continued to commence a strategy to raise additional debt and equity. However, there can be no certainty that these additional financings will be available on acceptable terms or at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on the Company and would materially adversely affect its ability to continue as a going concern.

The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Non-controlling interests

For the Company’s non-wholly owned subsidiaries, a non-controlling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Company’s consolidated balance sheets and consolidated statements of operations and comprehensive loss. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include lease classification and liabilities, operating right-of-use assets, determinations of the useful lives and valuation of long-lived assets, estimates of allowances for credit losses, estimates of impairment of long-lived assets, valuation of deferred tax assets, contingencies and estimated fair value of warrants. Actual results could differ from these estimates.

Foreign currency translation and transactions

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of operations and comprehensive loss.

The reporting currency of the Company is United States Dollars (“US$”) and the accompanying financial statements have been expressed in US$. The Company and its’ subsidiaries in Singapore, Thailand, Australia, China, Malaysia, Vietnam and India, conduct its businesses and maintain its books and records in the respective currency, United States Dollars (“US$”), Malaysian Ringgit (“MYR”), Vietnamese Dong (“VND”), Indian Rupee (“INR”) and Australian Dollar (“AUD”), as its functional currency, respectively.

In general, for consolidation purposes, assets, and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive loss within the statements of shareholders’ equity (deficit). Cash flows are also translated at average translation rates for the periods; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Translation of foreign currencies into US$1 has been made at the following exchange rates for the respective periods:

	December 31,	December 31,	December 31,
	2025	2024	2023
As of year-end SGD: US$1 exchange rate	1.2845	1.3606	-
As of year-end MYR: US$1 exchange rate	4.0475	4.4650	-
As of year-end VND: US$1 exchange rate	26,264.92	25,484.98	-
As of year-end INR: US$1 exchange rate	89.8021	85.4781	-
As of year-end THB: US$1 exchange rate	31.4759	34.1887	-
As of year-end AUD: US$1 exchange rate	1.4941	1.6075	-
As of year-end RMB: US$1 exchange rate	7.0002	7.2988	-
Year ended-average SGD: US$1 exchange rate	1.3117	1.3347	1.3422
Year ended-average MYR: US$1 exchange rate	4.3010	4.5553	4.5656
Year ended-average VND: US$1 exchange rate	25,859.84	25,081.65	23,867.38
Year ended-average INR: US$1 exchange rate	86.6214	83.7375	82.5871
Year ended-average THB: US$1 exchange rate	33.0852	35.2862	34.8160
Year ended-average AUD: US$1 exchange rate	1.5624	1.5189	1.5080
Year ended-average RMB: US$1 exchange rate	7.1965	7.186	7.0811

Enterprise-wide disclosure

The Company’s chief operating decision-maker is identified as the chief executive officer who reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenues by different revenues streams for purposes of allocating resources and evaluating financial performance. Based on qualitative and quantitative criteria established by Accounting Standards Codification (“ASC”) 280, “Segment Reporting”, the Company considers itself to be operating within one operating and reportable segment, as Chief Operating Decision Maker (CODM) reviews financial information and allocates resources. The CODM assesses the Company’s performance on a consolidated basis, without distinguishing between different product lines, services, or geographic regions. The Company’s operations are highly integrated, with centralized management of strategy, operations, compliance, and financial planning. As such, discrete financial information is not prepared or regularly reviewed for separate components of the business.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when acquired to be cash and cash equivalents.

Accounts receivable, net

Accounts receivables are recorded at the invoiced amount less an allowance for credit losses and do not bear interest, which are due after 30 days. Management reviews the adequacy of the allowance for credit losses on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customers’ financial conditions, credit histories, and the current economic conditions to adjust the allowance when necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

The Company adopted ASC 326 to assess the allowance for credit losses. ASC 326 requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. As of December 31, 2025 and 2024, the allowance for credit loss was $52,694 and $22,336, respectively.

Other receivables

Other receivables primarily include receivables from tax authorities on overpayment of sales and services taxes, employee advance, receivables from recourse factoring company, and refundable deposits from third party service providers. Management regularly reviews the aging of receivables and changes in payment trends and records allowances for credit losses when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made.

Loan receivable

Loan receivable primarily represents amount loaned to third party and is recorded at the principal amount outstanding. Management evaluates collectability periodically and writes off balances when collection is deemed unlikely after reasonable efforts.

Prepaid expenses and other current assets

Prepaid expenses and other current assets primarily include prepaid expenses paid to services providers, and other deposits. Management regularly reviews the aging of such balances and changes in payment and realization trends and records allowances when management believes realization of amounts due are at risk. Accounts considered unrealizable are written off against allowances after exhaustive efforts at realization of services are made. As of December 31, 2025 and 2024, no allowance for credit losses was recorded.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with no residual value. The estimated useful lives are as follows:

Expected useful lives
Office equipment	3 - 5 years
Furniture and fixtures	3 - 5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive loss. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals, and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Capitalized software development costs

Software development costs consist of capitalized costs related to purchase and develop internal-use software. The Company uses such software to provide services to its customers. The costs to purchase and develop internal-use software are capitalized from the time that the preliminary project stage is completed, and it is considered probable that the software will be used to perform the function intended. These costs include personnel and personnel-related employee benefits for employees directly associated with the software development and external costs of the materials or services consumed in developing or obtaining the software.

Any costs incurred for upgrades and functionality enhancements of the software are also capitalized. Once this software is ready for use in providing the Company’s services, these costs are amortized on a straight-line basis over the three-year estimated useful life. The amortization is presented within amortization in the consolidated statements of operations and comprehensive loss.

Software development costs that are capitalized in internal-use software cost were US$708,384, US$853,999 and US$875,768 during the years ended December 31, 2025, 2024 and 2023, respectively.

Impairment for long-lived assets

In accordance with ASC 360-10, long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2025 and 2024, no impairment of long-lived assets was recognized.

Deferred offering costs

Deferred offering costs represent costs associated with the Company’s proposed offering of Class A Ordinary Shares which will be netted against the proceeds of the offering in accordance with ASC 340-10-S99-2. If the offering is not successful, these costs will be expensed.

Other payables and accrued expenses

Other payables and accrued expenses are recognized when the Company has a present obligation arising from past events, the settlement of which is expected to result in an outflow of economic benefits. These liabilities include amounts owed for services received but not yet invoiced, accrued payroll, taxes payable, recourse factoring liabilities, and other miscellaneous accrued liabilities.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own Class A and Class B Ordinary Shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. Warrants that do not meet all the criteria for equity classification are required to be recorded as liabilities at their initial fair value on the date of issuance and remeasured to fair value at each balance sheet date thereafter. The Company determined that upon the warrant agreements, the Company concluded that its warrants qualify for equity accounting treatment.

For issued warrants that meet all of the criteria for equity classification and issued with debt instruments, the proceeds from the sale of the debt instruments are allocated to the two elements based on the relative fair values of the debt instrument without the warrants and of the warrants themselves at time of issuance. The portion of the proceeds allocated to the warrants is accounted for as paid-in capital. The remainder of the proceeds is allocated to the debt instrument portion of the transaction at a discount and accreted over the term of the debt instrument using the effective interest rate method.

For issued warrants that meet all of the criteria for equity classification and issued with preferred equity instruments, the portion of the proceeds so allocated to the warrants based on the relative fair values of the equity instrument without the warrants and of the warrants themselves at time of issuance are accounted for as paid-in capital altogether. The remainder of the proceeds is allocated to the equity instrument portion of the transaction at discount as a deemed dividend, which adjusts retained earnings (or in the absence of retained earnings, additional paid-in capital).

Convertible notes

Upon adoption of ASU 2020-06 on January 1, 2021, the elimination of the beneficial conversion feature (“BCF”) and cash conversion models in ASC 470-20 that requires separate accounting for embedded conversion features in convertible instruments results in the convertible debt instruments being recorded as a single liability (i.e., there is no separation of the conversion feature, and all proceeds are allocated to the convertible debt instruments as a single unit of account). Unless conversion features are derivatives that must be bifurcated from the host contracts in accordance with ASC 815-15 or, in the case of convertible debt, if the instruments are issued with a substantial premium, in the latter case, ASC 470-20-25-13 requires the substantial premium to be attributable to the conversion feature and recorded in additional paid-in capital (APIC).

Revenue recognition

The Company’s revenues are derived from providing advertising management and execution software application and advertising services to brand advertisers, and media agencies (collectively as “marketers”).

The Company recognizes revenues when its customer obtains control of promised services in an amount that reflects the consideration that the Company expects to receive in exchange for those services. The Company recognizes revenue in accordance with ASC Topic 606, Revenue from contracts with customers (“ASC 606”) and determines revenue recognition through the following steps: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when a performance obligation is satisfied.

For arrangements with multiple performance obligations, which represent promises within an arrangement that are capable of being distinct and are separately identifiable, the Company allocates the contract consideration to all distinct performance obligations based on their relative standalone selling price, which is typically estimated based on observable transactions when these services are sold on a standalone basis.

Revenue recognition policies for each type of revenue stream are as follows:

(1) Platform subscription fee

- Performance obligation satisfied over a period of time

The Company provides a new category of online advertising software called Advertising Management and Execution (AMX) system, which is a digital advertising platform with software applications that empower marketers with on-demand access and usage throughout the contract period. The Company charges a monthly platform subscription fee to its customers. Subscription fee revenues are recognized over the subscription period. The Company’s contracts do not generally contain refund provisions for fees earned related to the incurred subscription period. A refund will be provided only when there is a change in the platform due to new feature that renders the system unusable to its customer for subscription period that has not begun. Historically, the Company has not experienced any such refund.

(2) Platform services

- Performance obligation satisfied over a period of time

The Company provides a comprehensive package of online advertisement solutions, including the purchasing of advertisement placements, audience data, tracking and measurement, and other technical features. The platform services are recognized when impressions are delivered. The Company recognizes revenue from the display of impression-based advertisements over the contracted period in which the impressions are delivered. Impressions are considered delivered when an advertisement is displayed to users. Refunds will be provided only when there is a bug or error in the XPO platform causing undeliverable impressions during the advertising/execution process. Refunds will be prorated and applied to the remaining contracted period from the time the undeliverable impressions were detected. Historically, the Company has not experienced any significant refund.

(3) Managed activations and professional services

- Performance obligation satisfied over a period of time

The Company provides managed activations and professional services of, including but not limited to, advertising measurement, campaign setup and monitoring, conversion tracking set up, analytics reporting, creative design services, digital marketing consultation, custom reporting, and campaign strategy and optimization consultations. These services are recognized over the service period since its customer simultaneously receives and consumes the benefits provided by the Company’s performance. Refunds will be provided on any occurrence of mistakes made by the Company’s staff upon execution. Refunds will be prorated and negotiated with the customer. Historically, the Company has not experienced any significant refund.

The Company utilizes its own staff in the performances of its services provided to its customers. US. GAAP requires us to evaluate, using a control model, whether the Company itself promises to provide services to the customer (as a principal) or to arrange for services to be provided by another party (as an agent). Based on the Company’s evaluation using a control model, the Company determined that in all of its business activities, it serves as a principal rather than an agent within their revenue arrangements. The Company had the responsibility of fulfilling the promise to provide the platform, managed activations and professional services to its customers and the Company also established the selling price for the services. All these factors indicate that the Company is acting as the principal in this transaction. Revenue and the associated costs are reported on a gross basis within the consolidated statement of operations.

The Company’s accounts receivable consist primarily of receivables related to platform subscription fee, providing platform services, managed activations and professional services, for which the Company’s contracted performance obligations have been satisfied, the amount has been billed and the Company has an unconditional right to payment. The Company typically bills customers monthly based on actual delivery. The payment terms vary, mainly with terms of 30 days or less.

The Company applies the practical expedient in ASC 606 and does not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects, at contract inception, that the period between when the Company transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less. As of December 31, 2025 and 2024, the Company did not have any contract assets.

The Company recognized advance payments from its customers prior to revenue recognition as deferred revenue until the revenue recognition performance obligations are met.

The following table presents the Company’s deferred revenue balances, net increase in current period of deferred revenue, and revenue recognized from beginning deferred revenue therein:

	December 31, 2025	December 31, 2024
	US$	US$
Beginning balance	$29,120	$126,440
Add: net increase in current period of deferred revenue	22,139	29,120
Less: revenue recognized from beginning deferred revenue	(29,120)	(126,440)
Ending balance	$22,139	$29,120

As of December 31, 2025 and 2024, the Company had deferred revenue of US$22,139 and US$29,120, respectively, among which, US$22,139 is expected to be recognized as revenue during the year ended December 31, 2026 and US$29,120 was recognized as revenue during the year ended December 31, 2025.

Cost of revenues

Cost of revenues consist primarily of costs to run the advertisement serving services. These costs include cost to acquire advertisement media sources, advertisement data sources and advertisement related technology features.

Operating expenses

The Company classifies its operating expenses into four categories and allocates overhead such as information technology infrastructure, rent and occupancy charges based on headcount for all these categories:

Platform operations

Platform operations expenses consist primarily of expenses related to hosting the Company’s XPO platform, which include hosting costs, data-related costs, data and privacy certifications and audits, and personnel costs of salaries and other compensation-related expenses attributable to personnel who support the platform and provide clients with platform support.

Sales and marketing

Sales and marketing expenses consist primarily of personnel costs of salaries and other compensation-related expenses for the Company’s sale and marketing personnel, professional services costs and facility related costs related to advertising, product management, promotional materials, public relations, other sales and marketing programs.

Technology and development

Technology and development expenses consist primarily of personnel costs of salaries and other compensation-related expenses for the Company’s technology and development personnel with the ongoing development and maintenance of the Company’s platform, professional services costs and facility related costs as well as costs related to research and product development. Technology and development costs are expensed as incurred, except to the extent that such costs are associated with software development that qualifies for capitalization in accordance with ASC 350-40, Internal-Use Software (“ASC 350-40”), which requires the capitalization of certain costs incurred only during the application development stage. The Company evaluates periodically research and development costs that may be eligible for capitalization. During the years ended December 31, 2025, 2024 and 2023, amortization expense of capitalized software development costs amounted to US$794,047, US$744,993 and $592,458, respectively.

General and administrative

General and administrative expenses consist primarily of personnel costs of salaries and other compensation-related expenses for executive management, finance, accounting, human resources, legal, compliance, and other administrative functions as well as professional services costs and other facility related costs.

Defined contribution plan

The full-time employees of the Company in certain countries are entitled to the government mandated defined contribution plan. The Company is required to accrue and pay for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant countries’ government regulations, and make cash contributions to the government mandated defined contribution plan. Total expenses for the plans were US$381,935, US$346,850 and US$434,161 for the years ended December 31, 2025, 2024 and 2023, respectively.

Income taxes

Deferred income tax assets and liabilities are determined based upon the net tax effects of the differences between the Company’s consolidated financial statements carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed. A valuation allowance is used to reduce some or all of the deferred tax assets if, based upon the weight of available evidence, it is more likely than not that those deferred tax assets will not be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized. The Company recognizes interest and penalties accrued related to its uncertain tax positions in its income tax provision in the accompanying consolidated statements of operations.

The Company makes assumptions, judgments and estimates to determine the current income tax provision, tax benefits from uncertain tax positions, deferred tax assets and liabilities and valuation allowance recorded against a deferred tax asset. The assumptions, judgments and estimates related to the current income tax provision (benefit) take into account current tax laws, their interpretation and potential outcomes of foreign and domestic tax audits. Changes in tax law and their interpretation could significantly impact on the income taxes provided in the Company’s consolidated financial statements.

The evaluation of the Company’s uncertain tax positions involves significant judgment in the interpretation and application of GAAP and complex domestic and international tax laws, and matters related to the allocation of international taxation rights between countries. Although management believes the Company’s reserves are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in the Company’s reserves. Reserves are adjusted considering changing facts and circumstances, such as the closing of a tax examination or the refinement of an estimate. Assumptions, judgments and estimates relative to the amount of deferred income taxes, and any applicable valuation allowances, take into account future taxable income. Any of the assumptions, judgments and estimates mentioned above could cause the actual income tax obligations to differ from estimates.

Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive loss. Other comprehensive loss refers to revenue, expenses, gains, and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net loss. Other comprehensive loss consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net loss divided by the weighted average Class A and Class B Ordinary Shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential Class A and Class B Ordinary Shares (e.g., convertible securities) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Dilutive potential ordinary shares also consist of the average number of incremental shares of Class A and Class B Ordinary Shares issuable upon the exercise of the stock options and warrants. Potential Class A and Class B Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Fair value measurements

Fair value is defined as the price that would be received for an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. When determining the fair value measurements for assets and liabilities, we consider the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability. The following summarizes the three levels of inputs required to measure fair value, of which the first two are considered observable and the third is considered unobservable:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Transfers of financial assets

The Company accounts for transfers of financial assets as sales when it has surrendered control over the related assets. Whether control has been relinquished requires, among other things, an evaluation of relevant legal considerations and an assessment of the nature and extent of the Company’s continuing involvement with the assets transferred. Gains and losses stemming from transfers reported as sales are included in the accompanying statements of income. Assets obtained and liabilities incurred in connection with transfers reported as sales are initially recognized in the balance sheet at fair value.

Transfers of financial assets that do not qualify for sale accounting are reported as secured borrowings. Accordingly, the related assets remain on the Company’s balance sheet and continue to be reported and accounted for as if the transfer had not occurred. Cash proceeds from these transfers are reported as liabilities, with attributable interest expense recognized over the life of the related transactions.

Operating leases

The Company accounts for leases in accordance with ASC 842. The Company enters into operating leases for its office, which generally have lease terms of up to 2 years. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company does not have finance leases.

The Company determines if an arrangement is, or contains, a lease at inception. Operating lease assets represent the Company’s right to control the use of an identified asset for a period of time, or term, in exchange for consideration, and operating lease liabilities represent its obligation to make lease payments arising from the aforementioned right.

Operating lease right-of-use (“ROU”) assets and liabilities are initially recorded based on the present value of lease payments over the lease term, which includes the minimum unconditional term of the lease, and may include options to extend or terminate the lease when it is reasonably certain at the commencement date that such options will be exercised. As the rate implicit for each of the Company’s leases is not readily determinable, the Company uses its incremental borrowing rate, based on the information available at the lease commencement date in determining the present value of its expected lease payments. Operating lease assets also include any initial direct costs and any lease payments made prior to the lease commencement date and are reduced by any lease incentives received. The Company has elected to not separate lease and non-lease components.

Operating lease assets are amortized on a straight-line basis in operating lease expense over the lease term on the consolidated statements of operations. The related amortization of ROU assets along with the change in the operating lease liabilities are separately presented within the cash flows from operating activities on the consolidated statements of cash flows. The Company records lease expense for operating leases on a straight-line basis over the lease term.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows. For the years ended December 31, 2025, 2024 and 2023, the Company did not recognize impairment loss on its operating lease ROU assets.

Related parties

Parties, which can be a corporation or individual, or have the ability to influence the Company, are considered as related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Comparative figures

During the financial year, the Company modified the classification of certain line items in the prior year’s financial statements to better reflect the nature of the transactions and to be consistent with the current year’s presentation.

The effect of the reclassification is as follows:

2024	As Previously Reported	Reclassification	As Represented
Consolidated Balance Sheets	US$	US$	US$
Other receivables	$371,271	$100,000	$471,271
Prepayments and other current assets	$399,647	$(100,000)	$299,647
Total Current Assets	$3,476,587	$-	$3,476,587
Accounts payable	$2,710,891	$(222,216)	$2,488,675
Other payables and accrued liabilities	$1,807,263	$238,331	$2,045,594
Deferred revenue	$45,235	$(16,115)	$29,120
Total Current Liabilities	$9,486,302	$-	$9,486,302
Total Liabilities	$9,776,770	$-	$9,776,770

2024	As Previously Reported	Reclassification	As Represented
Consolidated Statements of Cash Flows	US$	US$	US$
Interest expenses	$-	$87,366	$87,366
Proceeds from convertible notes	$1,900,965	$(87,366)	$1,813,599
Other receivables	$(191,497)	$(100,000)	$(291,497)
Prepayments and other current assets	$(101,478)	$100,000	$(1,478)
Accounts payable	$(64,410)	$(222,215)	$(286,625)
Other payables and accrued liabilities	$485,847	$238,330	$724,177
Deferred revenue	$(81,518)	$(16,115)	$(97,633)
Net cash used in operating activities	$(5,436,860)	$87,366	$(5,349,494)
Net cash provided by financing activities	$5,209,029	$(87,366)	$5,121,663

Recent accounting pronouncements not yet adopted

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies. As a result of the Company’s selection to use the extended transaction period for complying with new or revised accounting standards, the Company’s consolidated financial statements may not be comparable to companies that comply with public company effective dates.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses to disclose additional information about specific expense categories. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, with early adoption permitted and should be applied either prospectively or retroactively. The Company is expected to adopt this ASU on January 1, 2027. The Company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments were designed to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity’s overall performance and assess potential future cash flows. The ASU applies to all public entities that are required to report segment information in accordance with ASC 280. The Company has adopted this standard since the year ended December 31, 2024. See Note 17 – Segment Information.

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company adopted this ASU on January 1, 2025. See Note 13 – Income taxes.

In March 2024, the FASB issued Accounting Standards Update (ASU) 2024-02, Codification Improvements—Amendments to Remove References to the Concepts Statements. The amendments in this ASU remove references to various FASB Concepts Statements from the Accounting Standards Codification to avoid the potential for such references to override authoritative guidance. The ASU does not create new accounting requirements but clarifies existing guidance and improves the Codification’s clarity and consistency. ASU 2024-02 is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted. The Company adoption of this ASU on January 1, 2025 did not have a material impact on its consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

Note 3 – Accounts receivable, net

Accounts receivable, net consist of the following:

	As of December 31, 2025	As of December 31, 2024
	US$	US$
Accounts receivable	$1,199,410	$1,903,277
Less: Allowance for credit losses	(52,694)	(22,336)
Accounts receivable, net	$1,146,716	$1,880,941

Movements of allowance for credit losses are as follows:

	December 31, 2025	December 31, 2024
	US$	US$
Beginning balance	$22,336	$39,383
Allowance for credit losses	30,358	125,651
Write-off	-	(142,698)
Ending balance	$52,694	$22,336

Note 4 – Other receivables

Other receivables consist of the following:

	As of December 31, 2025	As of December 31, 2024
	US$	US$
Sales, goods and services taxes receivables	$181,706	$193,226
Refund receivable(1)	100,000	100,000
Employee advances and others	24,512	8,580
Receivables from a factoring company (2)	-	169,465
Other receivables	$306,218	$471,271

(1)	A US$100,000 deposit paid for a proposed acquisition that is no longer proceeding and is expected to be recovered following the favorable court outcome.

(2)

These receivables represent pledged accounts receivable received by the factoring company from the Company’s customers pending to be repaid to the Company with $143,761 are pledged accounts receivable (see Note 3) associated with the secured borrowings – recourse factoring liabilities (see Note 8).

Note 5 – Loan receivable

Loan receivable consists of the following:

Lender Name	Maturities	Interest	Collateral/ Guarantee	As of December 31, 2025	As of December 31, 2024
				US$	US$
Allen Peter Anthony	October 2026	One-time fee of US $7,000	None	$400,872	$-
Loan receivable				$400,872	$-

Note 6 – Prepayments and other current assets

Prepayments and other current assets consist of the following:

	As of December 31, 2025	As of December 31, 2024
	US$	US$
Prepaid expenses	$842,514	$267,961
Prepaid taxes	30,876	3,488
Security deposits	25,652	28,198
Prepayments and other current assets	$899,042	$299,647

Prepaid expenses include US$375,000 representing an advance payment for corporate advisory services. These services include ongoing guidance on financing planning and structure design, the negotiation investment terms and the capital market positioning of the Company, for services to be rendered over the 9-month period ending September 30, 2026.

Prepayments to a related party of US$2,777,500 are presented separately in the consolidated balance sheets and disclosed in Note 10.

Note 7 – Property and equipment, net

Property and equipment, net consist of the following:

	As of December 31, 2025	As of December 31, 2024
	US$	US$
Office equipment	$173,048	$169,247
Furniture and fixtures	20,346	20,346
Subtotal	193,394	189,593
Less: accumulated depreciation	(181,794)	(166,727)
Total property and equipment, net	$11,600	$22,866

Depreciation expense for the years ended December 31, 2025, 2024 and 2023 amounted to US$17,251, US$21,136 and US$14,121, respectively. During 2024, KNOREX MY partially wrote off its office equipment and furniture and fixtures that were fully depreciated.

Note 8 – Credit facilities

Bank loans

Outstanding balances on bank loans consist of the following:

Bank Name	Repayment terms	Interest Rate	Collateral/ Guarantee	As of December 31, 2025	As of December 31, 2024
				US$	US$
United Overseas Bank Limited	Due monthly beginning in June 2022 to May 2026	3.00%	Guaranteed by the Company’s shareholders	$171,154	$547,547
The Development Bank of Singapore Limited	Due monthly beginning in September 2020 to August 2025	2.50%	Guaranteed by the Company’s shareholders	-	79,042
DBS Bank Ltd	Due monthly beginning in March 2024 to Mar 2028	7.75%	Guaranteed by the Company’s shareholders	42,048	55,784
Total long-term loans – bank				213,202	682,373
Less: Discount on debt instrument				-	(21,384)
Less: Current portion				(188,950)	(482,454)
Total				$24,252	$178,535

Short-term loans – third parties

Outstanding balances on short term loans – third parties consist of the following:

Lender Name	Maturities	Interest Rate		Collateral/ Guarantee	As of December 31, 2025	As of December 31, 2024
					US$	US$
Allen Peter Anthony	August 2025	30.0	% p.a.	None	$-	$150,000
Zeng Li Ren	September 2025 and October 2026	15.0	%(1)	None	527,853	300,000
Lee Kim Tah Foundation	September 2025 and October 2026	15.0	%(3)	None	250,000	250,000
Tan Tin Wee	September 2025 and October 2026	15.0	%(3)	None	50,000	50,000
Le Phu Khanh Huy	September 2025 and October 2026	15.0	%(2)	None	1,541,221	1,412,285
Oh Sock Ping	September 2025 and October 2026	15.0	%(3)	None	56,817	56,817
Yee Kee	August 2025 and October 2026	15.0	%(2)	None	295,842	-
Lim Li Wen Chloe	September 2025 and October 2026	15.0	%(1)	None	101,209	-
Lew Hui Pau	July 2025 and October 2026	15.0	%(2)	None	77,853	-
Teo Tian Seng	July 2025 and October 2026	15.0	%(2)	None	155,706	-
Kang Yan Pte. Ltd.	July 2025 and October 2026	15.0	%(2)	None	101,598	-
Zhu Zhi Qing	August 2025 and October 2026	15.0	%(2)	None	66,931	-
Yee Sze Wei	August 2025 and October 2026	15.0	%(2)	None	22,362	-
Loo Tze Kian	July 2025 and October 2026	15.0	%(2)	None	50,000	-
Tan Choon Huat	July 2025 and October 2026	15.0	%(2)	None	100,000	-
Kan Yut Keong	September 2025 and October 2026	15.0	%(1)	None	167,853	-
Peh Ee Hong	July 2025 and October 2026	15.0	%(2)	None	120,000	-
Alok Mishra	September 2025 and October 2026	15.0	%(1)	None	90,000	-
Gurbinder Singh	September 2025 and October 2026	15.0	%(1)	None	38,927
Jarrod Seah Chi Nam	August 2025 and October 2026	15.0	%(2)	None	100,000	-
Yap Poh Jin Bryan	September 2025 and October 2026	15.0	%(1)	None	38,927
Yvonne Lee	September 2025 and October 2026	15.0	%(1)	None	200,000	-
Exchange rate different					13,516	-
Total short-term loans – third parties					$4,166,615	$2,219,102

Notes:

(1)	The short-term loans currently bear interest at 15.0% per annum following an amendment effective October 9, 2025. Prior to this effective date, under the original terms of the agreements, the loans accrued interest at a rate of 15.0% per month. In practice, this initial rate remained in effect for a short-term period of up to three months from their respective origination dates through October 8, 2025.
(2)	The short-term loans currently bear interest at 15.0% per annum following an amendment effective October 9, 2025. Prior to this effective date, under the original terms of the agreements, the loans accrued interest at a rate of 1.25% per week from their respective origination dates through October 8, 2025.
(3)	The short-term loans currently bear interest at 15.0% per annum following an amendment effective October 9, 2025. Prior to this effective date, under the original terms of the agreements, the loans accrued interest at a rate of 30% per annum from their respective origination dates through October 8, 2025.

Amortization of discount on debt instruments in connection with the short term loans – third parties for the years ended December 31, 2025, 2024 and 2023 amounted to US$218,805, US$28,519 and US$28,376, respectively.

Convertible notes

The Company entered into a series of convertible note agreements with a group of investors and received approximately US$7.7 million (S$10,300,083) aggregate principal amount convertible promissory note over a period from April 2022 to July 20, 2022 (the “C-D Notes”). The C-D Notes shall bear interest at 5% per annum until such balance to be converted into the Company’s Class A Ordinary Shares. The C-D Notes have a mandatory automatic conversion feature, for which, upon the occurrence of the qualified equity financing, the C-D Notes plus accrued unpaid interest will be automatically converted into Class A Ordinary Shares at 70% issuance price or the C-D Notes will have a maturity conversion option using the Class A Ordinary Shares issuance price after 1 year from the issuance date of the C-D Notes. The investors of the C-D Notes have no redeemable option to redeem the notes.

The Company determined the C-D notes are within the scope of ASC 480 as the total number of shares to be issued are not known at inception until the issuance price of the next round of equity financing would take place. The Company also determined that the embedded conversions in the C-D Notes meets the scope exception to be considered indexed to a reporting’s own stock based on the two-step approach in accordance with ASC 815-40-15 and does not require to be separately accounted for as a derivative. As a result, the Company classified the C-D Notes as a debt instrument in its entirety. In March 2023, the Company converted the full balance of US$7,735,209 plus additional interest incurred from inception of the C-D Notes to the conversion date into 2,553,700 shares of the Company’s Class A Ordinary Shares.

In April and May 2024, the Company entered into five convertible note agreements with four investors and received approximately US$1.6 million aggregate principal amount convertible promissory notes with a conversion term of 6 months after the completion of the Company’s initial public offerings. One convertible note has a maturity date to be due in September 2025 and four convertible notes have a maturity date to be due in November 2025 (the “D-2 Notes”). The D-2 Notes shall bear interest at 8% per annum until such balance to be converted into the Company’s Class A Ordinary Shares. The conversion of the D-2 Notes will be at 70% of the proposed initial public offering (“IPO”) price or next round of financing. If IPO does not occur on or before the maturity date, the Company shall redeem the Note plus all accrued and unpaid interest in full, where the interest shall accrue at a rate of 20% instead of 8% per annum. The Company determined the D-2 Notes are within the scope of ASC 480 as the total number of shares to be issued are not known at inception until the issuance price of the next round of equity financing would take place. The Company also determined that the embedded conversions in the D-2 Notes meets the scope exception to be considered indexed to a reporting’s own stock based on the two-step approach in accordance with ASC 815-40-15 and does not require to be separately accounted for as a derivative. As a result, the Company classified the D-2 Notes as a debt instrument in its entirety.

In August and November 2024, the Company entered into four convertible note agreements with three investors and received approximately US$0.2 million aggregate principal amount convertible promissory notes with a conversion term of 6 months after the completion of the Company’s initial public offerings. Two convertible notes have a maturity date to be due in June 2026 (extended from February 2025), and two convertible notes have a maturity date to be due in May 2025 (the “D-2 Notes”). The D-2 Notes shall bear interest at 8% per annum until such balance to be converted into the Company’s Class A Ordinary Shares. The conversion of the D-2 Notes will be at 70% of the proposed initial public offering (“IPO”) price or next round of financing. If IPO does not occur on or before the maturity date, the Company shall redeem the Note plus all accrued and unpaid interest in full, where the interest shall accrue at a rate of 20% instead of 8% per annum. The Company determined the D-2 Notes are within the scope of ASC 480 as the total number of shares to be issued are not known at inception until the issuance price of the next round of equity financing would take place. The Company also determined that the embedded conversions in the D-2 Notes meets the scope exception to be considered indexed to a reporting’s own stock based on the two-step approach in accordance with ASC 815-40-15 and does not require to be separately accounted for as a derivative. As a result, the Company classified the D-2 Notes as a debt instrument in its entirety.

In February 2025, the Company signed the Amendment to the convertible note agreements for the aforementioned nine convertible notes to extend the maturity date to be due in June 2026. The interest rate increased from 8% per annum to 12% per annum beginning in February 2025. The conversion price of the D-2 Notes also amended to be 55% (amended from 70%) of the IPO price of $4.00.

In April 2025, the Company entered into two convertible note agreements with two investors and received approximately US$0.1 million aggregate principal amount convertible promissory notes with a conversion term of 6 months after the completion of the Company’s initial public offerings. Two convertible notes have a maturity date to be due in April 2026 (extended to October 2026). The D-2 Notes shall bear interest at 8% per annum until such balance to be converted into the Company’s Class A Ordinary Shares. The conversion of the D-2 Notes will be at 60% of the proposed initial public offering (“IPO”) price or next round of financing. If IPO does not occur on or before the maturity date, the Company shall redeem the Note plus all accrued and unpaid interest in full or the investors may elect to convert any of the Notes held by it at a conversion price of 60% of the subscription price of Series D-2. The Company determined the D-2 Notes are within the scope of ASC 480 as the total number of shares to be issued are not known at inception until the issuance price of the next round of equity financing would take place. The Company also determined that the embedded conversions in the D-2 Notes meets the scope exception to be considered indexed to a reporting’s own stock based on the two-step approach in accordance with ASC 815-40-15 and does not require to be separately accounted for as a derivative. As a result, the Company classified the D-2 Notes as a debt instrument in its entirety.

As of December 31, 2025 and 2024, convertible notes balance amounted to US$2,332,529 and US$1,900,965, respectively. Amortization of discount on debt instruments in connection with the convertible notes for the years ended December 31, 2025, 2024 and 2023 amounted to US$218,805, US$28,519 and US$28,376, respectively.

Interest expenses in connection with the forementioned loans and convertible notes for the years ended December 31, 2025, 2024 and 2023 amounted to US$1,965,894, US$319,076 and US$136,437 respectively.

Note 9 – Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	As of December 31, 2025	As of December 31, 2024
	US$	US$
Accrued expenses	$482,921	$106,732
Accrued payroll	374,303	400,583
Accrued interest (1)	1,456,779	170,925
Accrued taxes payable	55,357	45,903
Accrued professional fees	388,085	255,276
Secured borrowings – recourse factoring liabilities (2)	103,506	575,043
Payables to third-party vendors or service providers for administrative activities	808,159	472,177
Reimbursement payables to employees	6,412	18,955
Refundable deposit	41,115	-
Total other payables and accrued liabilities	$3,716,637	$2,045,594

(1)	Accrued interest primarily relates to short-term loans from third parties, for which interest expense has been recognized but remains unpaid as of the balance sheet date. Refer to Note 8 – Credit facilities for detail.

(2)	During the year ended December 31, 2025, the Company has factored its accounts receivable with recourse and accounted for the transaction as secured borrowings and recorded as recourse factoring liabilities. The factoring company advanced 80% of the verified invoice amount to the Company and retained 20% of the invoice amount as collateral until its customer fully repays the invoice amount. As of December 31, 2025 and 2024, the carrying amount of the Company’s pledged accounts receivable associated with these liabilities amounted to US$25,877 and US$143,761, respectively. For the years ended December 31, 2025 and 2024, the Company has incurred US$53,535 and US$13,063, respectively, cost associated with the factoring arrangement and recorded as interest expenses in the accompanying consolidated statements of operations and comprehensive loss.

Note 10 – Related party transactions

Related party balances

As of December 31, 2025, VD Capital Pty. Ltd. was a related party with 8.85% to ownership of Class A Ordinary Shares in the Company. In connection with this relationship, the Company recorded as an unamortized related party prepayment balance of US$2,777,500 for services to be rendered over the 9 to 12 months period ending between September 30, 2026 and December 31, 2026.

Prepayments - related party

Name of Related Party	Relationship	Nature	As of December 31, 2025	As of December 31, 2024
			US$	US$
VD Capital Pty. Ltd.	KNOREX Ltd’s shareholder >5% and <10% of shareholding	Prepayments of consulting services for corporate development, capital management and fundraising	$2,777,500	$-
Total			$2,777,500	$-

On October 3, 2025, the Company entered into a service agreement (the “Service Agreement”) with VD Capital Pty. Ltd., a related party holding an 8.85% ownership interest in the Company’s Class A Ordinary Shares. Pursuant to the Service Agreement, VD Capital Pty. Ltd. provides post-listing consulting and advisory services across three key areas for a total fee of US$3,650,000: (1) capital management and fundraising (12-month term; US$1,250,000); (2) corporate development (15-month term; US$800,000); and (3) management and business consulting (12-month term; US$1,600,000).

For the year ended December 31, 2025, the Company recognized US$872,500 in consulting expenses under this arrangement (see general and administrative expenses – related party section below).

Short-term loans - related parties

Name of Related Party	Relationship	Term	Nature	As of December 31, 2025	As of December 31, 2024
				US$	US$
Truong Vinh Phu Le	Vice President of Operations of the Company	30% interest per annum, maturity date extended from 1/18/2025 to 9/9/2025	Working capital loan	$-	$104,221
Truong Vinh Phu Le	Vice President of Operations of the Company	30% interest per annum, maturity date extended from 2/7/2025 to 9/9/2025	Working capital loan	-	22,596
Kheng Ee Lennon Teng	Group General Manager of the Company	15%(1) interest per annum, maturity date extended from 9/9/2025 to 10/9/2026	Working capital loan	14,866	-
Kheng Ee Lennon Teng	Group General Manager of the Company	15%(2) interest per annum, maturity date extended from 9/9/2025 to 10/9/2026	Working capital loan	37,386	37,386
Kheng Ee Lennon Teng	Group General Manager of the Company	Non-interest bearing and due on demand	Working capital loan	-	27,238
Wilson Chandra	Director and President	Non-interest bearing and due on demand	Working capital loan	1,036	80,000
Franklin Capital Enterprise Ltd.	KNOREX Ltd’s shareholder >10% of shareholding	15% interest per annum, maturity date is 10/9/2026	Working capital loan	200,000	-
Exchange rate difference				2,332	-
Total				$255,620	$271,441

(1)	The short-term loans currently bear interest at 15.0% per annum following an amendment effective October 9, 2025. Prior to this effective date, under the original terms of the agreements, the loans accrued interest at a rate of 1.25% per week from their respective origination dates through October 8, 2025.
(2)	The short-term loans currently bear interest at 15.0% per annum following an amendment effective October 9, 2025. Prior to this effective date, under the original terms of the agreements, the loans accrued interest at a rate of 30% per annum from their respective origination dates through October 8, 2025.

For the years ended December 31, 2025 and 2024, the proceeds from Truong Vinh Phu Le were $111,710 and $169,067, respectively, the repayments of Truong Vinh Phu Le were $238,527 and $38,352, respectively.

For the years ended December 31, 2025 and 2024, the proceeds from Kheng Ee Lennon Teng were $14,866 and $97,726, respectively, the repayments of Kheng Ee Lennon Teng were $27,239 and 31,449, respectively.

For the years ended December 31, 2025 and 2024, the proceeds from Wilson Chandra were $85,000 and $80,000, respectively, the repayments of Wilson Chandra were $163,964 and nil respectively.

For the years ended December 31, 2025 and 2024, the proceeds from Franklin Capital Enterprise Ltd. were $200,000 and nil respectively, and there were no repayments to Franklin Capital Enterprise Ltd.

Other payables - related parties

Name of Related Party	Relationship	Nature	As of December 31, 2025	As of December 31, 2024
			US$	US$
Kheng Ee Lennon Teng	Group General Manager of the Company	Employee reimbursement	$12,192	$2,642
Le Truong Vinh Phu	Vice President of Operations of the Company	Employee reimbursement	23,842	10,668
Kheng Ee Lennon Teng	Group General Manager of the Company	Interest Accrual – Related Parties	22,530	4,772
Wilson Chandra	Director and President	Interest Accrual – Related Parties	363	2,029
Abhishek Kumar	Vice President of Product and Engineering	Employee reimbursement	2,886	-
Franklin Capital Enterprise Ltd	KNOREX Ltd’s shareholder >10% of shareholding	Interest Accrual – Related Parties	70,822	-
Khar Heng Choo	Chairman and Chief Executive Officer	Employee reimbursement	5,261	-
Total			$137,896	$20,111

During the year ended December 31, 2025, the Company recorded interest expense of US$ 8,518 and made repayments of US$ 10,184 related to the amounts owed to Wilson Chandra. As of December 31, 2025 and 2024, the outstanding accrued interest payable to Wilson Chandra was US$ 363 and US$ 2,029, respectively.

General and administrative expenses – related party

Name of Related Party	Relationship	Nature	As of December 31, 2025	As of December 31, 2024
			US$	US$
VD Capital Pty. Ltd.	KNOREX Ltd’s shareholder >5% and <10% of shareholding	Consulting services for corporate development, capital management and fundraising	$872,500	$-
Total			$872,500	$-

On October 3, 2025, the Company entered into a service agreement (the “Service Agreement”) with VD Capital Pty. Ltd., a related party holding an 8.85% ownership interest in the Company’s Class A Ordinary Shares. Pursuant to the Service Agreement, VD Capital Pty. Ltd. provides post-listing consulting and advisory services across three key areas for a total fee of US$3,650,000: (1) capital management and fundraising (12-month term; US$1,250,000); (2) corporate development (15-month term; US$800,000); and (3) management and business consulting (12-month term; US$1,600,000).

As of December 31, 2025, the remaining balance of US$2,777,500 was recorded as an unamortized related party prepayment for services to be rendered over the remainder of the respective 9 to 12 month period ending between September 30, 2026 and December 31, 2026 (see Related party balances section above).

Note 11 – Leases

On November 29, 2022, KNOREX MY entered into a lease agreement of the office in Malaysia. The lease term was from December 1, 2022 to November 30, 2024. The lease payments are approximately $700 per month. The lease was early terminated on March 31, 2024.

On December 30, 2022, KNOREX VN entered into a lease agreement of the office in Vietnam. The lease term was from January 1, 2023 to December 31, 2024. The lease payments are approximately $2,500 per month for the period commenced January 1, 2023 and ended May 31, 2023, approximately $2,800 per month for the period commenced June 1, 2023 and ended December 31, 2023, approximately $2,900 per month for the period commenced January 1, 2024 and ended December 31, 2024. The lease was expired on December 31, 2024. In January 2025, the Company renewed the lease for one year and extended the expiration date to be on December 31, 2026 approximately $3,000 per month.

On January 6, 2024, KNOREX IN entered into a lease agreement of the office in India. The lease term was from January 15, 2024 to January 14, 2029. The lease payments are approximately $3,000 per month for the period commenced January 15, 2024 and ended January 14, 2025, approximately $3,100 per month for the period commenced January 15, 2025 and ending January 14, 2026, approximately $3,300 per month for the period commencing January 15, 2026 and ending January 14, 2027, approximately $3,500 per month for the period commencing January 15, 2027 and ending January 14, 2028, approximately $3,600 per month for the period commencing January 15, 2028 and ending January 14, 2029.

The components of the lease expenses consist of the following:

	For the Years Ended
	December 31, 2025	December 31, 2024	December 31, 2023
	US$	US$	US$
Operating lease cost
Lease expenses	$39,040	$76,632	$44,288
Lease expenses – short-term	84,801	50,843	47,375
Total lease expenses	$123,841	$127,475	$91,663

Weighted-average remaining term and discount rate related to leases were as follows:

	As of	As of
	December 31, 2025	December 31, 2024
	US$	US$
Weighted-average remaining term
Operating lease	3.04 year	4.04 year
Weighted-average discount rate
Operating lease	6.85%	6.85%

The following table sets forth the Company’s minimum lease payments in future periods as of December 31, 2025:

	Operating lease	Short-term lease
	payments	payments	Total
	US$	US$	US$
Twelve months ending December 31, 2026	$37,568	$47,398	$84,966
Twelve months ending December 31, 2027	39,446	-	39,446
Twelve months ending December 31, 2028	41,418	-	41,418
Total minimum lease payments	118,432	47,398	165,830
Less: discount	(11,888)	-	(11,888)
Present value of minimum lease payments	106,544	47,398	153,942
Less: minimum lease payments, current	(31,238)	(47,398)	(78,636)
Minimum lease payments, non-current	$75,306	$-	$75,306

Note 12 – Shareholders’ equity

Class A and B Ordinary shares

The Company is authorized to issue 90,000,000 shares of Class A Ordinary Shares of par value $0.0005 each and 10,000,000 shares of Class B Ordinary Shares of par value $0.0005 each.

Holders of our Class A Ordinary Shares and Class B Ordinary Shares will have the same rights except for voting and conversion rights. Except for any resolutions to be passed for the purpose of extending the five-year period from the date of issuance of the relevant Class B ordinary shares (subject to any extension) following which such Class B Ordinary Shares shall be automatically and immediately converted into an equal number of Class A Ordinary shares (“Class B Validity Period”), each Class A Ordinary Share shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings and each Class B Ordinary Share shall entitle the holder thereof to five votes on all matters subject to vote at our general meetings. In relation to any resolutions to be passed for the purpose of extending the Class B Validity Period, each Class A Ordinary Share shall entitle the holder thereof to one vote and each Class B Ordinary Share shall entitle the holder thereof to one vote.

Class B Ordinary Shares shall be automatically and immediately converted into an equal number of Class A Ordinary Shares upon (i) the expiration of the Class B Validity Period, and (ii) the transfer of Class B Ordinary Shares. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

No Class B Ordinary Share shall be transferred within the first two years from the date of its issuance unless prior written consent from all the Directors is obtained. Upon any transfer of Class B Ordinary Shares, such Class B Ordinary Shares shall be converted automatically to Class A Ordinary Shares. Class B Ordinary Shares are valid for 5 years from the date of issuance (the “Class B Validity Period”), after which the Class B Ordinary Shares shall automatically be converted into Class A Ordinary Shares. The Class B Validity Period may be extended for periods of 3 years (the “Extension”). Any Extension must be approved by both the holders of Class A Ordinary Shares and Class B Ordinary Shares by way of an ordinary resolution.

In March 2023, the Company completed its equity financing through the issuance of 815,050 Class A Ordinary Shares for approximately US$3.7 million and converted approximately US$8.0 million into 2,553,700 Class A Ordinary Shares from its convertible notes.

In November 2023, the Company completed additional equity financing through the issuance of 999,025 Class A Ordinary Shares for approximately US$4.5 million. Further, a total of 317,250 warrants were exercised to subscribe for the Company’s shares for a total consideration of approximately US$0.5 million.

On February 26, 2024, the Company amended its authorized share capital from US$50,000 divided into 5,000,000 ordinary shares of par value US$0.01 each, to US$50,000 divided into 100,000,000 ordinary shares of par value US$0.0005 each of a single class. On September 25, 2024, the authorized share capital of our Company was further amended to US$50,000 divided into 100,000,000 ordinary shares of nominal or par value US$0.0005 each, comprising 90,000,000 Class A Ordinary Shares of par value US$0.0005 each and 10,000,000 Class B Ordinary Shares of par value US$0.0005 each. On September 25, 2024, the Company re-designated the 20 ordinary shares into 20 Class B Ordinary Shares at par value US$0.0005 each.

On September 30, 2024, the Company entered into restructuring agreement with the shareholders of KNOREX SG, resulting in the shareholders of KNOREX SG becoming 100% shareholders of the Company and the Company now owns 100% of KNOREX SG. As part of the Reorganization, the Company has a total of 22,477,825 Class A Ordinary Shares of par value US$0.0005 each and 4,780,575 Class B Ordinary Shares of par value US$0.0005 each. As a result, since incorporation, the Company’s outstanding shares have increased from 1 share to become 27,258,400 ordinary shares.

The Company considered the change in its authorized share capital on February 26, 2024 to be a 1-for-20 split of its ordinary shares. The new issuance of an aggregate of 27,258,380 Class A Ordinary Shares of par value US$0.0005 each and Class B Ordinary Shares of par value US$0.0005 each on September 30, 2024 were part of the Reorganization prior to completion of its initial public offering. The Company believed it is appropriate to reflect the above transactions on a retroactive basis similar to stock split or dividend pursuant to ASC 260. All shares and per share amounts used herein and in the accompanying consolidated financial statements have been retroactively adjusted to reflect the share split.

On September 30, 2025, the Company closed of its initial public offering of an aggregate of 3,000,000 Class A ordinary shares at a public offering price of $4.00 per share for aggregate gross proceeds of $12.0 million, prior to deducting underwriting discounts and other offering expenses.

As of December 31, 2025 and 2024, the Company has 25,642,538 and 22,477,825 Class A Ordinary Shares issued and outstanding, respectively.

As of December 31, 2025 and 2024, the Company has 4,780,575 and 4,780,575 Class B Ordinary Shares issued and outstanding.

Warrants

On March 30, 2023, the Company issued a total of 2,328,150 warrants to its ordinary shares investors in connection with an ordinary share equity financing. The Company estimates that the fair value of the warrants on the date of grant is US$7,418,954, using Black-Scholes Model. The fair value of the warrants is estimated using the following assumptions: (1) expected volatility of 68.14% using comparable companies, (2) risk-free interest rate of 4.10%, (3) expected life of 2 years, (4) exercise price of US$1.58 and (5) stock price of US$1.58.

On October 30, 2023, the Company issued a total of 2,853,925 warrants to its ordinary shares investors in connection with an ordinary share equity financing. The Company estimates that the fair value of the warrants on the date of grant is US$9,063,846, using Black-Scholes Model. The fair value of the warrants is estimated using the following assumptions: (1) expected volatility of 63.11% using comparable companies, (2) risk-free interest rate of 5.03%, (3) expected life of 2 years, (4) exercise price of US$1.58 and (5) stock price of US$1.58.

The Company then applied the relative fair value of the warrants of US$2,455,068 and US$3,006,167 into capital and recognized the same value as a deemed dividend at the time of issuance, respectively.

In November 2023, a total of 317,250 warrants were exercised to subscribe for the Company’s Class A Ordinary Shares for a total consideration of approximately US$0.5 million.

On April 1, 2024, the Company issued a total of 251,608 warrants to the Company’s Class A Ordinary Shares investors in connection Class A Ordinary Share equity financing. The Company estimates that the fair value of the warrants on the date of grant is US$277,609, using Black-Scholes Model. The fair value of the warrants is estimated using the following assumptions: (1) expected volatility of 56.83% using comparable companies, (2) risk-free interest rate of 4.72%, (3) expected life of 2 years, (4) exercise price of US$3.33 (70% of stock price), and (5) stock price of US$4.75 (the midpoint of the estimated proposed IPO price range of $4.00 and $5.50 per share).

In March 2024, a total of 810,425 warrants were exercised to subscribe for the Company’s Class A Ordinary Shares for a total consideration of approximately US$1.3 million.

On October 9, 2024, one of the Company’s warrant holders forfeited its exercise rights and cancelled its existing 67,850 warrants.

In January 2025, a batch of 4,527,387 warrants were cancelled and reissued with expiry dates of between March 4, 2026 and December 19, 2027, and exercise price of between US$1.497 and US$2.074. A second batch of 251,608 warrants was cancelled and reissued with exercise price of US$2.60 and expiry date of June 30, 2027 with an additional 170,161 warrants being issued as the previous warrants number were being estimated based upon the estimated IPO price of US$4.75, the midpoint of the estimated proposed IPO price range of $4.00 and $5.50 per share. The Company accounts for these cancellation and reissued warrants as modification of a freestanding equity-classified of warrants as an exchange of the original instrument for a new instrument that is not related to a financing transaction and recognized approximately US$1.2 million of the incremental fair value of the outstanding warrants as a dividend in accordance with ASC 815.

In January 2025, a total of 164,713 warrants were exercised to subscribe for 164,713 Class A Ordinary Shares for a total consideration of approximately US$0.2 million.

In June 2025, a total of 100,000 warrants were issued as part of the consideration of the issuance of short-term third-party loans (see Note 8). The total consideration of the fair value of the warrants amounted to approximately US$0.2 million and recognized as debt discount to the short-term third-party loans and credited to additional paid-in capital.

The summary of warrant’s activity is as follows:

	Warrants Outstanding	Warrants Exercisable	Class A Ordinary Shares Issuable	Weighted Average Exercise Price	Average Remaining Contractual Life (in years)
				US$
December 31, 2023	5,570,275	5,570,275	5,570,275	$1.66	1.63
Granted	251,608 *	251,608	251,608	$3.33	2.00
Forfeited	(67,850)	(67,850)	(67,850)	$2.18	-
Exercised	(810,425)	(810,425)	(810,425)	$1.65	-
December 31, 2024	4,943,608	4,943,608	4,943,608	$1.73	0.59
Granted	4,949,156	4,949,156	4,949,156	$1.65	1.85
Forfeited	(4,778,895)	(4,778,895)	(4,778,895)	$1.73	-
Exercised	(164,713)	(164,713)	(164,713)	$1.23	-
December 31, 2025	4,949,156	4,949,156	4,949,156	$1.65	1.38

*	The number of warrants were estimated based upon the IPO price of US$4.75, the midpoint of the estimated proposed IPO price range of $4.00 and $5.50 per share.

The outstanding warrants of KNOREX SG were swapped over to the Company’s warrants upon the effectiveness of the Reorganization as discussed in Note 1.

Note 13 – Net earnings (loss) per share

The Company computes earnings (loss) per share of Class A Ordinary Shares and Class B Ordinary Shares using the two-class method. Except as voting rights as discussed in Note 12, all other rights, including the liquidation and dividend rights, of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical. As a result, the undistributed loss for each year is allocated based on the contractual participation rights of the Class A Ordinary Shares and Class B Ordinary Shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis.

The following tables set forth the computation of basic and diluted loss per share of Class A Ordinary Shares and Class B Ordinary Shares:

	For the Year Ended December 31, 2025
	Class A Ordinary Shares	Class B Ordinary Shares
	US$	US$
Basic and diluted loss per share:
Numerator
Allocation of undistributed loss	$(9,587,938)	$(1,958,552)
Denominator
Number of shares used in per share computation	23,402,915	4,780,575
Basic and diluted loss per share	$(0.41)	$(0.41)

	For the Year Ended December 31, 2024
	Class A Ordinary Shares	Class B Ordinary Shares
	US$	US$
Basic and diluted loss per share:
Numerator
Allocation of undistributed loss	$(4,845,217)	$(1,038,934)
Denominator
Number of shares used in per share computation	22,294,896	4,780,575
Basic and diluted loss per share	$(0.22)	$(0.22)

	For the Year Ended December 31, 2023
	Class A Ordinary Shares	Class B Ordinary Shares
	US$	US$
Basic and diluted loss per share:
Numerator
Allocation of undistributed loss	$(6,402,122)	$(1,559,402)
Denominator
Number of shares used in per share computation	19,626,646	4,780,575
Basic and diluted loss per share	$(0.33)	$(0.33)

For the year ended December 31, 2025, the Company had dilutive securities from the outstanding convertible notes and warrants that are convertible into 841,072 and 4,949,156 of the Company’s Class A Ordinary Shares, respectively, were not included in the computation of dilutive loss per share because the inclusion of such convertible notes and warrants would be anti-dilutive.

For the year ended December 31, 2024, the Company had dilutive securities from the outstanding convertible notes and warrants that are convertible into 1,206,141 and 4,943,608 of the Company’s Class A Ordinary Shares, respectively, were not included in the computation of dilutive loss per share because the inclusion of such convertible notes and warrants would be anti-dilutive.

For the year ended December 31, 2023, the Company had dilutive securities from the outstanding warrants that are convertible into 5,570,275 of the Company’s Class A Ordinary Shares, were not included in the computation of dilutive loss per share because the inclusion of such warrants would be anti-dilutive.

The summary of anti-dilutive instruments excluded from the computation of earnings per share, amount is as follows:

	Warrants	Convertible Notes	Total
Common Stock subject to outstanding:
For the year ended December 31, 2025	4,949,156	841,072	5,790,228
For the year ended December 31, 2024	4,943,608	1,206,141	6,149,749
For the year ended December 31, 2023	5,570,275	-	5,570,275

Note 14 – Income taxes

United States

KNOREX US was incorporated in the State of Delaware and holds its operation in the state of California. KNOREX US is subject to a federal income tax rate of 21% and California income tax rate of 8.84%.

Singapore

KNOREX SG is incorporated in Singapore and is subject to Singapore income tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first US$7,415 (S$10,000) taxable income and 50% of the next US$140,887 (S$190,000) taxable income are exempted from income tax.

Vietnam

The Company’s subsidiary operating in Vietnam is subject to the Vietnam Income Tax at a standard income tax rate of 20%.

Other Countries

The Company’s other subsidiaries with operations in other countries (Malaysia, Thailand, Australia, India, and China) are insignificant to its operations for the year ended December 31, 2025, 2024 and 2023.

The United States and foreign components of loss before income taxes were comprised of the following:

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
	US$	US$	US$
U.S. loss	$(2,783,583)	$(1,741,678)	$(3,843,380)
Foreign loss	(8,657,975)	(4,083,710)	(4,088,153)
Total loss before income taxes	$(11,441,558)	$(5,825,388)	$(7,931,533)

The provision for income taxes consisted of the following:

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
	US$	US$	US$
Current
Federal	$-	$-	$-
State	22,838	16,671	6,775
Foreign	77,664	41,552	26,464
Deferred
Federal	-	-	-
State	-	-	-
Foreign	3,114
Provision for income taxes	$103,616	$58,223	$33,239

The following tables reconcile U.S. statutory rates to the Company’s effective tax rate:

	For the Year Ended December 31, 2025
	$	%
Benefit for income taxes at U.S. federal statutory rate	$2,400,896	21.0%
State and local income taxes, net of federal benefit	800,909	7.0
Tax rate differential outside of U.S.	(1,152,160)	(10.1)
Change in valuation allowance	(1,962,095)	(17.2)
Tax effect of capitalized software development costs deduction	(134,955)	(1.1)
Tax effect of non-deductible expenditure	(92,381)	(0.8)
Tax effect of non-taxable income	36,170	0.3
Total tax provision and effective tax rate	$(103,616)	(0.9)%

	For the Year Ended December 31, 2024
	$	%
Provision for income taxes at U.S. federal statutory rate	$1,222,399	21.0%
State and local income taxes, net of federal benefit	407,777	7.0
Tax rate differential outside of U.S.	(506,156)	(8.6)
Change in valuation allowance	(993,753)	(17.1)
Tax effect of capitalized software development costs deduction	(126,649)	(2.2)
Tax effect of deferred offering costs deduction	(88,049)	(1.5)
Tax effect of non- deductible expenditure	(28,755)	(0.5)
Tax effect of non- taxable income	54,963	0.9
Total tax provision and effective tax rate	$(58,223)	(1.0)%

	For the Year Ended December 31, 2023
	$	%
U.S. federal statutory rate	$1,665,622	21.0%
State and local income taxes, net of federal benefit	555,207	7.0
Tax rate differential outside of U.S.	(392,061)	(4.9)
Change in valuation allowance	(1,627,630)	(20.5)
Tax effect of capitalized software development costs deduction	(16,260)	(0.2)
Tax effect of deferred offering costs deduction	(79,157)	(1.0)
Tax effect of non- deductible expenditure	(140,943)	(1.8)
Tax effect of non- taxable income	1,983	0.0
Total tax provision and effective tax rate	$(33,239)	(0.4)%

The following table sets forth the significant components of the aggregate deferred tax assets of the Company:

	As of December 31, 2025	As of December 31, 2024
	US$	US$
Deferred Tax Assets
Net operating loss carryforwards – U.S.	$6,821,392	$5,575,673
Net operating loss carryforwards – Singapore	4,605,688	3,886,272
Net operating loss carryforwards – Other counties	714,248	718,791
Less: valuation allowance	(12,141,328)	(10,180,736)
Deferred tax assets, net	$-	$-

As of December 31, 2025 and 2024, the Company had net operating losses carry forward of approximately US$24.4 million and US$19.9 million, respectively, from the Company’s U.S. subsidiaries. The net operating losses can be carried forward indefinitely. Due to the Company’s U.S. subsidiaries have been operating at losses, the Company is uncertain when these net operating losses can be utilized. As a result, the Company provided a 100% allowance on deferred tax assets on net operating losses of approximately US$6.5 million and US$5.6 million related to U.S. subsidiary as of December 31, 2025 and 2024, respectively.

As of December 31, 2025 and 2024, the Company and its Singapore subsidiary had net operating losses carry forward of approximately US$27.0 million and US$23.9 million, respectively, from the Company and its Singapore subsidiary. The net operating losses from the Company and its Singapore subsidiary can be carried forward indefinitely. Due to the Company and its Singapore subsidiary have been operating at losses, the Company is uncertain when these net operating losses can be utilized. As a result, the Company provided a 100% allowance on deferred tax assets on net operating losses of approximately US$4.2 million and US$3.9 million related to the Company and its Singapore subsidiary as of December 31, 2025 and 2024, respectively.

The following is a supplemental schedule of cash paid for income taxes:

	Year Ended December 31,
	2025	2024	2023
Cash paid during the period for income taxes, net of refunds:
Federal	$—	$—	$—
State and local	27,341	13,110	7,022
Foreign	60,452	16,415	26,217
Total cash paid during the period for income taxes	$87,793	$29,525	$33,239

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur interest and penalties tax for the years ended December 31, 2025, 2024 and 2023.

Note 15 – Concentrations of risks

(a) Major customers

For the year ended December 31, 2025, two customers accounted for approximately 40.6% and 14.9% of the Company’s total revenues, which was individually more than 10% of the Company’s total revenues. For the year ended December 31, 2024, one customer accounted for approximately 73.3% of the Company’s total revenues, which was individually more than 10% of the Company’s total revenues. For the year ended December 31, 2023, three customers accounted for approximately 40.1%, 20.0% and 14.6% of the Company’s total revenues, which were individually more than 10% of the Company’s total revenues.

(b) Major vendors

For the year ended December 31, 2025, three vendors accounted for approximately 47.2%, 25.1% and 10.0% of the Company’s total purchases, which were individually more than 10% of the Company’s total purchases. For the year ended December 31, 2024, two vendors accounted for approximately 35.9% and 13.9% of the Company’s total purchases, which were individually more than 10% of the Company’s total purchases. For the year ended December 31, 2023, three vendors accounted for approximately 28.2%, 19.1% and 13.8% of the Company’s total purchases, which were individually more than 10% of the Company’s total purchases.

(c) Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. The Federal Deposit Insurance Corporation (FDIC) standard insurance amount is up to US$250,000 per depositor per insured bank. As of December 31, 2025 and 2024, the Company had cash balance of approximately US$30,000 and US$0.5 million maintained at banks in the United States, nil and of approximately US$55,000 was subject to credit risk, respectively. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Singapore Deposit Insurance Corporation Limited (SDIC) insures deposits in a Deposit Insurance (DI) Scheme member bank or finance company up to approximately US$56,788 (S$75,000) per account. This was raised to US$75,717 (S$100,000) with effect from 1 April 2024. As of December 31, 2025 and 2024, the Company had cash balance of approximately US$7,000 and US$48,000 maintained at DI Scheme banks in Singapore, of which nil was subject to credit risk.

The Company’s cash balance in other countries (Malaysia, Thailand, Vietnam, Australia, India, and China) are insignificant to its operations as of December 31, 2025 and 2024.

The Company is also exposed to risk from accounts receivable and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Note 16 – Commitments and contingencies

Legal contingencies

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and unasserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in aggregate, are not deemed to be material to the consolidated financial statements.

The Company was subject to an employment-related claim arising prior to December 31, 2025. Subsequent to year end, the matter was settled for approximately US$130,000 in July 2026. The related amount has been recognised in the financial statements as of December 31, 2025.

Note 17 – Segment information

The Company operates as one operating segment, which primarily focuses on platform subscription fees, platform services, managed activations, and professional services. The Company’s chief executive officer is the chief operating decision-maker (“CODM”), manages and allocates resources to the operations of the Company on an entity-wide basis based on the U.S. and International (Singapore, Malaysia, Vietnam and India).

Disaggregated information of revenues by services is as follows:

	For the Years Ended
	December 31, 2025	December 31, 2024	December 31, 2023
	US$	US$	US$
Platform subscription fee	$2,626,572	$4,408,157	$3,167,832
Platform services	3,310,716	6,233,241	5,244,360
Managed activations and professional services	101,254	178,967	313,624
Total revenues	$6,038,542	$10,820,365	$8,725,816

	For the Years Ended
	December 31, 2025	December 31, 2024	December 31, 2023
	US$	US$	US$
U.S.	$5,000,611	$10,422,293	$8,446,459
Singapore	1,037,931	398,072	279,357
Total revenues	$6,038,542	$10,820,365	$8,725,816

In addition, the key measure of segment profitability that the CODM uses to allocate resources and assess performance is net loss, as reported on the statements of operations. The following table presents the significant revenue and expense categories of the Company’s single operating segment:

	For the Years Ended
	December 31, 2025	December 31, 2024	December 31, 2023
	US$	US$	US$
Revenue	$6,038,542	$10,820,365	$8,725,816
Media costs	(2,893,685)	(5,743,003)	(5,050,107)
Data costs	(902,596)	(1,362,001)	(1,382,524)
Infrastructure costs	(1,289,912)	(1,232,942)	(1,742,950)
Salary and benefits costs	(4,421,961)	(4,914,926)	(5,094,148)
Amortization of capitalized software development costs	(794,047)	(744,993)	(592,458)
Professional fees	(3,240,293)	(557,640)	(1,109,175)
Other cost of revenue	(9,096)	(42,691)	(8,594)
Other platform operations expenses	(494,564)	(478,369)	(428,218)
Other sales and marketing expenses	(283,815)	(451,798)	(576,152)
Other technology and development expenses	(380,528)	(401,746)	(356,180)
Other general and administrative expenses	(718,495)	(398,424)	(343,605)
Other segment (expenses) income	(2,051,108)	(317,220)	26,762
Provision for income taxes	(103,616)	(58,223)	(33,239)
Net loss	$(11,545,174)	$(5,883,611)	$(7,964,772)

Note 18 – Subsequent events

The Company evaluated subsequent events and transactions that occurred after the date of these consolidated financial statements were issued. Based on this review, except as disclosed below, the Company did not identify any other subsequent events that would require adjustment or disclosure in the consolidated financial statements.

On March 31, 2026, the Company entered into a definitive Note Purchase Agreement (the “Notes Agreement”) with North Commerce Parkway Capital LP and TQ Master Fund LP (collectively, the “Purchasers”).

Pursuant to the terms and subject to the conditions of the Notes Agreement, we issued notes in an aggregate principal amount of $3.0 million to certain purchasers. The Notes mature in July 1, 2026 and contain customary representations, warranties, conditions and indemnification obligations for us. We received net proceeds of approximately $2.7 million from the issuance of the Notes, of which approximately $0.7 million was used to repay existing outstanding indebtedness, including approximately $0.4 million of unsecured indebtedness incurred following our initial public offering in September 2025 from lenders that included members of management and shareholders, with the remaining proceeds used for transaction expenses and general corporate purposes. The Notes are subject to mandatory prepayment equal to 20% of the gross proceeds of amounts purchased under the Purchase Agreement.

Additionally, the Company holds an option, exercisable at any time following the effectiveness of the Company’s F-1 registration statement filed with the SEC, to issue and sell additional notes to the Purchasers in an aggregate principal amount of $1.0 million for an aggregate purchase price of $0.9 million, on the same terms and conditions as the initial Notes.

On March 31, 2026, the Company entered into a definitive Share Purchase Agreement (the “Purchase Agreement”) with RK Capital Management LLC, North Commerce Parkway Capital LP and TQP Holdings LLC (collectively, the “Investors”).

In addition, pursuant to the Purchase Agreement, the Investor has committed to purchase, at our direction and subject to certain conditions and limitations, up to $50.0 million of the Company’s Class A ordinary shares over a 36-month period following the effectiveness of a resale registration statement filed with the U.S. Securities and Exchange Commission. Shares sold under the Purchase Agreement will be priced at a discount to market prices determined by reference to either purchase notices or intraday purchase notices, as applicable. We will pay the Investor commitment fees in Ordinary Shares with an aggregate value of up to $500,000 if certain purchase thresholds are met. The Purchase Agreement and related registration rights agreement contain customary representations, warranties, conditions and indemnification obligations, and may be terminated in accordance with their terms. The Company expects to use any proceeds received for general corporate purposes, although it is possible that no shares will be issued under the Purchase Agreement. The Notes and any Ordinary Shares issued in these transactions were or will be offered and sold pursuant to exemptions from registration under Section 4(a)(2) of the Securities Act.

On March 23, 2026, the Company signed amendments to nine convertible note agreements originally issued in 2024 (comprising the five convertible note agreements issued in April and May 2024, and the four convertible note agreements issued in August and November 2024, as disclosed in Note 8 - Credit facilities - Convertible notes). Subsequently, on March 25, 2026, the Company signed amendments to the two convertible note agreements originally issued in April 2025 (Disclosed in Note 8 - Credit facilities - Convertible notes). These amendments extended the maturity dates for all eleven of these convertible note agreements to October 9, 2026.

In June 2026, the loan amount owed by Allen Peter Anthony was fully repaid to the Company with no amounts remain outstanding.

The Company was subject to an employment-related claim arising prior to December 31, 2025. Subsequent to year end, the matter was settled for approximately US$130,000 in July 2026. The related amount has been recognised in the financial statements as of December 31, 2025.

The Company subsequently entered into three amendments to the Note Purchase Agreement on July 6, July 15, and July 22, 2026, which collectively, (a) extended the Maturity Date from July 1, 2026 to July 29, 2026. The Maturity Date is subject to further automatic extension to August 15, 2026, if the Company consummates a financing resulting in gross cash proceeds in excess of $5,000,000 on or before July 29, 2026; (b) increased the aggregate principal amount of the Notes by $150,000, from $3,000,000 to $3,150,000, allocated pro-rata between the Purchasers; and (c) added a reverse split covenant requiring the Company to call a shareholder meeting to seek approval for a reverse stock split within 30 days following a Trigger Event, which is defined as (i) the closing price of the Company’s Common Stock being less than $0.30 per share for ten consecutive Trading Days or (ii) receipt of a formal non-compliance or early-warning notice from NYSE American regarding its share price, and to continue seeking such approval at least every 60 days until obtained. Except as expressly amended, the Note Purchase Agreement and the Notes remain in full force and effect.

On July 22, 2026, the Company entered into Amendment No. 1 to the Share Purchase Agreement, with the Investors. The amendment amended Section 11.04 of the ELOC Agreement to revise the fees payable by the Company thereunder. Specifically, in addition to the legal and structuring fee of $25,000 previously paid, the Company is now required to pay a commitment fee to the Investors in the form of Ordinary Shares with an aggregate market value equal to $500,000 (the “Commitment Fee”). The Commitment Fee is to be paid in three equal monthly installments, commencing on the effective date of the registration statement registering the Commitment Shares, with the number of shares issuable on each payment date determined based on the VWAP of the Ordinary Shares for the three consecutive trading days immediately prior to such payment date. The Commitment Fee is fully earned and nonrefundable, regardless of whether any purchases are made under the ELOC Agreement or the agreement is subsequently terminated. Except as expressly amended, the ELOC Agreement remains in full force and effect.

